811250

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026436

REGISTRANT'S NAME Henderson Land Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 1561 FISCAL YEAR 6 30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 1-18-02

82-1561

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

02 JAN -8 AM 8:58

6-30-01

2001
Annual Report 年報



Golden Centre



Two IFC

This montage photo features the Group's 36.17%-owned International Finance Centre project which has a total G.F.A. of 4,477,000 sq. ft. and which is situate on top of MTRC's Hong Kong Station. This project comprises the completed International Office Tower One ("One IFC") and the adjacent IFC Shopping Mall (South); and the International Office Tower Two ("Two IFC") and the adjacent IFC Shopping Mall (North) together with the Four Seasons Hotels component which are currently under construction.

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Land Development Company Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:

Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee

Independent Non-executive Directors:

Lo Tak Shing *(Vice Chairman)*
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Vincent Liang *(Alternate Director to Lo Tak Shing)*
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Non-executive Directors:

Lee Tat Man
Kan Fook Yee

Registered Office:

6th Floor
World-Wide House
19 Des Voeux Road Central
Hong Kong

GENERAL MANDATES FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES

AND

TO ISSUE SHARES

24th October, 2001

To the Shareholders of the Company

Dear Sir/Madam,

GENERAL MANDATES FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND TO ISSUE SHARES

INTRODUCTION

The purpose of this document is to provide you with information regarding the proposed general mandate for repurchase by the Company of its own shares and to issue shares, and to seek your approval at the annual general meeting of the Company ("Annual General Meeting") to be held on 10th December, 2001 at 12:30 p.m. in connection with, inter alia, such matters.

GENERAL MANDATE FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES

At the annual general meeting held on 4th December, 2000, a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of HK$2.00 each of the Company ("Shares") up to a maximum of ten per cent. of the issued share capital of the Company at the date of the ordinary resolution. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting to be held on 10th December, 2001 at 12:30 p.m.. Your attention is drawn to Ordinary Resolution (A) set out in the notice convening the Annual General Meeting dated 4th October, 2001 contained in the 2001 Annual Report of the Company which has been sent to the shareholders of the Company. Such Ordinary Resolution proposes to give a general mandate to the Directors to exercise the powers of the Company to repurchase at any time until the conclusion of the next annual general meeting of the Company following the passing of the relevant resolution or such earlier period as stated therein, Shares up to a maximum of ten per cent. of the issued share capital of the Company at the date of passing that Ordinary Resolution ("Repurchase Mandate").

An explanatory statement, as required under the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") regulating the repurchase by companies with primary listings on the Stock Exchange of their own shares on the Stock Exchange ("Shares Repurchase Rules") and under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) ("Companies Ordinance"), to provide the requisite information for your consideration of the Repurchase Mandate is set out in the Appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting to be held on 10th December, 2001 the Ordinary Resolutions (B) and (C) respectively as set out in the notice convening the Annual General Meeting dated 4th October, 2001 for granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding twenty per cent. of the issued share capital of the Company at the date of passing that Ordinary Resolution (B) ("Issue Mandate") and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

Yours faithfully,
Lee Shau Kee
Chairman

EXPLANATORY STATEMENT

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Shares Repurchase Rules for you to consider the Repurchase Mandate.

1. Share Capital

As at 19th October, 2001 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 1,722,140,000 Shares. Subject to the passing of the Ordinary Resolution (A) set out in the notice convening the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 172,214,000 Shares.

2. Reasons for Repurchase

The Directors believe that the Repurchase Mandate affords the Company the flexibility and ability in pursuing the best interests for the Company and its shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, be beneficial to the shareholders by enhancing the net asset and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the Company. If such repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

The Directors propose that repurchases of Shares would be appropriately financed by the Company's internal resources and/or available banking facilities. No material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the 2001 Annual Report) even in the event that the Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest	Lowest
		HK$	*HK$*
2000	October	40.10	32.40
	November	35.60	29.90
	December	39.80	29.50
2001	January	44.50	37.80
	February	49.90	40.70
	March	47.60	37.30
	April	39.70	32.50
	May	39.00	34.10
	June	38.10	33.20
	July	37.90	34.70
	August	37.00	31.70
	September	36.10	23.25

5. Undertaking and Disclosure of Interests

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchase pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. **Hong Kong Codes on Takeovers and Mergers and Share Repurchases**

   If a shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeover Code as a result of any repurchase made under the Repurchase Mandate.

7. **Share Purchase made by the Company**

   The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

閣下對本通函任何方面或應辦之手續**如有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之恒基兆業地產有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

恒基兆業地產有限公司

(於香港註冊成立之有限公司)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李鏡禹
馮李煥琼
梁　昇
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
葉盈枝

獨立非執行董事：
羅德丞 *(副主席)*
胡寶星
梁希文
李王佩玲
梁雲生 *(羅德丞先生之替代董事)*
胡家驃 *(胡寶星爵士之替代董事)*

非執行董事：
李達民
簡福飴

註冊辦事處：
香港德輔道中十九號
環球大廈6樓

購回本公司股份
及
發行股份之一般性授權

敬啟者：

購回本公司股份
及
發行股份之一般性授權

緒言

本通函旨在向　閣下提供有關購回本公司股份及發行股份之一般性授權之建議之進一步詳情，及尋求　閣下於二零零一年十二月十日中午十二時三十分本公司舉行之股東週年大會（「股東週年大會」）上批准（其中包括）該等事宜。

購回本公司股份之一般性授權

本公司於二零零零年十二月四日舉行之股東週年大會上授予董事局一般性授權購回不超過本公司於普通決議案通過之日已發行股本10%之每股面值港幣2.00元之股份（「股份」）。該項一般性授權將於二零零一年十二月十日中午十二時三十分舉行之股東週年大會結束時失效。請　閣下參照附於已寄送各股東之二零零一年年報內在二零零一年十月四日召開股東週年大會之通告所列出之第(A)項普通決議案。該項普通決議案建議授權董事局於有關普通決議案通過後至下屆股東週年大會結束時止期間或於其所列任何一項較早之期間內任何時間購回不超過本公司於有關普通決議案通過之日已發行股本10%之股份（「股份購回之授權」）。

根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「證券上市規則」）中監管在聯交所有第一上市地位之公司在聯交所購回本身股份之規則（「股份購回規則」）和公司條例（香港法例第三十二章）（「公司條例」），本公司須就股份購回之授權向股東發出說明書，有關資料已列於本通函之附錄。

發行股份之一般性授權

於二零零一年十二月十日舉行之股東週年大會上將提呈在二零零一年十月四日召開股東週年大會之通告內所列出之第(B)項及第(C)項普通決議案，分別授權董事局配發、發行及處理不超過本公司於該第(B)項普通決議案通過之日已發行股本面值總額百分之二十之新股（「發行股份之授權」）；及在該發行股份之授權加入股份購回之授權中之購回股份。

此致

列位股東　台照

主席
李兆基
謹啟

二零零一年十月二十四日

說明書

本說明書乃根據公司條例第49BA(3)(b)條之規定而編制，並載有股份購回規則規定之所有資料以供　閣下考慮股份購回之授權事宜。

一、股本

於二零零一年十月十九日(本通函付印前之最後實際可行日期)，本公司已發行股本總數為1,722,140,000股股份。如在召開股東週年大會之通告所列之第(A)項普通決議案獲得通過，且於舉行股東週年大會之日前無發行或購回額外股份，本公司根據股份購回之授權，將獲准購回之股份數目最高可達 172,214,000股。

二、購回股份之原因

董事局認為股份購回之授權可使本公司更靈活及更有利地為公司及其股東尋求最佳利益。購回股份可能於當時之市場狀況及財務安排之形勢下提高本公司股份之資產淨值及／或每股盈利，而董事局只會在認為對本公司及其股東有利之情況下方會購回股份。

三、用於股份購回之資金

在購回股份時，本公司只可動用依據本公司之公司組織章程大綱及公司細則與公司條例許可作此用途之資金。按照公司條例，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司條例許可之情況下，由為購回股份而發行新股所得之收益中支付。

董事局建議該等股份購回之款項將會適當地由公司內部資源及／或獲提供之銀行信貸撥支。倘於建議購回期間任何時間內全部行使股份購回權力，亦不會對本公司之營運資金或借貸水平(與二零零一年年報所載之經審核賬目所披露之狀況比較)產生重大不利影響。

四、股份價格

本公司股份於前十二個月在聯交所每月之最高及最低買賣價格如下：

	最高 *港元*	最低 *港元*
2000年10月	40.10	32.40
11月	35.60	29.90
12月	39.80	29.50
2001年1月	44.50	37.80
2月	49.90	40.70
3月	47.60	37.30
4月	39.70	32.50
5月	39.00	34.10
6月	38.10	33.20
7月	37.90	34.70
8月	37.00	31.70
9月	36.10	23.25

五、承諾及公開權益資料

董事局已向聯交所作出承諾，在依據股份購回之授權行使股份購回權力時，必須遵守適用之證券上市規則、公司條例及任何其他香港適用法例。

經一切合理查詢後，盡董事局所知及確信，目前並無董事及彼等之聯繫人士擬於股份購回建議獲股東批准時，向本公司出售其股份。

本公司並無接獲有關連人士(根據證券上市規則之定義)通知，彼等目前無意在本公司獲准購回股份後，向本公司出售其股份，或承諾不會向本公司出售其持有之股份。

六、 香港公司收購、合併及股份購回守則

倘若董事局行使本公司購回股份權力而導致任何股東在本公司所持之投票權比率上升，該項權益比率上升將根據香港公司收購及合併守則(「收購守則」)第三十二條被視為取得投票權。因此，一名股東或一組一致行動之股東可取得或鞏固本公司之控制權，從而有義務依照收購守則第二十六條之規定作出強制要約。如現時持股數量及本公司之股本結構維持不變，據董事局所知，根據股份購回之授權進行之任何購回事宜不會引起收購守則下之任何責任。

七、 本公司購入之股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購入本公司之股份。


One IFC
IFC –
Four Seasons Hotel, Hong Kong

THE YEAR IN REVIEW

REVIEW OF OPERATIONS

REPORT & SUMMARY

FINANCIAL STATEMENTS

2001 Financial Year In Review

1 ST HALF - FINANCIAL YEAR 2001 (July 2000 - December 2000)

1



3



5



2



4



6



1. HENDERSON CYBER LIMITED INITIAL PUBLIC OFFERING AND LISTING ON THE GEM
2. 36.17% - OWNED ONE INTERNATIONAL FINANCE CENTRE - HK$7 BILLION 6-YEAR TERM LOAN FACILITY AGREEMENT SIGNED
3. 63.35% - OWNED PALATIAL CREST (HONG KONG) COMPLETED
4. 36.17% - OWNED TWO INTERNATIONAL FINANCE CENTRE (HONG KONG) - SUPERSTRUCTURE CONSTRUCTION OF 88-STOREY TOWER COMMENCED
5. 50% - OWNED ROYAL PENINSULA (KOWLOON) COMPLETED
6. THE 6TH NEW CITISTORE OPENED AT METRO CITY PHASE 2 (NEW TERRITORIES)

2001 Financial Year In Review

2ND HALF - FINANCIAL YEAR 2001 (January 2001 - June 2001)


1
3
4
2

① 50% - OWNED CASA BELLA (HONG KONG) COMPLETED

② 80% - OWNED METROPOLITAN RISE (KOWLOON) COMPLETED

③ 58.53% - OWNED HENG BAO GARDEN (GUANGZHOU) COMPLETED

④ 62.23% - OWNED SAI WAN HO SITE (HONG KONG) ACQUIRED

Chairman's Statement

Dr. Lee Shau Kee, Chairman and Managing Director



I am pleased to present to the Shareholders my report on the operations of the Group.

Profit & Turnover

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2001 amounted to HK$4,394 million, representing a decrease of 25% from that reported in the previous financial year. The turnover of your Group also showed a decrease of 46% from that of the previous financial year and amounted to HK$9,169 million.

Dividends

Your Board recommends the payment of a final dividend of HK$0.55 per share to shareholders whose names appear on the Register of Members of the Company on 10th December, 2001. The total distribution per share of HK$1.10 for the full year, including the interim dividend of HK$0.55 per share already paid, represents a decrease of 29% from the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 12th December, 2001.

Business Review

PROPERTY MARKET

The economy of Hong Kong was considerably stable in 2000. However, as the global economy experienced a slowdown since the beginning of 2001, the confidence of local home purchasers remained low notwithstanding that Hong Kong followed the footsteps of the United States of America in announcing consecutive reductions of interest rates as well as a series of measures implemented by the Government to stabilise local property prices.

Chairman's Statement (cont'd)

Sales turnover in the local property market was recorded at a slower pace this year as compared with that of the past year. However, your Group was able to adopt suitable sales strategy during the period under review after taking timely assessment of such market developments. The number of units that were sold by the Group including those for which the Group acted as sales agent summed up to 2,960 residential units, amounting to approximately HK$9.2 billion in total sales proceeds.


HENDERSON LAND GROUP STRUCTURE
Market Capitalisation as at 4th October, 2001
Henderson Land Development Company Limited : HK$45Bn.
Seven Listed Companies of Group : HK$122Bn.
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Investment Holding, Property Development and Investment, Construction, Finance, Project and Property Management)
73.34%
HENDERSON INVESTMENT LIMITED
(Investment Holding, Property Development and Investment, Retailing, Hotel Business and Strategic Securities Investment)
58.53%
HENDERSON CHINA HOLDINGS LIMITED
(Property Development and Investment, Project and Property Management, Finance and IT Investments)
35.69%
THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Piped-gas Supply and Distribution)
18.05%
66.67%
HENDERSON CYBER LIMITED
(Internet, Telecommunications, High Technology Services and IT Investments)
41.09%
MIRAMAR HOTEL AND INVESTMENT COMPANY, LIMITED
(Hotel and Property Investment)
30.98%
HONG KONG FERRY (HOLDINGS) COMPANY LIMITED
(Property Development and Investment, Travel Business, Hotel Operations, Trading and Services)

(All percentage shareholdings shown above were figures as of 4th October, 2001)

Chairman's Statement (cont'd)

LOCAL PROPERTY DEVELOPMENT AND LAND BANK

During the financial year under review, the Group completed six development projects which amounted to 1.29 million sq.ft. in total attributable gross floor area:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
1	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35	117,384
2	117 Caine Road Mid-Levels Hong Kong (Casa Bella)	12,595	101,890	Residential	50.00	50,945
3	8 Hung Lai Road (Kowloon Inland Lot No. 11084) (Royal Peninsula)	162,246	1,478,552	Residential/ Serviced Apartment	50.00	739,276
4	28 Ma Tau Kok Road (Metropolitan Rise)	20,000	183,344	Commercial/ Residential	80.00	146,675
5	579 Nathan Road (579 Nathan Road)	2,205	26,615	Commercial	100.00	26,615
6	1 Tuen On Lane Tuen Mun (Tuen Mun Town Lot No. 377 R.P.) (Parkland Villas — Blocks 7 to 9)	288,197	276,127	Residential	75.01	207,123
						1,288,018

The Group acquired the following development sites in the period under review:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
1	Sai Wan Ho Ferry Concourse, Inland Lot No. 8955	131,320	1,368,418	Residential	62.23	851,567
2	106-116 Hollywood Road and 1A Ping On Lane	7,464	63,445	Commercial/ Residential	100.00	63,445
						915,012


Annual Completion
GFA in million sq.ft.
6
5
4
3
2
1
0
97
98
99
00
01
Financial Year

Chairman's Statement (cont'd)

On land acquisition, the Group made addition of two sites to its land bank during the financial year under review which amounted to approximately 0.92 million sq.ft. in total attributable development floor area. Also, during the period under review, three other industrial sites held by the Group in Wong Chuk Hang, San Po Kong and Kwun Tong were also approved by the Town Planning Board for change to commercial development land usage, with total gross floor area of approximately 0.47 million sq.ft. being attributable to the Group. Furthermore, the old southern gas plant with a site area of 130,000 sq.ft. being owned by the Group's associate, The Hong Kong & China Gas, was approved by the Town Planning Board in respect of change to residential development R (E) land usage with a maximum permitted plot ratio of 8.5 times for commercial-cum-residential development primarily as a residential project of approximately 1.1 million sq.ft. in gross floor area. As at the end of the financial year under review, the total development land bank of your Group in Hong Kong amounted to approximately 21.31 million sq.ft. in total attributable development floor area, which includes the Group's interests in development sites, investment properties, hotel properties as well as property interests held in the three listed associates of the Group. In addition, your Group held approximately 23.3 million sq.ft. of agricultural land as at the end of the past financial year. The Group will follow closely developments in the local property market and make applications to the Government in stages for change of land usage of the agricultural land held in hand for property development purpose.

PROPERTY RENTAL

In the financial year under review, total gross rental income of the Group amounted to HK$1,960 million which reflected an increase of 27% from that recorded in the previous financial year. Although Hong Kong continued to be affected by the slowdown of the global economy in the past financial year, most of the retail shopping properties owned by the Group are located in new towns where continual growth of residents are maintained and consumer spending power are segregated, thereby providing a good support to stabilise rental of the retail shopping properties located in such new towns. Occupancy rates in major retail shopping properties and office properties owned by the Group were also recorded at satisfactory level. Amongst these, the retail shopping centre located at the Metro City Phase II and Phase III of approximately 1.2 million sq.ft. in gross floor area was completed during the period under review. As the rent-free concessionary periods in this retail shopping centre gradually came to an end as from 2001, it would begin to make noticeable increase in rental income of the Group. As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to 6.3 million sq.ft..

Usage of Land Bank & Investment Properties


4%
45%
11%
19%
21%
Residental
Shop
Office
Industrial/Office & Industrial
Hotel/Serviced Apartment

Chairman's Statement (cont'd)

HENDERSON INVESTMENT LIMITED
("HENDERSON INVESTMENT") –
As at the end of the financial year, the Group held a 73.34% interest in this listed subsidiary. In the financial year ended 30th June, 2001, profit of this company increased by 23% when compared to that of the previous year and amounted to HK$1,978 million. This was mainly attributed to an increase of 17% in rental income over that in the previous year. The average occupancy rate of Newton Hotel Hong Kong and Newton Hotel Kowloon eased up moderately to 87% compared to the previous period, along with slight increase in room tariff. Achieving satisfactory performance as a whole, Citistore opened its sixth outlet. Sale of part of the strategic investment holdings and investment return from several toll-bridges and toll-roads inside China have contributed satisfactory return to this group. Investments in the listed associates also achieved good performance. During the period, this group made a general offer for shares in Miramar Hotel and Investment Company, Limited which were held in the hands of other shareholders with a total acquisition price of approximately HK$1.97 billion thereby expanding the group's investment base. However, as the response in terms of the number of shares that the other shareholders were willing to sell to this group under the proposed share acquisition offer fell short of the targeted number of shares to be acquired by the closing date for acceptance of the offer, this group subsequently purchased shares in Miramar from the open market and increased its shareholding to 39.53% as at the end of the period under review.

THE HONG KONG AND
CHINA GAS COMPANY LIMITED
("HONG KONG AND CHINA GAS") –
33.34% owned by Henderson Investment: Hong Kong and China Gas reported a 6.7% increase in profit to approximately HK$1.7 billion for the six months ended 30th June, 2001 as compared to the profit of the corresponding period in the previous financial year, serving over 1,360,000 customers. For its energy businesses, this group has actively developed its fuel gas business by acquiring a 45% interest in Suzhou Industrial Park Hong Kong and China Gas Company Limited this June to meet the increasing demand for natural gas in Mainland China and actively participates in the local LPG filling stations operations through its wholly-owned ECO Energy Company Limited. Besides, this group also participates in several sizeable commercial and residential development projects which include Phase One of the Airport Railway Hong Kong Station project, namely One International Finance Centre and Phase Two of this project comprising office, hotel and retail properties that is under development in which this group holds a 15% interest; the 45% owned luxurious residential project named King's Park Hill that is currently put up for sale and lease, and its 50% interest in the newly acquired development site at Sai Wan Ho Ferry Concourse that would provide over 1.3 million sq.ft. in residential floor area. In addition, this group's application to the Town Planning Board to rezone the Ma Tau Kok (South) plant to a residential development site that yields over 1.1 million sq.ft. in gross floor area has made satisfactory progress. In August 2001, this group repurchased from its shareholders approximately 364 million shares at a total consideration of approximately HK$3.53 billion, aiming to enhance return on capital and earnings per share. This move has caused the Group's subsidiary, Henderson Investment, to increase its shareholding interest in Hong Kong and China Gas from 33.34% to 35.64%.

Chairman's Statement (cont'd)

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED *("HONG KONG FERRY")* –

30.98% owned by Henderson Investment: The interim results of Hong Kong Ferry for the six months ended 30th June, 2001 recorded HK$258 million in profit, representing an increase of 132% over that in the same period last year. After the discontinuation of the passenger ferry operations early last year, this group presently conducts three main lines of business, being property development and investment; ferry, shipyard and related operations, as well as travel and hotel operations. The redevelopment project at 201 Tai Kok Tsui Road, which contributed to the majority of this group's profit, is progressing smoothly with its Phase 1 construction, and development of Phase 2 has also commenced. The valuable development sites held by this group which are presently at different stages of development will bring steady income to this group in future.

MIRAMAR HOTEL AND INVESTMENT COMPANY, LIMITED *("MIRAMAR")* –

39.53% owned by Henderson Investment: For the financial year ended 31st March, 2001, Miramar reported an increase of 14% in profit when compared to that of the previous financial year and amounted to HK$185 million. Property portfolio of this group continued to contribute steady rental income. Miramar Shopping Centre achieved an average occupancy rate of more than 95% ; rental income from Hotel Miramar Shopping Arcade improved and Miramar Tower recorded an increase in occupancies although the rental income was negatively affected by the adverse market rental pressure in the office segment. During the financial year under review, Hotel Miramar recorded an average occupancy rate of 88%, with the average room rate increased by 16% compared to that of last year. Performance of this group's food and beverage operation and travel business still showed improvement amidst the continuous deflation in the economy.

HENDERSON CHINA HOLDINGS LIMITED *("HENDERSON CHINA")* –

As at the end of this financial year, Henderson China was 58.53% held by the Group and recorded a profit of HK$168 million, representing an increase of 15% compared to the corresponding period in the previous year. During the period, the development project that situates on top of the Guangzhou Metro Line One — Changshou Road Station was completed with approximately 2,240,000 sq.ft. in gross floor area; the pre-sale that started from February this year has met with overwhelming response. After receiving full return of its earlier investment together with profit from phase 1 of the An-ju housing project in Tianjin, this group is prepared to plan for investment in phase 2 of this project. At this financial year end, the investment properties held by this group

Distribution of Land Bank & Investment Properties


23%
41%
36%
Hong Kong
Kowloon
New Territories

aggregated up to approximately 1.64 million sq.ft.. Capitalizing on the increasing business opportunities and positive economic stimulants brought about by the impending entry of Mainland China into the World Trade Organisation and Beijing's successful bid in hosting the 2008 Olympic Games, it is envisaged that this group will generate higher rental income to further strengthen the overall development prospects of this group.

HENDERSON CYBER LIMITED ("HENDERSON CYBER") –
Henderson Investment held a 66.67% interest in this listed subsidiary company as at the end of the financial year. Since the Initial Public Offering and listing of Henderson Cyber on the GEM of The Stock Exchange of Hong Kong Limited in July 2000, the telecommunication and technology sectors were faced with fierce competition in the local market, coupled with the fact that this group is at the early stage of operations, Henderson Cyber reported a loss of HK$84 million in the financial year ended 30th June, 2001. During the year, the customers using iCare's TV Set-Top Box, Internet Service Provider and Internet Contents Provider services had increased to over 145,000 in number. Other areas of the business were cautiously pursued in accordance with plans, bearing in mind changes in the market condition. Supported by sufficient financial resources and strong business connections, this group is well positioned to attain better performance in the future.

Prospects

The sudden attacks on United States of America brought about adverse effects on the global economy in the short term. However, Mainland China has until now been able to maintain its economic growth on a steady course. The hosting of Olympic Games 2008 in Beijing will result in an abundant amount of work connected with construction of infrastructural projects to be undertaken and will contribute towards adding to the momentum of economic growth in Mainland China. Furthermore, Mainland China's forthcoming accession to the World Trade Organisation will lead to further opening of its domestic markets and this will also enhance economic development in the country, with Hong Kong also becoming a beneficiary as more business and investment opportunities become available.

The various measures relating to housing and land policies promulgated by the Government this year will all contribute towards stabilising local property prices. In this regard, the Government's temporary halt on sale of Home Ownership Scheme flats for a ten-month period and the declared reduction of the number of units to be put up for sale under the Home Ownership Scheme in the next few years will not exceed 9,000 residential flats per year are of particular relevance. Further, 12,000 home purchase loans will be offered by the Government and all of such measures will lead to an increase in demand for property units developed by the private sector. At the same time, local housing mortgage loan rates have come down substantially following very keen competition to acquire home mortgage loan business by commercial banks and the nine-time consecutive reduction of local interest rates following the footsteps of the United States of America to reach close to a 40-year low level. The cost for maintaining a housing mortgage loan has now come down to a historic low level and the affordability of home purchasers is now enhanced as a result. Also, rental incomes which may generate from the

Chairman's Statement (cont'd)

ownership of properties are commonly in excess of mortgage interest payments and this will facilitate property investors to acquire properties for investment purpose.

In the current financial year, the Group plans to launch approximately 4,000 residential units for sale from new developments which are mostly located in the urban areas. Major developments include the Metro Harbour View project at 201 Tai Kok Tsui Road in Kowloon, 1 Kwong Yung Street in Kowloon, 933 King's Road on Hong Kong Island and the Park Central project at Tseung Kwan O Town Lot No.57. In respect of land replenishment, your Group is making application for converting the land usage of certain of the Group's sites. Such sites include the old shipyard site at Yau Tong Bay, the site at Shatin Wu Kai Sha as well as agricultural land in Sheung Shui Kwu Tung and Fanling Ng Uk Tsuen. Further, in the area of quality improvement and enhancement of after-sales and property management services, the Group makes continuous efforts to improve the quality of construction as well as the quality of services offered in respect of the Group's properties. Such efforts have already borne fruits and property units developed by Henderson Land Group already became a brand name much sought after by local home purchasers. In this connection, the main property management companies of your Group, namely, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited jointly gained some sixty different awards of merits from various institutions during the period under review. Such awards included amongst others, the Green Property Management Award (The Grand Award) granted by Hong Kong Productivity Council and the Award for Excellence in Training 2001 (The Panda-Recruit Most Innovative Award) granted by Hong Kong Management Association.

The rental property portfolio of the Group amounts to 6.3 million sq.ft. in total attributable gross floor area. A large part of the Group's sizeable retail shopping centres are located at or are situate close to the routes of mainline railway and mass transit railway systems. The network of these railway systems play an important role in enhancing the pedestrian traffic and popularity of such retail shopping centres. The immense size of the consumer spending potential of the residents of these neighbourhood communities lying along the routes of these railway systems where the Group's retail shopping centres are located will all contribute towards attaining steady growth in rental income of such investment properties. Further, additional rental income which would generate from future completion of Phase Two of the International Finance Centre will also enlarge the rental income base of the Group. This Phase Two of the International Finance Centre project is located at the core of the city centre situate above the Hong Kong Station of the terminal of the Airport Express Line. The project enjoys an impressive sea view of the Victoria Harbour and this second phase of the project is comprised of 1.95 million sq.ft. of office properties, 0.5 million sq.ft. of retail shopping premises, 0.14 million sq.ft. of open landscaped garden and also contains a 6-star hotel of 1.1 million sq.ft.. The hotel portion comprises 400 luxurious hotel guest rooms and also 600 well-appointed rooms catered for travellers who plan for long term stay. It will be managed by the world-renowned Four Seasons Hotel Group and will be named as the Four Seasons Hotel, Hong Kong. The office portion of this project is built based on advanced as well as modern construction and design and is installed with equipment and facilities bearing the latest technology. This office portion of Phase II of the

Hong Kong Ferry's Tai Kok Tsui Redevelopment Project



This reclaimed old shipyard site of Hong Kong Ferry at Tai Kok Tsui, Kowloon is being developed into a commercial-cum-residential complex of approx. 1,950,000 sq.ft. in total G.F.A..

Chairman's Statement (cont'd)

International Finance Centre is scheduled to be completed by the end of 2003 whereas the retail shopping premises of this phase of the project will open for business slightly earlier in the first half of 2003. Full completion of the entire International Finance Centre project is anticipated in 2004 and your Group together with the associate of the Group, The Hong Kong & China Gas, hold a combined 47.5% interest in this project.

Your Group's subsidiary, Henderson China, has been operating in Mainland China for a number of years and has already established a strong foothold there. This company is now at the stage of actively reviewing its development strategies in light of the business and investment opportunities which may generate from Mainland China's accession to the World Trade Organisation and the hosting of the Olympic Games. Henderson China holds valuable development sites in busy and populous locations in Beijing, Shanghai and Guangzhou. The portfolio of investment properties which this company holds will contribute significant rental income to the Group. The various development projects owned by Henderson China will be developed in stages in line with market development and these will also bring in substantial sales revenues to the Group in future.

Your Group has arranged to obtain a $5.5 billion five-year syndicated loan on favourable terms in August of this year and such credit facility has not yet been drawn to-date. Notwithstanding that the Group has taken its own initiative last month to cancel two syndicated loan facilities totally amounting to $7.75 billion which were originally due to expire in mid-2002 and in the first quarter of 2003 respectively, your Group still holds abundant funding resources in hand being of long term in nature which may be utilised at any time to capture suitable investment opportunities for expanding the Group's business. Furthermore, the increase in the Group's interests held in Hong Kong & China Gas and Miramar will further enlarge the Group's recurrent income base. On top of this, the Group's listed associates also possess valuable development sites and investment properties with the development of certain of these projects currently under different stages of implementation. These developments owned by the Group's listed associates will in future also become a source of recurrent income for the Group.

The recurrent income of the Group comprises gross rental income of approximately HK$2.0 billion and profit contributions mainly generating from the listed associates which amounted to approximately HK$1.5 billion. The overall results of your Group in the current financial year will be generated from the continuously growing rental income of the Group as well as the steady profit contributions originating from the Group's listed associates. These will further be supported by contributions from the property development front based on the adequate land holdings owned by the Group. Under such a setting, the Group's performance will continue to improve in future upon return of the local economy on an upward recovery track.

Finally, on behalf of the Shareholders and the Board of Directors, I would like to express my sincere appreciation to all staff for their contributions and good work performed.

Lee Shau Kee
Chairman
Hong Kong, 4th October, 2001

Completed Investment Project

Airport Railway - Hong Kong Station

One International Finance Centre, Central



Forming as Phase One of the International Finance Centre project that is 36.17% owned by the Group and situate above MTRC-Hong Kong Station, this 38-storey office tower had been completed in 1998 with approx. 780,000 sq.ft. of Grade A office space. It currently enjoys a high occupancy rate on average.





IFC Mall (South)



IFC

Linking to the office tower of One International Finance Centre (shown above), this shopping mall of One IFC consists of approx. 131,000 sq.ft. of retail space and has become one of the favourite shopping and dinning venues in the Central District.







Development Projects Completed

The following development projects were completed during the financial year:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
	HONG KONG					
1	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35	117,384
2	117 Caine Road Mid-Levels Hong Kong (Casa Bella)	12,595	101,890	Residential	50.00	50,945
3	8 Hung Lai Road (Kowloon Inland Lot No. 11084) (Royal Peninsula)	162,246	1,478,552	Residential/ Serviced Apartment	50.00	739,276
4	28 Ma Tau Kok Road (Metropolitan Rise)	20,000	183,344	Commercial/ Residential	80.00	146,675
5	579 Nathan Road (579 Nathan Road)	2,205	26,615	Commercial	100.00	26,615
6	1 Tuen On Lane, Tuen Mun (Tuen Mun Town Lot No. 377 R.P.) (Parkland Villas – Blocks 7 to 9)	288,197	276,127	Residential	75.01	207,123
						1,288,018

Palatial Crest, Mid-Levels



Located at Mid-Levels on Hong Kong Island, this 63.35%-owned commercial-cum-residential development project has a total G.F.A of approx. 185,000 sq.ft. and 102 carparking spaces that were completed in late 2000.

Development Projects Completed (cont'd)

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
	THE PEOPLE'S REPUBLIC OF CHINA					
1	Lot HR-2 Li Wan District Guangzhou (Metro Line One – Changshou Road Station) (Heng Bao Garden)	256,549	2,244,681	Retail/ Residential/ Carparks	58.53	1,313,812
2	Phase VII of Lexi New City, Shajiao Island, Panyu, Guangdong (Fanghua Garden – Luotao Villa)	898,758	1,133,763	Retail/ Residential/ Carparks/ Club	14.63	165,870
						1,479,682

Heng Bao Garden, Liwan District, Guangzhou





Total G.F.A. : Approx. 2,245,000 sq.ft.; 58.53% Owned by Group. Situates above the Guangzhou Metro Line One - Changshou Road Station, this large-scale development project was completed in June 2001 with 7 residential towers on a 5-storey podium that consists of shopping and carparking facilities. The lower photo shows purchasers at the project's pre-sale launch earlier in the year.

Projects under Pre-sale/Sale

The Group has commenced pre-sale or sale of the following development projects which are under construction or have recently been completed:

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Development Progress	Completion Date or Expected Completion Date
HONG KONG							
1	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35	Completed	December 2000
2	117 Caine Road Mid-Levels Hong Kong (Casa Bella)	12,595	101,890	Residential	50.00	Completed	March 2001
3	8 Hung Lai Road (Kowloon Inland Lot No. 11084) (Royal Peninsula)	162,246	1,478,552	Residential/ Serviced Apartment	50.00	Completed	December 2000
4	28 Ma Tau Kok Road (Metropolitan Rise)	20,000	183,344	Commercial/ Residential	80.00	Completed	April 2001
5	1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	61.00	Completed	January 2000
6	108 Castle Peak Road (Wealth House)	2,129	16,133	Commercial/ Residential	100.00	Superstructure in progress	February 2002
7	28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00	Completed	March 1999
8	1 Tuen On Lane, Tuen Mun (Tuen Mun Town Lot No. 377 R.P.) (Parkland Villas – Blocks 7 to 9)	228,197	276,127	Residential	75.01	Completed	October 2000
9	1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,500	Residential	100.00	Completed	May 2000

Casa Bella, Mid-Levels



This 50%-owned project of the Group is a 32-storey high rise residential tower that provides 124 units with a total G.F.A. approx. 102,000 sq.ft.. It was completed in March 2001.

Projects under Pre-sale/Sale (cont'd)

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Development Progress	Completion Date or Expected Completion Date
THE PEOPLE'S REPUBLIC OF CHINA							
1	Lot HR-2 Li Wan District Guangzhou (Metro Line One – Changshou Road Station) (Heng Bao Garden)	256,549	1,227,527	Residential	58.53	Completed	June 2001
2	Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong (Fanghua Garden – Luotao South Zone Villa)	1,689,145	2,576,058	Retail/ Residential/ Carparks/ Club	14.63	Interior furnishing	December 2001

Lexi New City, Phase VII, Shajiao Island, Panyu (Fanghua Garden - Luotao Villa)



Total G.F.A.: Approx. 1,134,000 sq.ft.; 14.63% owned by Group. This project was completed in September 2000 and almost all of the residential units have been sold.

Additions to Land Bank

During the financial year, the Group replenished its land bank in Hong Kong with total attributable floor area of approximately 920,000 sq.ft., including the following development sites:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
HONG KONG					
1 Sai Wan Ho Ferry Concourse, Inland Lot No. 8955	131,320	1,368,418	Residential	62.23	851,567
2 106-116 Hollywood Road and 1A Ping On Lane	7,464	63,445	Commercial/ Residential	100.00	63,445

Sai Wan Ho Development Project





This site was jointly acquired by the Group and Hong Kong & China Gas in late 2000, and is 62.23%-owned by the Group. It will be developed into 5 residential towers with total G.F.A. of approx. 1,370,000 sq.ft. Foundation work is in progress and the development is expected to be completed in 2005.

Project Under Development

Airport Railway - Hong Kong Station

International Finance Centre - Phase Two



Under development is this Phase Two of the International Finance Centre project that includes the 88-storey Grade A office tower linking to retail shopping mall (North), and a 30-storey hotel tower together with a 40-storey suite hotel tower. It is scheduled to be fully completed in 2004.




KOWLOON
Airport Express
Tsing Yi
Lai King
Hong Kong
International Airport
Chek Lap Kok
Tung Chung Line
Olympic
Kowloon
Tung Chung Station
Hong Kong Station
LANTAU ISLAND
HONG KONG ISLAND

The IFC development project is located above the MTRC-Hong Kong Station at the heart of the Central business district, from which travelling by train to the Hong Kong International Airport or Tung Chung new town only takes approximately 30 minutes.

Progress of Major Development Projects

A view of the IFC project from the harbour



Hong Kong

1 96-104A Hollywood Road/1-27 Bridges Street/15 Shing Wong Street
(Group's interest – 100.00%)
The site is planned to be developed into a residential tower with a total gross floor area of approximately 184,000 sq.ft.. Foundation work is in progress and the development is expected to be completed in early 2005.

2 913-919 & 929-935 King's Road
(Group's interest – 100.00%)
The site is planned to be developed into a 31-storey residential tower over a level of shops and a 3-storey carpark, with a total gross floor area of approximately 138,000 sq.ft. and 66 carparking spaces. Superstructure construction work is in progress and the development is expected to be completed in late 2002.

3 14-16 Shipyard Lane
(Group's interest – 75.00%)
The site is planned for a residential development over a level of shops and a 3-storey carpark, with a total gross floor area of approximately 85,000 sq.ft. and 40 carparking spaces. Foundation work has been completed.

4 19-21 Wong Chuk Hang Road
(Group's interest – 50.00%)
An application for changing the site into residential usage is in progress.

5 Airport Railway Hong Kong Station Development (Group's interest – 36.17%)
This is a major commercial development of approximately 4,477,000 sq.ft. and is located above the Airport Railway Hong Kong Station in the heart of the Central Business District. The development consists of two office towers, a 3 to 4 storey retail and entertainment complex, a 1,000 room six star and suite hotel complex and approximately 140,000 sq.ft. of open space.

The development is being implemented in two phases. The Southern Site

Progress of Major Development Projects (cont'd)

Development consists of the 38-storey One International Finance Centre office tower of approximately 780,000 sq.ft. of Grade A office space and the IFC Mall consisting of approximately 131,000 sq.ft. of retail space. This first phase of the development was completed in late 1998. The second phase, or Northern Site Development, includes the 88-storey office tower accommodating approximately 2,000,000 sq.ft. of Grade A office space which will become a major landmark building on the new central waterfront and will be the third tallest building in the world on completion. The tower has been designed by world renowned architect Cesar Pelli & Associates Inc in association with Rocco Design Limited. The lower portion of this super high-rise tower will be completed for occupation in mid 2002. The remainder of the tower including the 14 floors to be purchased by Government for use by the Hong Kong Monetary Authority will be ready for occupation in late 2003. The second phase of the retail complex in the Northern Site will be completed in the second half of 2002 and will result in a total retail gross floor area of approximately 640,000 sq.ft..

The hotel complex consists of a 30-storey 6 star hotel tower and a 40 storey suite hotel tower and will be operated by Four Seasons Hotel. Spectacular harbour and city views can be enjoyed from all rooms. The hotel complex is scheduled for completion in 2004.

The development will also provide 1,341 carparking spaces in the basement. The Airport Railway Station and associated 450 carparking spaces are also provided in the basement. All 1,791 car parking spaces will be available in mid 2002.

6 Sai Wan Ho Ferry Concourse, Inland Lot No. 8955 (Group's interest – 62.23%)
The site is planned to be developed into five residential towers with a total gross floor area of approximately 1,370,000 sq.ft.. The development will also provide 500 private carparking spaces approximately, as well as 200 public carparking spaces. Foundation work is in progress and the development is expected to be completed in 2005.

Kowloon

7 1 Tai Yau Street
(Group's interest – 70.00%)
The site is planned to be developed into an 18-storey commercial building over a 4-level podium which consists of one level of ground floor shops and 4 carparking levels. The development will have a total gross floor area of approximately 189,000 sq.ft. and 80 carparking spaces. Foundation work has been completed.

8 223 Wai Yip Street
(Group's interest – 100.00%)
231 Wai Yip Street
(Group's interest – 100.00%)
39 King Yip Street
(Group's interest – 100.00%)
The site is planned to be developed together with 227 and 229 Wai Yip Street into two 19-storey and one 18-storey office towers, to be built over a 2-level podium comprising commercial and office space and 2 basement carparking levels. The whole development will provide a total gross floor area of approximately

913-919 & 929-935 King's Road



This development project with a total G.F.A. of approx. 138,000 sq.ft. has a 31-storey residential tower being built over one level of shops and a 3-storey car park providing 66 carparking spaces. It is expected to be completed in late 2002.

Progress of Major Development Projects (cont'd)

Yuen Long Town Lot 500



This 44%-owned project will be developed in four phases into 16 residential tower blocks with a total G.F.A. approx. 1,140,000 sq.ft.. Superstructure works for Phase I & II are in progress and Phase I will be completed in late 2001. The whole development project is expected to be completed by early-2003.

1,091,000 sq.ft. and 445 carparking spaces and the Group's attributable gross floor area is approximately 966,000 sq.ft..

9 88 & 92 King Lam Street/59 & 61 Wing Hong Street (Group's interest – 100.00%)
The site is planned to be developed into a 25-storey industrial/office building over a 4-level podium which consists of one level of ground floor shops and 3 carparking levels, and a level of basement shops. The development will have a total gross floor area of approximately 298,000 sq.ft. and 121 carparking spaces.

10 165-167 Wai Yip Street/66 How Ming Street (Group's interest – 100.00%)
A 21-storey office building over a 4-level podium which includes one level of shops and 3 carparking levels will be built. The development will have a total gross floor area of approximately 230,000 sq.ft. and 96 carparking spaces.

11 1-11 & 2-4 Kwong Yung Street/22-30 Yin Chong Street and 1C-1F Kwong Wa Street (Group's interest – 100.00%)
The site is planned to be developed into a 34-storey residential tower over a podium consisting of 4 levels of shops and 4 carparking levels. The development will have a total gross floor area of approximately 164,000 sq.ft. and 72 carparking spaces.

New Territories

12 Tseung Kwan O Town Lot No. 57 (Group's interest – 24.59%)
The site is planned to be developed into ten high-rise residential towers over a 4-storey commercial podium and carparking basement, with a total gross floor area of approximately 2,658,000 sq.ft.. Superstructure construction work is in progress and the development is expected to be completed before 2004.

13 Tseung Kwan O Town Lot No. 74 (Tseung Kwan O Station Development) (Group's interest – 25.00%)
The site is planned to be developed into a high-rise residential tower over a 4-storey commercial podium with a total gross floor area of approximately 320,000 sq.ft.. The development is expected to be completed before 2005.

14 Tseung Kwan O Town Lot No. 66 (Group's interest – 25.00%)
The site is planned to be developed into a high-rise residential tower over a 4-storey commercial podium, with a total gross floor area of approximately 293,000 sq.ft.. Superstructure construction work is in progress and the development is expected to be completed before 2004.

15 Tuen Mun Town Lot No. 374 (Group's interest – 25.00%)
Seven 29-storey residential towers and a 2-storey commercial complex consisting of shops and kindergarten over a 2-storey carparking basement, with a total gross floor area of approximately 1,250,000 sq.ft. and 1,038 carparking spaces, will be built. Superstructure construction work is in progress and the development is expected to be completed in early 2003.

16 Tai Po Town Lot No. 161 (Group's interest – 90.10%)
The site is planned to be developed by phases into 549 luxurious houses with a

Progress of Major Development Projects (cont'd)

total gross floor area of 1,164,000 sq.ft. and 999 carparking spaces. The first two phases comprising 372 house have a total gross floor area of approximately 724,000 sq.ft.. Superstructure work is in progress and the first two phases are expected to be completed in 2002. Phase III comprising 177 houses with a total gross floor area of approximately 440,000 sq.ft. is expected to be completed in late 2003.

17 Tung Chung Town Lot No. 1, No. 2 & No. 3 (Tung Chung Station Development – Package One) (Group's interest – 20.00%)
This development is located at the new Tung Chung Mass Transit Railway (MTR) Station and forms the town centre of Tung Chung. The development comprises 12 residential towers, a hotel, an office and a retail complex. The overall gross floor area of the development is approximately 3,885,000 sq.ft. including additional residential floor area of around 157,000 sq.ft. purchased from Government in 2001 for Tung Chung Town Lot No.3 which is located on the waterfront. The completed development will provide 2,036 carparking spaces. The 8 residential towers in Lot No.1 and the retail complex and the office tower in Lot No.2 have been completed. The hotel in Lot No.2 is scheduled for completion in 2004. The 4 residential towers and associated facilities in Lot No.3 with approximately 1,196,000 sq.ft. will be completed in early 2002.

18 Fanling Sheung Shui Town Lot No. 189 (Group's interest – 45.00%)
The site is planned to be developed into two 38-storey residential towers over two levels of carpark podium. The development will have a total gross floor area of approximately 320,000 sq.ft. and 308 carparking spaces.

19 Yuen Long Town Lot No. 500 (Group's interest – 44.00%)
This site is divided in 4 phases. Phase I comprises seven 13-storey residential towers with a total gross floor area of approximately 467,000 sq.ft. over a carparking floor with 245 carparking spaces. Superstructure work is in progress and is expected to be completed in late 2001. Phase II comprises five 14-storey residential towers, with a total gross floor area of approximately 370,000 sq.ft. and 76 carparking spaces. Superstructure construction work is in progress. Phase II of the development is expected to be completed in late 2002. Phase III comprises two 14-storey residential towers, with a total gross floor area of approximately 170,000 sq.ft. and 36 carparking spaces. Phase IV comprises two 14-storey residential towers, with a total gross floor area of approximately 132,000 sq.ft. and 26 carparking spaces. Foundation work for Phases III and IV is in progress. Phases III and IV of the development are expected to be completed in early 2003.

The People's Republic of China

1 No. 2 Guan Dong Dian, Chao Yang Road, Chao Yang District, Beijing (Group's interest – 40.97%)
Located within the Third Ring Road East and off Chao Yang Men, the site has an area of approximately 239,357 sq.ft.. The preliminary design proposes the development of two residential complex of 30 storeys and 36 storeys with a 2-storey shopping podium. The estimated total

No. 2 Guan Dong Dian, Chao Yang District, Beijing



Total Planned G.F.A.: Approx. 2,609,000 sq.ft,; 40.97% owned by Group.
This site is located within the Third Ring Road Zone in Beijing and off Chao Yang Men. The preliminary design proposed for this development comprises 2 residential towers of 30 storeys and 36 storeys respectively, with the latter tower built on top of a 2-storey shopping podium. Construction work of the development is expected to commence in early 2002.

Progress of Major Development Projects (cont'd)

gross floor area of the proposed development is 2,609,032 sq.ft. (including 548,964 sq.ft. of area below ground level). 85% of the gross floor area above ground level is planned for residential use and the remaining 15% for shop space and facilities. Construction work of the development is expected to start in early 2002.

2 The Grand Gateway, Lot E, Huashan Road, Xuhui District, Shanghai
(Group's interest – 15.14%)
The site has an area of approximately 546,682 sq.ft. and is planned to be developed into a commercial and residential complex comprising two 55-storey office towers, a 9-storey serviced apartment tower, two 34-storey residential towers, a shopping arcade and three levels of underground carparks, with an estimated total gross floor area of approximately 4,628,860 sq.ft.. The development is expected to be completed in phases, with the first phase completed in late 1999.

3 Lot 688, north of Nanjing Road West, Jingan District, Shanghai
(Group's interest – 49.75%)
The site has an area of approximately 110,342 sq.ft. and the proposed development comprises a 25-storey residential tower and a 25-storey residential/office tower above a 3-storey retail podium, with an estimated total gross floor area of approximately 867,704 sq.ft.. Demolition work has been completed and the commencement of development will be delayed.

4 Lot 201, Lao Hu Tai Road, Zhabei District, Shanghai (Group's interest – 43.90%)
The site has an area of approximately 279,089 sq.ft. and is planned to be developed into a commercial and residential complex for domestic sales. The proposed development has an estimated total gross floor area of approximately 976,811 sq.ft. and is planned to be completed in phases. The commencement of development will be delayed.

5 Lot 251, Dongan Road, Xuhui District, Shanghai (Group's interest – 43.90%)
The site has an area of approximately 120,320 sq.ft. and is planned to be developed into a commercial and residential complex for domestic sales. The proposed development has an estimated total gross floor area of approximately 471,054 sq.ft. and is planned to be completed in phases and the commencement of development will be delayed.

6 Lot 1240, Si Ping Road, Yang Pu District, Shanghai (Group's interest – 43.90%)
The site has an area of approximately 180,146 sq.ft. and is planned to be developed into a commercial and residential complex for domestic sales. The development has an estimated total gross floor area of approximately 504,412 sq.ft. and is planned to be completed in phases and the commencement of the development will be delayed.

7 Lot 130-2, Heng Feng Road, Zhabei District, Shanghai (Group's interest – 58.53%)
The site has an area of approximately 62,141 sq.ft. and is planned to be

Progress of Major Development Projects (cont'd)

developed into a 23-storey office tower above a 4-storey retail podium and two levels of underground carparks. The proposed development has an estimated total gross floor area of approximately 513,094 sq.ft. and the commencement of the development will be delayed.

8 River Pearl Plaza (Block A), Yanjiang Road West, Yuexiu District, Guangzhou (Group's interest – 40.03%)
River Pearl Plaza (Block B), Yanjiang Road West, Yuexiu District, Guangzhou (Group's interest – 36.29%)
River Pearl Plaza (Block C), Yanjiang Road West, Yuexiu District, Guangzhou (Group's interest – 42.14%)
The River Pearl Plaza (Blocks A, B and C) comprises 3 sites with an aggregate site area of approximately 285,505 sq.ft.. The project is planned for the development of an apartment, office and retail complex, with an estimated total gross floor area of approximately 3,911,648 sq.ft.. Demolition and site clearance works are in progress and the commencement of the development will be delayed.

9 Fortune Garden, Nanhua Road/Tongqing Road/Tongfu Road Central, Haizhu District, Guangzhou (Group's interest – 58.53%)
The site has an area of approximately 414,048 sq.ft. and is planned to be developed into a 32-storey office tower and eight 30-storey residential towers above a 3-storey retail podium, with an estimated total gross floor area of approximately 3,133,185 sq.ft.. The development plan is now revising with the consideration of new updated rules and regulations as issued by Guangzhou Town Planning Bureau.

10 Site on the south of Fangcun Avenue and the east and west sides of Cross Bridge over Huadi Avenue, Fangcun District, Guangzhou (Group's interest – 58.53%)
The site has an area of approximately 2,663,579 sq.ft. and is planned to be developed into 42 towers on several shopping podiums. The estimated total gross floor area of the proposed development is approximately 13,429,715 sq.ft.. The first phase comprises four residential towers on a 2-storey retail podium, with a total gross floor area of approximately 1,200,000 sq.ft.. Resettlement and site clearance works are in progress and the commencement of the development will be delayed.

11 210 Fangcun Avenue, Fangcun District, Guangzhou (Group's interest – 46.82%)
The site has an area of approximately 516,941 sq.ft. and is planned to be developed into eight residential towers on a shopping podium. The proposed development has a total gross floor area of approximately 2,222,012 sq.ft. and is expected to be completed in phases, with the first phase to be completed in 2003.

1-11 & 2-4
Kwong Yung Street,
Mongkok



Being one of the Urban Renewal Authority projects participated by private property developers, this site is being developed by the Group into a 34-storey residential tower with carparking facility. Total G.F.A. is approx. 164,000 sq.ft.

Investment Property Project

Shopping Mall In New Town

Metro City - Phase II & III, Tseung Kwan O



Located in the new township of Tseung Kwan O and built with a total G.F.A. of approx. 1,220,000 sq.ft., this is one of the major rental properties retained in the large-scale residential-cum commercial property project completed by the Group in 2000. It is envisaged that its future rental performance will benefit further from its close proximity to the future terminal station of the Tseung Kwan O MTR Extension Line - Po Lam Station - that will soon be opened (Lower right photo shows the Po Lam Station under construction.)








KOWLOON
Lai King
Kowloon Tong
Future Po Lam Station
Mong Kok
Hunghom
Quarry Bay
Central
HONG KONG ISLAND
Chai Wan



Investment Properties

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
	HONG KONG					
1	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong	Residential	999 years from 26th October, 1896	108,214	49	73.34
2	Golden Centre, 170-188 Des Voeux Road, Central, Hong Kong	Office Commercial	For a term of years to 6th March, 2050	134,450 21,842	—	100.00
3	ING Tower (formerly known as Aetna Tower), 308-320 Des Voeux Road Central/ 98-116 Wing Lok Street, Hong Kong	Office Commercial	999 years from 26th December, 1866	182,373 31,987	—	100.00
4	On Loong Commercial Building, 276-278 Lockhart Road, Wanchai, Hong Kong (excluding 6/F-A & 21/F)	Office Commercial	99 years from 11th May, 1928	23,856 1,708	—	100.00
5	Joseph Yen Industrial Building, 24 Lee Chung Street, Chai Wan, Hong Kong	Industrial	75 years from 15th September, 1963 (renewable for 75 years)	114,300	10	100.00
6	Silver Fortune Plaza, Lower Ground Floor, Upper Ground Floor and First to Fourth Floors, 1 Wellington Street, Hong Kong	Commercial	924 years from 26th June, 1918	28,953	—	36.67
7	AIA Tower, 183 Electric Road, North Point, Hong Kong	Office Commercial	For a term of years to 30th June, 2047	490,072 22,338	256	94.56



Investment Properties
GFA in million sq.ft.
0
1
2
3
4
5
6
7
97
98
99
00
01
Financial Year

Investment Properties (cont'd)

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
8	One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	Office Commercial	For a term of years to 30th June, 2047	784,480 131,138	355	36.17
9	MLC Tower (formerly known as CEF Life Tower), 248 Queen's Road East, Wanchai, Hong Kong	Office Commercial	999 years from 16th March, 1855	323,418 11,481	46	17.13
	KOWLOON					
10	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon	Office Commercial	For a term of years to 30th June, 2047	193,284 100,543	—	24.44
11	Kowloon Building, 555 Nathan Road, Mongkok, Kowloon	Office Commercial	75 years from 4th February, 1985	84,626 28,656	—	73.34
12	Righteous Centre, 585 Nathan Road, Mongkok, Kowloon	Office Commercial	150 years from 25th December, 1887	41,004 10,763	—	100.00
13	Winning Centre, 29 Tai Yau Street, San Po Kong, Kowloon	Industrial	For a term of years to 30th June, 2047	150,212	—	100.00
14	Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon (1/F to 15/F& 20/F to 29/F)	Office/ Industrial	For a term of years to 30th June, 2047	136,376	49	73.34
15	579 Nathan Road, 579 Nathan Road, Mongkok, Kowloon	Office Commercial	150 years from 25th December, 1887	18,810 7,805	—	100.00

MLC Tower (formerly known as CEF Life Tower)



Completed in late 1998 for rental purpose, this 17.13%-owned 34-storey quality office building of approx. 334,900 sq.ft. in total G.F.A. is located on Queen's Road East, Wanchai, Hong Kong.

Investment Property Project

Shopping Mall In New Town

Sunshine City Plaza, Ma On Shan



Being one of the major investment properties of the Group, this spacious retail shopping arcade situates beneath the large-scale residential-cum-commercial property was completed by the Group in 1996 at the heart of Ma On Shan, N.T.. It is in close proximity to the future Ma On Shan Station of the KCRC Ma On Shan Extension Line. (The photo below shows the Ma On Shan Station under construction).







Tai Po
Future Ma On Shan Station
NEW TERRITORIES
Shatin
Tsuen Wan
Sai Kung
KOWLOON
Lai King
Tsing Yi
Kowloon Tong



Investment Properties (cont'd)

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
	NEW TERRITORIES					
16	Fanling Centre, 33 San Wan Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	151,513	302	93.86
17	Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	157,762	217	60.00
18	Block C, Hang Wai Industrial Centre, Pui To Road/Kin On Street/ Kin Wing Street/ Kin Tai Street, Tuen Mun, New Territories	Industrial	For a term of years to 30th June, 2047	292,264	182	73.34
19	The Trend Plaza, Tuen Mun Heung Sze Wui Road, Tuen Mun, New Territories	Commercial	For a term of years to 30th June, 2047	195,280	78	73.34
20	Marina Cove, Lot No. 526 in D.D. No. 210, Sai Kung, New Territories	Commercial	For a term of years to 30th June, 2047	23,915*	377	40.00
21	City Landmark II (formerly known as Town Square), 145-165 Castle Peak Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	155,022	127	93.07
22	Skyline 2000 88 Tai Ho Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	154,259	104	100.00
23	City Landmark I (formerly known as City Landmark), 68 Chung On Street, Tsuen Wan, New Territories	Office Commercial	For a term of years to 30th June, 2047	209,420 184,838	133	74.96

* *There are also 303 pontoons and 75 hardstand spaces.*

AIA Tower, North Point



94.56% owned by the Group for rental purpose, this 44-storey commercial building of approx. 512,000 sq.ft. in total G.F.A. is located in North Point, Hong Kong.

Investment Properties (cont'd)

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
24	Shatin Centre, 2-16 Wang Pok Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	100,029	545	69.23
25	Shatin Plaza, 21-27 Shatin Centre Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	147,943	134	77.55
26	City One Plaza, Ngan Shing Shopping Centre, Wet Market and various shop units under residential towers, City One Shatin, New Territories	Commercial	For a term of years to 30th June, 2047	413,273	986	18.34
27	Blocks A & B, Sunshine City, 18 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	9,305	—	100.00
28	Blocks C & D, Sunshine City, 22 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	10,236	—	50.00
29	Blocks N, P, Q & R, Sunshine City, 8 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	58,881	196	100.00
30	Sunshine City Plaza, 18 On Luk Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	532,637	831	100.00
31	Sunshine Bazaar, 628 Sai Sha Road, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	79,642	234	100.00

Winning Centre, San Po Kong



This 24-storey industrial building situates in San Po Kong, Kowloon, and provides a total G.F.A. of approx. 150,000 sq.ft. with car parking facility.

Investment Properties (cont'd)

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
32	Citimall, 1 Kau Yuk Road, Yuen Long, New Territories	Commercial	For a term of years to 30th June, 2047	140,341	51	100.00
33	La Cité Noble Shopping Arcade, 1 Ngan O Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	35,186	—	100.00
34	Dawning Views Plaza, 23 Yat Ming Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	87,766	—	100.00
35	Metro City Phase 2, Shopping Arcade, 8 Yan King Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	956,849	669	100.00
36	Metro City Phase 3, Shopping Arcade, The Metropolis, 8 Mau Yip Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	266,954	232	100.00
37	Citygate, 20 Tat Tung Road, Tung Chung, Lantau Islands, New Territories	Office Commercial	For a term of years to 30th June, 2047	161,400 462,680	1,163	20.00

Citygate, Tung Chung



This 20%-owned shopping centre of the Group provides shopping and recreation facilities to residents of the Tung Chung new town close to the Hong Kong International Airport.

Community Work & Employee Activities

Annual Dinner commemorating Master Lo Pang



Champions at Swimming Sports Day



BBQ Day



Toasting at a Christmas Party



Soccer team of Henderson Group



Happy gathering at Ocean Park


HENDERSON LAND DEVELOPMENT CO. LTD.

Building team spirit at Henderson Group



Supporting the Tree Planting Scheme 2001



Commentary on Annual Results

The following comments should be read in conjunction with the Audited Consolidated Financial Statement of Accounts of Henderson Land Development Company Limited and the related notes on the accounts.

Results of Operations

COMPARISON OF FINANCIAL YEAR 2001 TO FINANCIAL YEAR 2000

Total turnover of the Group amounted to HK$9,169 million in Financial Year 2001, showing a reduction of 46.1% as compared to that recorded in the previous financial year. Profit from ordinary activities before taxation declined by 28.7% to HK$5,786 million compared to that recorded in the corresponding period in Financial Year 2000. Main sources of profit generation to the Group during the financial year under review included sale of properties, rental income and profit contributions from the three listed associates of the Group. Further, an amount of HK$759 million in profit on disposal of investment was recorded which was inclusive of a significant gain of HK$582 million that arose from the successful spin-off of Henderson Cyber Limited as well as profit of HK$101 million on disposal of listed securities held for long-term purpose by the Group during the financial year under review. The Group's profit attributable to shareholders was recorded as HK$4,394 million and represented a 24.6% decrease as compared with that recorded in the previous financial year.

The Group completed six development projects in Hong Kong and these amounted to approximately 1,290,000 sq.ft. in total attributable floor area, reflecting a major reduction in completion footage during the financial year under review as compared with that registered in the previous financial year. Sale of properties continued to form as the largest part of the Group's turnover and profit, constituting approximately 55% and 36% of total turnover and profit from operations respectively in the past financial year. Revenues from property development, which were mainly generated from sale of the Group's local development projects, totally amounted to HK$4,998 million and represented a reduction of 63% as compared to that recorded in Financial Year 2000. Operating profit from property sales decreased by 77% as compared to that of the previous financial year and was recorded at HK$1,462 million for the financial year under review.

Gross rental income of the Group increased by 27% to record at approximately HK$1,960 million in Financial Year 2001 as compared with that recorded in the previous financial year mainly as a result of improvements shown in respect of both the occupancy rates and rental levels of the Group's investment property portfolio. Operating profit from property investment was recorded at HK$1,303 million, showing an increase of 28% over that posted in the previous financial year.

Share of profits less losses of associates and jointly controlled entities showed a total combined amount of HK$1,373 million which represented a decrease of 6% from the level recorded in the previous year. As part of this total combined amount, the Group's share of profits from the three listed associates continued to increase this year and recorded a growth of 11% over the level registered in the previous financial year and totally contributed HK$1,411 million to the profit of the Group in the financial year under review. Interest income amounted to HK$687 million in the

Commentary on Annual Results (cont'd)

period under review whilst the figure of finance costs, after deducting HK$1,160 million for the amount capitalised mainly in respect of investment properties under development, was recorded at approximately HK$207 million.

Fixed assets held by the Group were recorded at HK$36,347 million representing an increase of 11% as compared with that recorded in the previous financial year mainly due to the addition of investment properties notwithstanding a downward adjustment made in respect of revaluation of the Group's existing investment property portfolio during the period under review.

FINANCIAL RESOURCES AND LIQUIDITY

The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains low in comparison. As of 30th June, 2001, shareholders' funds of the Group amounted to HK$56,313 million representing a slight decrease of 3% from the level recorded as at the end of the previous financial year. The Group's total net external borrowing after deducting cash at bank and in hand of HK$1,582 million amounted to HK$11,893 million as at the end of Financial Year 2001, representing a reduction of 14% as compared with that recorded in the previous financial year. Total net external borrowings as compared with shareholders' funds of the Group as at the end of this financial year was thus recorded at 21% as compared to the 24% level registered as at the end of the previous financial year.

Except for a portion of the bank borrowings of a newly converted subsidiary of the Group, all of the Group's borrowings were unsecured and were mainly obtained on a committed term basis of longer than one year. The maturity profile of the Group's bank loans and borrowings outstanding (which included obligations under finance leases) as at the end of Financial Year 2001 and Financial Year 2000 is summarised respectively as follows:

	2001 HK$'000	2000 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**1,808,398**	2,831,495
After 1 year but within 2 years	**7,548,962**	6,826,320
After 2 years but within 5 years	**4,018,752**	5,407,541
After 5 years	**96,980**	–
Total Bank Loans and Borrowings	**13,473,092**	15,065,356
Less: Cash at bank and in hand	**(1,581,501)**	(1,158,714)
Total Net Borrowings	**11,891,591**	13,906,642

Commentary on Annual Results (cont'd)


Turnover and Pre-Tax Profit
HK$M
20,000
15,000
10,000
5,000
0
97
98
99
00
01
Financial Year
Turnover
Pre-Tax Profit


Dividends and Earnings per share
HK$
6
5
4
3
2
1
0
97
98
99
00
01
Financial Year
Earnings per share
Dividends per share


Shareholders' Fund
HK$M
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
97
98
99
00
01
Financial Year

Financing facilities extended to the Group are mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In respect of the Group's listed subsidiary, Henderson China Holdings Limited, the proportion of bank loans denominated in Renminbi which are extended to this company are continuously being increased in comparison with non-Renminbi borrowings thereby serving to reduce the foreign currency exposure of this company. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent.

Subsequent to the end of Financial Year 2001, the Group successfully obtained a HK$5,500 million syndicated revolving credit facility from a group of international banks in August, 2001 on favourable terms to replace the HK$5,250 million syndicated revolving credit facility that was due to mature in mid-2002, thereby lengthening the overall loan maturity profile as well as reducing the interest margin of the financing facilities obtained by the Group.

Current assets of the Group which included an amount of HK$11,297 million being properties under development was recorded at HK$24,426 million as compared to current liabilities of HK$7,122 million and this reflected the financially liquid position of the Group at the end of the period under review.

With the adoption of a conservative financial management policy by the Group's management, the capital and retained profits of the Group will continue to be put to good use to finance the Group's operations. The Group has adequate sources of shareholders' funds and abundant unutilised banking facilities for funding its ongoing operations as well as future expansion.

Report of the Directors

The Directors have pleasure in submitting to shareholders their annual report together with the audited statement of accounts for the year ended 30th June, 2001.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, property management, construction, project management, department store operation, hotel operation, finance, investment holding and infrastructure business. The turnover and major contribution to operating profit of the principal activities of the Group, excluding those from associates and jointly controlled entities, are set out below:

Group Profit

The profit of the Group for the year ended 30th June, 2001 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 61 to 104.

Dividends

An interim dividend of HK$0.55 per share was paid on 26th April, 2001. The Directors have recommended the payment of a final dividend of HK$0.55 per share to shareholders whose names appear on the Register of Members of the Company on 10th December, 2001.

Charitable Donations

Charitable donations made by the Group during the year amounted to HK$51,245,200 (2000 – HK$1,034,000).

		Turnover		Contribution to Operating Profit (before financial expenses)	
		2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
1.	Property trading	**4,997,855**	13,398,008	**1,461,933**	6,257,135
2.	Building construction	**367,105**	584,075	**15,637**	30,390
3.	Property investment	**1,959,693**	1,537,030	**1,303,063**	1,019,093
4.	Investment and finance	**709,025**	712,482	**709,025**	712,482
5.	Infrastructure	**160,926**	—	**107,730**	—
6.	Hotel operation	**136,716**	127,987	**47,640**	31,804
7.	Department store operation	**188,252**	217,891	**71,207**	99,392

No geographical analysis is shown as less than 10 per cent. of the Group's turnover and operating profit are derived from activities outside Hong Kong.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30th June, 2001 are set out on pages 93 to 102.

Fixed assets

Particulars of the movements in fixed assets during the year are set out in note 11 to the accounts on pages 77 and 78.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Company and the Group as at 30th June, 2001 are set out in note 25 to the accounts on page 82.

Interest Capitalised

The amount of interest capitalised by the Group during the year ended 30th June, 2001 is set out in note 6 to the accounts on page 75.

Reserves

Particulars of the movements in reserves during the year are set out in notes 31 to 33 to the accounts on pages 84 to 86.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 57.

Development and Investment Properties

Particulars of development and investment properties of the Group are set out on pages 14 to 32.

Share Options of Subsidiaries of the Company Granted During the Year

(i) Henderson China Holdings Limited ("Henderson China")

Pursuant to a resolution passed at an extraordinary general meeting of Henderson China, a subsidiary of the Company, held on 15th March, 1996, a share option scheme was approved and adopted by Henderson China under which the directors are authorised to grant options to subscribe for shares of Henderson China not exceeding in total 10% of Henderson China's issued share capital from time to time. Consideration of HK$1.00 per grant of options is payable by each grantee.

Details of options granted to subscribe for shares of Henderson China during the year were as follows:

Date of grant	Number of shares options granted	Exercise price per share HK$	Exercisable period – 3 years commencing on	Number of shares options lapsed/ exercised	Number of share options outstanding at 30th June, 2001
12/12/2000	1,000,000	4.00	18/06/2001	1,000,000 (lapsed)	—
12/12/2000	1,000,000	4.00	28/06/2001	—	1,000,000
21/02/2001	1,500,000	4.00	21/08/2001	—	1,500,000
02/05/2001	1,500,000	4.00	02/11/2001	—	1,500,000

(ii) Henderson Cyber Limited ("Henderson Cyber")

Prior to the listing of Henderson Cyber, a subsidiary of the Company, on 14th July, 2000 on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, options for a total of 32,000,000 shares of Henderson Cyber's shares exercisable at HK$1.25 per share were granted under the Pre-IPO Share Option Plan (the "Option Plan") approved by the shareholders on 28th June, 2000 to certain directors and employees of Henderson Cyber, Henderson Cyber's holding companies, subsidiaries and fellow subsidiaries at a consideration of HK$1.00 for each grant of options. Each of the grantees will be entitled to exercise (i) thirty per cent. of the options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent.

of the options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining options so granted at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

During the year, no share option was exercised by the option holders of Henderson Cyber under the Option Plan.

As at 30th June, 2001, share options granted by Henderson Cyber to subscribe for a total of 29,650,000 shares in Henderson Cyber remained outstanding under the Option Plan.

On 4th October, 2000, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber at a consideration of HK$1.00 for each grant of options were granted to certain employees of the Henderson Cyber group at the exercise price of HK$0.89 per share under the share option scheme which was also approved by the shareholders of Henderson Cyber on 28th June, 2000. Each of the grantees will be entitled to exercise (i) thirty per cent. of the options so granted at any time after the expiry of 12 months from the date of acceptance of the options ("Date of Acceptance"), (ii) a further thirty per cent. of the options so granted at any time after the expiry of 24 months from the Date of Acceptance and (iii) the remaining options at any time after the expiry of 36 months from the Date of Acceptance and, in each case, not later than four years from the Date of Acceptance.

During the year, no share option was exercised by the option holders of Henderson Cyber under the share option scheme.

As at 30th June, 2001, share options granted by Henderson Cyber to subscribe for a total of 100,000 shares in Henderson Cyber under the share option scheme remained outstanding.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Paragraph 24 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 39 to the accounts on page 91.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

EXECUTIVE DIRECTORS:

Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Lo Tak Shing *(Vice Chairman)*
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Vincent Liang
(Alternate Director to Lo Tak Shing)
Jackson Woo Ka Biu
(Alternate Director to Woo Po Shing)
(appointed on 21st July, 2000)

NON-EXECUTIVE DIRECTORS:

Lee Tat Man
Kan Fook Yee

Messrs. Lee Shau Kee, Lo Tak Shing, Woo Po Shing, Leung Hay Man and Li Ning and Madam Fung Lee Woon King retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Biographical Details of Directors and Senior Management

EXECUTIVE DIRECTORS

Dr. Lee Shau Kee, *D.B.A.(Hon.), D.S.Sc.(Hon.), LL.D.(Hon.),* aged 73, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 45 years. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Henderson Cyber Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. The relationship of Dr. Lee Shau Kee and the companies which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance is stated in the notes of "Substantial Shareholders' Interests" under the section "Disclosure of Interests" in the Directors' Report. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit, aged 38, National Committee Member of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the chairman and president of Henderson China Holdings Limited, the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited, an executive director of Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Henderson Development has discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin, *B.Sc., A.C.I.B., M.B.I.M., F.C.I.T.,* aged 50, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 28 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited, an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lam is a director of Believegood Limited, Henderson Development Limited, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

LEE King Yue, aged 75, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 45 years. He is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited. Mr. Lee is a director of Believegood Limited and Glorious Asia S.A. which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

FUNG LEE Woon King, aged 63, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited ("Henderson Development"), the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development since 1979. She is also the treasurer of Henderson Development Group, Henderson Land Group and Henderson Investment Group and Henderson China Group. Mrs. Fung is a director of Believegood Limited, Glorious Asia S.A., Henderson Development, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

LEUNG Sing, aged 64, has been an Executive Director of the Company since 1985. He has over 35 years' experience in property development. Mr. Leung is also an executive director of Henderson China Holdings Limited.

LAU Yum Chuen, Eddie, aged 55, has been an Executive Director of the Company since 1987. He has over 30 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

LI Ning, *B.Sc., M.B.A.,* aged 44, has been an Executive Director of the Company since 1992. He holds a B.Sc. degree from Babson College and a M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited. He is the son-in-law of Dr. Lee Shau Kee, the spouse of Ms. Lee Pui Man, Margaret and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

Report of the Directors (cont'd)

E Man Construction





This is a well experienced in-house construction arm of the Group that completed construction work averaging approx. 3 million sq.ft. in G.F.A. annually in recent years.

LEE Ka Shing, aged 30, has been an Executive Director of the Company since 1993. He was educated in Canada. He is also an executive director of Henderson Development Limited ("Henderson Development"), Henderson Investment Limited, Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Believegood Limited and Henderson Development which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

KWOK Ping Ho, Patrick, *B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.*, aged 49, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited.

HO Wing Fun, aged 68, has been an Executive Director of the Company since 1997. He joined Henderson Development Limited in 1975 and has over 45 years' experience in operational management of property investment and development, specializing in accounting, auditing and taxation. Mr. Ho is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited.

YIP Ying Chee, John, *LL.B., F.C.I.S.*, aged 52, joined the Company as Group Company Secretary in 1996 and has been an Executive Director of the Company since 1997. Mr. Yip is also an executive director of Henderson Cyber Limited. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 20 years' experience in corporate finance, and corporate and investment management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Hon LO Tak Shing, *G.B.M., J.P.*, aged 66, has been a Director and Vice Chairman of the Company since 1981. He is a solicitor and a director of Swire Pacific Limited. He was the vice chairman of the Basic Law Consultative Committee and was the Committee Member of The Preparatory Committee of the Hong Kong Special Administrative Region.

Sir Po-shing WOO, *Hon. LL.D., F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A.*, aged 72, has been a Director of the Company since 1981. He is a solicitor and a Consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in

Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Development Limited which has discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

LEUNG Hay Man, *F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,* aged 67, has been a Director of the Company since 1981. He is a Chartered Surveyor. He is also a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited.

LEE Pui Ling, Angelina, *J.P., LL.B., F.C.A.,* aged 52, has been a Director of the Company since 1996. She is a practising solicitor and a director of a number of other listed companies in Hong Kong. Her current public commitments include membership on a number of Hong Kong Government advisory and appeal boards.

Vincent LIANG, aged 56, has been the Alternate Director to The Hon Lo Tak Shing, Director of the Company, since 1986. He is a solicitor.

WOO Ka Biu, Jackson *MA(Oxon),* aged 39, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000. Mr. Woo is a director of N M Rothschild & Sons (Hong Kong) Limited ("Rothschild"), and has responsibility for the investment banking business of Rothschild for North Asia. He holds a MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

NON-EXECUTIVE DIRECTORS

LEE Tat Man, aged 64, has been a Director of the Company since 1976. He has been engaged in property development in Hong Kong for more than 25 years and is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Glorious Asia S.A., Henderson Development Limited, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the brother of Dr. Lee Shau Kee and Mrs. Fung Lee Woon King.

KAN Fook Yee, *F.H.K.I.S., F.R.I.C.S., F.C.I.Arb.,* aged 65, has been a Director of the Company since 1997. He is also an executive director of Henderson China Holdings Limited. Mr. Kan is a fellow member of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors and The Chartered Institute of Arbitrators. He has over 37 years' experience in the field of property surveying.

King's Park Hill



This 61%-owned project of the Group was completed in early 2000 with a total G.F.A. of 241,000 sq.ft.. It provides 42 luxurious garden houses and 7 low-rise apartment blocks right in one of the rare elite districts in Kowloon.

Report of the Directors (cont'd)

SENIOR MANAGEMENT

LAU Chi Keung, *J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.*, aged 52, joined the Company in 1981 and is presently the General Manager of Project Management Department. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 29 years' experience in property development. Mr. Lau is an executive director of Henderson Investment Limited. He is appointed as Justice of the Peace by the Government of the Hong Kong Special Administrative Region in 2001.

LEE Pui Man, Margaret, *B.A. (Hons)*, aged 40, joined the Company in 1984 and is presently the General Manager of Marketing Department since 1988. She holds a B.A. (Honours) degree from the University of London and has over 17 years' experience in marketing development. She is the daughter of Dr. Lee Shau Kee, the spouse of Mr. Li Ning and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

CHEUNG Ping Keung, Donald, *B.A., F.R.I.C.S., A.A.C.I., F.H.K.I.S., M.H.I.R.E.A., R.P.S.*, aged 46, joined the Company in 1992 and is presently the General Manager of Sales Department. He holds a B.A. (Honours) degree from the University of London and is a Chartered Valuation Surveyor and an Accredited Canadian Appraiser. He has over 25 years' experience in property development, professional general practice surveying and real estate agency in Hong Kong, China and Canada. Mr. Cheung is an executive director of Henderson Investment Limited.

Disclosure of Interests

DIRECTORS' INTERESTS

As at 30th June, 2001, the interests of the Directors of the Company in the equity securities of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Henderson Land Development Company Limited	Lee Shau Kee				1,120,352,300 (Note 3)	1,120,352,300
	Lo Tak Shing	11,000				11,000
	Angelina Lee Pui Ling	30,000				30,000
	Lee Tat Man	858,000				858,000
	Lee King Yue	26,400	16,500	19,800 (Note 11)		62,700
	Fung Lee Woon King	1,020,000				1,020,000
	Leung Sing	85,600				85,600
	Kan Fook Yee		24,000			24,000
	Ho Wing Fun	100				100
	Jackson Woo Ka Biu		2,000			2,000
Henderson Investment Limited	Lee Shau Kee	34,779,936			2,071,859,007 (Note 8)	2,106,638,943
	Lo Tak Shing	404,375				404,375
	Lee Tat Man	6,666				6,666
	Lee King Yue	959,028	117,711			1,076,739
	Colin Lam Ko Yin	11,000				11,000
	Leung Sing	150,000				150,000
	Ho Wing Fun	1,100				1,100
Henderson China Holdings Limited	Lee Shau Kee				290,748,477 (Note 15)	290,748,477
	Jackson Woo Ka Biu	544,802				544,802
Henderson Cyber Limited	Lee Shau Kee	173,898			4,244,996,094 (Note 17)	4,245,169,992
	Lo Tak Shing	2,021				2,021
	Lee Tat Man	33				33
	Lee King Yue	4,795	588			5,383
	Colin Lam Ko Yin	55				55
	Leung Sing	750				750
	Ho Wing Fun	5				5
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	7,799,220			110,363,090 (Note 9)	118,162,310
	Colin Lam Ko Yin	150,000				150,000
	Leung Hay Man	2,250				2,250
	Fung Lee Woon King	465,100				465,100
The Hong Kong and China Gas Company Limited	Lee Shau Kee	2,932,886			1,960,925,256 (Note 10)	1,963,858,142
	Fung Lee Woon King	2,434,588				2,434,588
Miramar Hotel and Investment Company, Limited	Lee Shau Kee				228,201,250 (Note 13)	228,201,250
	Woo Po Shing	2,705,000		2,455,000 (Note 11)		5,160,000
	Kan Fook Yee		20,000			20,000

Miramar Hotel & Investment



39.53% owned by a subsidiary of the Group, this company owns and manages the 525-room Hotel Miramar as well as the adjacent Miramar Tower with G.F.A. of 696,000 sq.ft. and the Miramar Shopping Centre of 350,000 sq.ft in G.F.A..

Hong Kong & China Gas



33.34%-owned by a subsidiary of the Group. Currently servicing 1,360,000 customers and continuously recording solid steady growth, this company is Hong Kong's earliest utility company operating as the sole supplier of piped gas in the territory.

Ordinary Shares *(unless otherwise specified)* (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Drinkwater Investment Limited	Woo Po Shing			3,250 (Note 11)		3,250
	Leung Hay Man			5,000 (Note 11)		5,000
Henderson Development Limited	Lee Shau Kee				8,190 (Ordinary A Shares) (Note 4)	8,190 (Ordinary A Shares)
		35,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares) (Note 5)	50,000,000 (Non-voting Deferred Shares)
					3,510 (Non-voting B Shares) (Note 16)	3,510 (Non-voting B Shares)
	Lee Ka Kit				8,190 (Ordinary A Shares) (Note 6)	8,190 (Ordinary A Shares)
	Li Ning				8,190 (Ordinary A Shares) (Note 7)	8,190 (Ordinary A Shares)
	Lee Ka Shing				8,190 (Ordinary A Shares) (Note 12)	8,190 (Ordinary A Shares)
Zenger Investment Limited	Fung Lee Woon King	1				1
	Leung Sing	2				2
Fordley Investment Limited	Fung Lee Woon King	2,000				2,000
Angelfield Investment Limited	Colin Lam Ko Yin			1 (Note 11)		1
Pochette Investment Limited	Leung Hay Man			40 (Note 11)		40
Land Fortune Development Limited	Lo Tak Shing			1 (Note 11)		1

Ordinary Shares *(unless otherwise specified)* (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Gain Base Development Limited	Fung Lee Woon King	50				50
China Investment Group Limited	Jackson Woo Ka Biu			16,000 (Note 11)		16,000
Henfield Properties Limited	Lee Ka Kit			4,000 (Note 11)		4,000
Shellson International Limited	Lee Ka Kit			25 (Note 11)		25
Feswin Investment Limited	Lee Ka Kit			5,000 (Note 11)		5,000
Perlin Development Limited	Lee Ka Kit			5 (Note 11)		5
Quickcentre Properties Limited	Lee Ka Kit			1 (Note 11)		1
Techno Factor (Development) Limited	Lee Ka Kit	2,575,000				2,575,000
Amanwana Limited	Lee Ka Kit	5				5
Maxfine Development Limited	Lee Ka Kit			1,525 (Note 11)		1,525
Shanghai Henfield Properties Co., Ltd.	Lee Ka Kit			see (Note 14)		see (Note 14)

Henderson Cyber



66.67% owned by a subsidiary of the Group and listed on the GEM board of The Stock Exchange of Hong Kong, Henderson Cyber provides a comprehensive range of telecommunications, information and Internet services to customers.

Directors' Rights to Acquire Shares

(i) As at 30th June, 2001, the following Directors of the Company had interests in options to subscribe for shares ("Share Options") in Henderson China Holdings Limited, a subsidiary of the Company:

Name of Director	Number of Share Options	Exercisable Period– 3 years commencing on
Colin Lam Ko Yin	1,500,000	21/08/2001
Lee Ka Kit	1,500,000	02/11/2001

The above Directors will be entitled to exercise the Share Options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

(ii) As at 30th June, 2001, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited, a subsidiary of the Company:

Name of Director	Number of share options
Lee Shau Kee	2,400,000
Colin Lam Ko Yin	1,200,000
Lee Ka Kit	1,200,000
Lee Ka Shing	1,200,000
John Yip Ying Chee	1,200,000
Patrick Kwok Ping Ho	600,000
Li Ning	400,000 (Note 18)
Ho Wing Fun	400,000

Each of the above Directors will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Save as disclosed above, the Company or any of its associated corporations did not grant to any Director or Chief Executive or to the spouse or children under 18 years of age of any such Director or Chief Executive any right to subscribe for equity securities of the Company or any of its associated corporations during the year under review.

Substantial Shareholders' Interests

As at 30th June, 2001, the interests of substantial shareholders, other than Directors of the Company, in the ordinary shares of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name of Company	No. of shares in which interested
Rimmer (Cayman) Limited (Note 2)	1,110,384,700
Hopkins (Cayman) Limited (Note 2)	1,110,384,700
Henderson Development Limited (Note 1)	1,110,192,200
Glorious Asia S.A. (Note 1)	534,039,300
Believegood Limited (Note 1)	215,094,300

Report of the Directors (cont'd)

Notes:

1 These shares were beneficially owned by Henderson Development Limited ("HD") and its subsidiaries. Glorious Asia S.A. ("Glorious"), a wholly-owned subsidiary of HD, together with its subsidiaries beneficially owned 534,039,300 shares out of these shares. Believegood Limited, a wholly-owned subsidiary of Glorious, beneficially owned 215,094,300 shares.

2 Of these shares, 1,110,192,200 shares are duplicated in the interests described in Note 1. Rimmer (Cayman) Limited was the trustee of a discretionary trust which held the majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited was the trustee of the Unit Trust which beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and Fu Sang Company Limited ("FS" and which beneficially owned 192,500 shares).

3 Of these shares, 1,110,384,700 shares are duplicated in the interests described in Note 1 and Note 2. Dr. Lee Shau Kee beneficially owned all the issued share capitals of Rimmer (Cayman) Limited and Hopkins (Cayman) Limited. In addition, 5,602,600 shares were beneficially owned by a subsidiary of The Hong Kong and China Gas Company Limited ("China Gas"). Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 by virtue of the SDI Ordinance.

4 Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

5 These shares were beneficially owned by FS. Dr. Lee Shau Kee was taken to be interested in FS through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

6 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Kit was one of the discretionary beneficiaries.

7 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Li Ning's spouse was one of the discretionary beneficiaries.

8 These shares were beneficially owned by FS and certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in FS and the Company as set out in Note 1, Note 2 and Note 3 by virtue of the SDI Ordinance.

9 These shares were beneficially owned by certain subsidiaries of Henderson Investment Limited ("HI"). Dr. Lee Shau Kee was taken to be interested in HI through FS and the Company as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

10 These shares were beneficially owned by certain subsidiaries of HI, FS and a subsidiary of HD. Dr. Lee Shau Kee was taken to be interested in HI, FS and HD as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

11 These shares were beneficially owned by a company in which the relevant director is entitled to exercise or control the exercise of one-third or more of the voting power at its general meetings.

Metropolitan Rise, Kowloon



This 80%-owned project of the Group is a single residential tower development with total G.F.A. of approx. 183,000 sq.ft. and was completed in April 2001.

579 Nathan Road



This commercial tower is located in the busy commercial area in Mongkok and was completed in Feb, 2001. It provides a total G.F.A. of approx. 26,600 sq.ft. for rental purpose.

12 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Shing was one of the discretionary beneficiaries.

13 These shares were beneficially owned by certain subsidiaries of HI. Dr. Lee Shau Kee was taken to be interested in HI through FS and the Company as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

14 Shanghai Henfield Properties Co., Ltd. was an equity joint venture company in the PRC of which the registered capital was US$27,000,000. Henfield Properties Limited ("Henfield") (owned as to 40 per cent. by a company controlled by Mr. Lee Ka Kit) and the PRC partner to the joint venture had entered into a joint venture contract under which Henfield and the PRC partner agreed to make contributions to the total amount of investment in the proportion of 99 per cent. and 1 per cent. respectively and to share the profits of the joint venture company in accordance with their equity interest in the joint venture company.

15 These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company as set out in Note 3 by virtue of the SDI Ordinance.

16 These shares were beneficially owned by Hopkins (Cayman) Limited as trustee of the Unit Trust. Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

17 These shares were beneficially owned by a subsidiary of HI, FS, certain subsidiaries of the Company and a subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in HI, FS, the Company and China Gas as set out in Note 1, Note 2, Note 3, Note 8 and Note 10 by virtue of the SDI Ordinance.

18 The number of Share Options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

Interests in Contracts and Connected Transactions

During the year under review, your Group has entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"):

(1) (i) Under the terms of an agreement dated 15th March, 1996, the Group agreed to provide Henderson China Holdings Limited ("Henderson China") with finance, administration and accounting services as may be requested by Henderson China from time to time and the Group would be reimbursed by Henderson China in respect of such services at cost. For the year ended 30th June, 2001, payment made to the Group for the above services amounted to approximately HK$2 million.

(ii) In relation to the spin-off of the Group's property development and property investment businesses in the PRC and the transfer of the Group's direct or indirect interests in certain PRC properties to Henderson China, the Group agreed to indemnify Henderson China in respect of any diminution in the value of Henderson China arising from, inter alia, PRC income tax and Land Appreciation Tax in accordance with an indemnity deed dated 15th March, 1996 between the Group and Henderson China. The maximum value of the tax indemnities in respect of PRC income tax and Land Appreciation Tax had been estimated to be approximately HK$2,583 million and HK$1,921 million respectively. As at 30th June, 2001, approximately HK$280.2 million and HK$0.1 million in respect of the indemnities on income tax and Land Appreciation Tax respectively were accrued.

(iii) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of the Company made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of Henderson Investment Limited, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offer Rate ("HIBOR") quoted by banks. As at 30th June, 2001, an amount of approximately HK$221 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(iv) Henderson Finance Company Limited, a wholly-owned subsidiary of Henderson Development Limited made advances from time to time to Henderson Investment Finance Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, there was no outstanding balance due by Henderson Investment Finance Limited to Henderson Finance Company Limited.

(v) Henderson Finance Company Limited made advances from time to time to Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited, subsidiaries of the Company, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, the amounts of approximately HK$3,909.1 million, HK$45.3 million, HK$26.1 million and HK$125.3 million were due by Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited respectively to Henderson Finance Company Limited, which have been included in the accounts under "Amounts due to fellow subsidiaries".

(vi) Glorious Asia S.A., a wholly-owned subsidiary of Henderson Development Limited made advances from time to time to West Chelsea Holdings Co. Limited, a wholly-owned subsidiary of the Company, with interest chargeable

Tseung Kwan O Town Lot No.57



This 24.59%-owned site of the Group is to be developed into 10 residential tower blocks totalling G.F.A. of approx. 2,658,000 sq.ft.. Superstructure construction work is in progress and the development is expected to be completed before 2004.

Tuen Mun Town Lot No.374



25% owned by the Group, this project is planned to develop into 7 residential towers and a 2-storey commercial complex consisting of shops and kindergarten over 2-storey basement carparks, with a total G.F.A. of approx. 1,250,000 sq.ft. and 1,038 carparking spaces. Superstructure construction work is in progress and the development is expected to be completed in early 2003.

on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, an amount of approximately of HK$147.5 million was due by West Chelsea Holdings Co. Limited to Glorious Asia S.A., which has been included in the accounts under "Amounts due to fellow subsidiaries".

(vii) Henderson Real Estate Agency Limited made advances from time to time to Henderson (China) Finance Limited, a wholly-owned subsidiary of Henderson China, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, an amount of approximately HK$58.9 million was due by Henderson (China) Finance Limited to Henderson Real Estate Agency Limited.

(viii) West Chelsea Holdings Co. Limited made advances from time to time to Hiram Assets Limited, a wholly-owned subsidiary of Henderson China with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, an amount of approximately of HK$8.4 million was due by Hiram Assets Limited to West Chelsea Holdings Co. Limited.

(ix) Henderson Finance Company Limited made advances from time to time to Henderson (China) Finance Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, an amount of approximately HK$25.8 million was due by Henderson (China) Finance Limited to Henderson Finance Company Limited, which has been included in the accounts under "Amounts due to fellow subsidiaries".

(x) Glorious Asia S.A., made advances from time to time to Hiram Assets Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, an amount of approximately of HK$5.7 million was due by Hiram Assets Limited to Glorious Asia S.A., which has been included in the accounts under "Amounts due to fellow subsidiaries."

(xi) Henderson Real Estate Agency Limited made advances from time to time to Shellson International Limited, a subsidiary of Henderson China, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, an amount of approximately HK$181.4 million was due by Shellson International Limited to Henderson Real Estate Agency Limited.

(xii) Henderson Finance Company Limited made advances from time to time to Shellson International Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, an amount of approximately HK$222.6 million was due by Shellson International Limited to Henderson Finance Company

Limited, which has been included in the accounts under "Amounts due to fellow subsidiaries".

(xiii) The management agreements and the construction agreements for the management and development of the properties of the Henderson Development Limited Group and the Henderson Investment Limited Group entered into by both Henderson Development Limited and Henderson Investment Limited with each of Henderson Real Estate Agency Limited and E Man Construction Company Limited, two wholly-owned subsidiaries of the Company, still subsisted at the financial year end.

(2) At the extraordinary general meeting of the Company held on 22nd June, 1998, an ordinary resolution was passed by the independent shareholders of the Company to approve, inter alia, the provision of leasing agency and property management services by the Group (the "Continuing Connected Transactions") in respect of the commercial development and carparks of Metro City Plaza and Sheung Shui Centre, the property interests of which are represented by shares held by Champion York Limited, a wholly-owned subsidiary of Henderson Development Limited. The aggregate amount of the Continuing Connected Transactions as approved by the independent shareholders shall not exceed HK$45 million per annum. For the year ended 30th June, 2001, the aggregate amount received by the Group in respect of the Continuing Connected Transactions which were based on normal commercial terms was approximately HK$37 million.

The Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with the connected transaction requirements under the Listing Rules applicable to the Continuing Connected Transactions on the basis that:

(i) **(a)** the Continuing Connected Transactions are entered into by the Group in the ordinary and usual course of its business and the aggregate amount received per annum by the Group thereunder will not exceed HK$45 million;

(b) the Continuing Connected Transactions are entered into on normal commercial terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(c) details of the Continuing Connected Transactions are to be disclosed in the Company's next and subsequent published annual report in accordance with Rule 14.25 (1)(A) to (D) of the Listing Rules;

(ii) a Committee of the Independent Non-executive Directors of the Company shall review annually the Continuing Connected Transactions and confirm in the Company's annual report whether the Continuing Connected Transactions are conducted in the manner as stated in paragraph (i) above; and

(iii) the Auditors of the Company shall review annually the Continuing Connected Transactions and provide the Directors with a letter, with a copy

Tung Chung Station Development - Package One Tung Chung Town Lot No.3



This 20%-owned project of the Group is undergoing the development of 4 residential towers and associated facilities totalling approx. 1,196,000 sq. ft. in G.F.A. It is scheduled for completion in early 2002.

to the Hong Kong Stock Exchange, confirming that the Continuing Connected Transactions (a) have received approval from the Board; (b) have been transacted in accordance with the pricing policies as stated in the Company's annual report for the period; and (c) have been entered into in accordance with the terms of the agreement(s) governing the Continuing Connected Transactions or, where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the Continuing Connected Transactions have been entered into by the Group in accordance with the waiver conditions granted by the Hong Kong Stock Exchange as stated in paragraph (i) above.

The Auditors of the Company have also confirmed that the Continuing Connected Transactions have been conducted in the manner as stated in paragraph (iii) above.

Dr. Lee Shau Kee was taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiaries, Henderson Investment Limited and Henderson China and the Company's ultimate holding company, Henderson Development Limited.

Mr. Lee Ka Kit was interested in the transactions referred to in (1)(xi) and (xii) above as a director and indirect shareholder of Shellson International Limited and a director of Henderson Development Limited and Henderson China.

(3) During the year, a subsidiary of Henderson Investment Limited made advances to Lucky Country Development Limited in which Mr. William Cheng Kai Man has a 50% interest. The remaining 50% interest is held by a subsidiary of Henderson Investment Limited. Dr. Lee Shau Kee, the Chairman of the Company, is the father-in-law of Mr. William Cheng Kai Man. Both the said subsidiary of Henderson Investment Limited and Mr. William Cheng Kai Man made advances in proportion to their equity interests in the company. All advances to the company are unsecured, repayable on demand and with interest on normal commercial terms.

(4) During the year, the Group made advances to the following non wholly-owned subsidiaries and associates as unsecured working capital repayable on demand:

Best Homes Limited
Crown Truth Limited
Feswin Investment Limited
Gain Base Development Limited
Hang Seng Quarry Company Limited
Harvest Development Limited
Heyield Estate Limited
Henfield Properties Limited
Land Fortune Development Limited
Lane Success Development Limited
Perlin Development Limited
Quickcentre Properties Limited
Riunite Enterprises Inc.
Shellson International Limited

Property Management



The Group's two in-house property management subsidiaries namely, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage over 200 properties and estates in Hong Kong and provide quality services to its customers. Both of these companies have received numerous top performance awards for providing high quality property management services.

Certain Directors of the Company or its subsidiaries have interests in the above companies. Both the Group and such Directors' associates made advances in proportion to their equity interests in the companies. The advances by the Group and the Directors' associates to the individual companies listed above were either both interest-bearing on identical normal commercial terms or both without interest.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Arrangements to Purchase Shares or Debentures

Other than the Directors' rights to acquire shares in Henderson China Holdings Limited and Henderson Cyber Limited as disclosed above, at no time during the year was the Company, its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Major Customers and Suppliers

For the financial year ended 30th June, 2001:

(a) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent. of the Group's total purchases.

(b) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent. of the Group's total turnover.

Commentary on Annual Results

A commentary on the annual results is shown on pages 34 to 36.

Retirement Benefits Scheme

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers.

No employees of the Group were eligible to join the Fund or the Scheme on or after 1st December, 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes.

The Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The Group's retirement costs charged to the profit and loss account for the year ended 30th June, 2001 were HK$24,596,000 (2000 – HK$21,571,000).

Employees

As at 30th June, 2001, the number of employees of the Group was about 6,600. The remuneration packages to employees were commensurable to the market trend and level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement schemes, training programmes and educational subsidies.

Audit Committee

The Audit Committee was established in December 1998. The members of the Audit Committee are Mr. Leung Hay Man (Chairman) and Mrs. Angelina Lee Pui Ling, both of whom are Independent Non-executive Directors. The Audit Committee Members have reviewed the interim and annual reports of the Group for the financial year under review and Audit Committee meetings were held twice during the financial year.

Auditors

A resolution for the re-appointment of KPMG as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules on the Hong Kong Stock Exchange throughout the financial year ended 30th June, 2001 except that Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

On behalf of the Board
Lee Shau Kee
Chairman

Hong Kong, 4th October, 2001

Group Financial Summary

	1997 HK$M	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M
Balance Sheet					
Fixed assets	39,565	25,972	27,257	32,696	**36,347**
Investments and long term receivables	27,595	27,675	28,699	29,212	**27,483**
Properties held for development	6,301	6,702	6,755	6,219	**4,797**
Net current assets	14,591	14,848	9,362	18,159	**17,304**
Total assets less current liabilities	88,052	75,197	72,073	86,286	**85,931**
Non-current liabilities	(12,874)	(13,176)	(8,511)	(13,160)	**(16,172)**
Minority interests	(14,944)	(13,699)	(13,688)	(14,978)	**(13,446)**
	60,234	48,322	49,874	58,148	**56,313**
Share capital	3,464	3,444	3,444	3,444	**3,444**
Share premium and reserves	56,770	44,878	46,430	54,704	**52,869**
	60,234	48,322	49,874	58,148	**56,313**
Profit and Loss Account					
Turnover	18,967	10,629	14,597	17,005	**9,169**
Profit from ordinary activities after taxation	10,644	5,237	6,014	6,742	**5,254**
Minority interests	(1,028)	(312)	(591)	(913)	**(860)**
Profit attributable to shareholders	9,616	4,925	5,423	5,829	**4,394**

Per Share Basis	HK$	HK$	HK$	HK$	HK$
Earnings per share	5.66	2.85	3.15	3.38	**2.55**
Dividends per share	2.48	1.50	1.50	1.55	**1.10**
Special cash bonus	0.60	—	—	—	—
Net asset value per share (at book value)	34.77	28.06	28.96	33.76	**32.70**

Percentages					
Equity to capital employed	68.41%	64.26%	69.20%	67.39%	**65.53%**
Return on capital employed	13.83%	9.28%	10.00%	9.99%	**6.93%**


Urban Area
New Town Area
Existing Lines
MTR
Airport Express
Kowloon-Canton Railway
Light Transit Railway
Cross Harbour Tunnels
Under Construction
Route 3
Ma On Shan to Tai Wai Rail Link
MTR Tseung Kwan O Extension
West Rail (Phase I)
CHINA
Sheung Shui
Fanling
Tai Po
Ma On S
NEW TERRITORIES
Yuen Long
Shatin
Sai Ku
Tsuen Wan
Tuen Mun
KOWLOON
Lai King
Tsing Yi
Kowloon Tong
Hong Kong International Airport
Tseung Kwan O
Mong Kok
Hunghom
Tung Chung
Discovery Bay
Central
Quarry Bay
Mui Wo
LANTAU ISLAND
HONG KONG ISLAND
Chai Wan

Group's Developments Distribution Map



Developments Completed in Financial Year 2001
(Total of 6 Projects)

HONG KONG

Palatial Crest 3 Seymour Road (1)

Casa Bella 117 Caine Road Mid-Levels (2)

KOWLOON

Royal Peninsula 8 Hung Lai Road (3)
(Kowloon Inland Lot No. 11084)

Metropolitan Rise 28 Ma Tau Kok Road (4)

579 Nathan Road 579 Nathan Road (5)

NEW TERRITORIES

Parkland Villas – Blocks 7 to 9 1 Tuen On Lane Tuen Mun (6)
(Tuen Mun Town Lot No. 377R.P.)

Present Major Developments
(Total of 19 Major Projects)

HONG KONG

96-104A Hollywood Road/1-27 Bridges Street/15 Shing Wong Street (1)

913-919 & 929-935 King's Road (2)

14-16 Shipyard Lane (3)

19-21 Wong Chuk Hang Road (4)

Airport Railway Hong Kong Station Development (5)

Sai Wan Ho Ferry Concourse Inland Lot No. 8955 (6)

KOWLOON

1 Tai Yau Street (7)

223 Wai Yip Street (8)
231 Wai Yip Street
39 King Yip Street

88 & 92 King Lam Street/59 & 61 Wing Hong Street (9)

165-167 Wai Yip Street/66 How Ming Street (10)

1-11 & 2-4 Kwong Yung Street/ (11)
22-30 Yin Chong Street and 1C-1F Kwong Wa Street

NEW TERRITORIES

Tseung Kwan O Town Lot No. 57 (12)

Tseung Kwan O Station Development – Tseung Kwan O Town Lot No. 74 (13)

Tseung Kwan O Town Lot No. 66 (14)

Tuen Mun Town Lot No. 374 (15)

Tai Po Town Lot No. 161 (16)

Tung Chung Town Lot No. 1, No. 2 & No. 3 (17)
(Tung Chung Station Development - Package One)

Fanling Sheung Shui Town Lot No. 189 (18)

Yuen Long Town Lot No. 500 (19)

HOTELS

Newton Hotel Hong Kong 200-218 Electric Road Hong Kong (1)

Newton Hotel Kowloon 58-66 Boundary Street Kowloon (2)

Newton Inn 88 Chun Yeung Street Hong Kong (3)

Report of the Auditors

KPMG

TO THE SHAREHOLDERS OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 61 to 104 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30th June, 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 4th October, 2001

Consolidated Profit and Loss Account

for the year ended 30th June, 2001

	Notes	2001 HK$'000	2000 HK$'000
Turnover	2	**9,169,116**	17,005,317
Direct costs		**(4,509,342)**	(8,100,857)
		4,659,774	8,904,460
Other revenue		**84,578**	33,155
Other net income	3	**161,370**	1,295,423
Selling and distribution expenses		**(561,702)**	(654,640)
Administrative expenses		**(461,553)**	(417,045)
Other operating income/(expenses)	4	**203,798**	(1,319,138)
Profit from operations		**4,086,265**	7,842,215
Finance costs	6(a)	**(207,288)**	(676,123)
Non-operating income/(expenses)	5	**533,374**	(520,726)
		4,412,351	6,645,366
Share of profits less losses of associates	7	**1,447,518**	1,244,722
Share of profits less losses of jointly controlled entities		**(74,317)**	219,825
Profit from ordinary activities before taxation	6	**5,785,552**	8,109,913
Taxation — Company and subsidiaries	8(a)	**(332,255)**	(1,165,849)
— Associates	7	**(191,297)**	(171,298)
— Jointly controlled entities		**(7,861)**	(30,142)
Profit from ordinary activities after taxation		**5,254,139**	6,742,624
Minority interests		**(860,129)**	(913,280)
Profit attributable to shareholders		**4,394,010**	5,829,344
Dividends	9	**(1,894,354)**	(2,669,317)
		2,499,656	3,160,027
Transfer to capital reserves	31	**(29)**	(51)
Retained profit for the year	33	**2,499,627**	3,159,976
Retained by:			
Company and subsidiaries		**1,894,280**	2,938,338
Associates		**711,739**	74,893
Jointly controlled entities		**(106,392)**	146,745
		2,499,627	3,159,976
Earnings per share	10	**$2.55**	$3.38

The notes on pages 69 to 104 form part of these accounts.

Consolidated Statement of Recognised Gains and Losses

for the year ended 30th June, 2001

	Notes	2001 HK$'000	2000 HK$'000
(Deficit)/surplus on revaluation of properties			
— Other properties	31	(134,874)	41,110
— Investment properties	32	(4,407,731)	5,080,581
		(4,542,605)	5,121,691
Exchange difference on translation of foreign entities	31	772	176
Net (losses)/gains not recognised in the profit and loss account		(4,541,833)	5,121,867
Net profit for the year		4,394,010	5,829,344
Profit realised on dilution of interest in a subsidiary	31	(75,789)	(50,033)
Investment property revaluation reserve realised during the year	32	(4,886)	(7,619)
		4,313,335	5,771,692
Total recognised (losses)/gains		(228,498)	10,893,559
Capital reserve arising on consolidation	31	288,416	49,685
		59,918	10,943,244

The notes on pages 69 to 104 form part of these accounts.

Balance Sheets

at 30th June, 2001

	Notes	The Group 2001 HK$'000	The Group 2000 HK$'000	The Company 2001 HK$'000	The Company 2000 HK$'000
Non-current assets					
Fixed assets					
— Investment properties	11(a)	**26,331,130**	30,138,973	—	—
— Other fixed assets	11(b)	**10,016,349**	2,556,753	—	—
		36,347,479	32,695,726	—	—
Interest in subsidiaries	12	—	—	**39,267,135**	40,349,082
Interest in associates	13	**15,964,170**	15,871,572	**1,198,695**	213,367
Interest in jointly controlled entities	14	**5,547,087**	6,750,717	**76,921**	95,133
Investment in securities	15	**934,393**	908,212	—	—
Properties held for development	16	**4,796,547**	6,219,177	—	—
Instalments receivable	17(a)	**2,407,034**	3,335,344	—	—
Other receivables	18	**2,630,803**	2,346,216	—	—
		68,627,513	68,126,964	**40,542,751**	40,657,582
Current assets					
Leasehold land		**3,492,005**	3,502,743	—	—
Properties under development	19	**11,297,206**	15,559,992	—	—
Properties held for resale		**48,192**	56,752	—	—
Completed properties for sale	20	**5,807,790**	5,116,866	—	—
Inventories	21	**62,484**	36,652	—	—
Amounts due from customers for contract work	22	**185,460**	34,815	—	—
Deposits for acquisition of properties		**79,869**	70,234	—	—
Loan receivable		**294,314**	—	—	—
Debtors, prepayments and deposits	23	**1,021,814**	1,699,800	**27,424**	25,681
Instalments receivable	17(b)	**554,971**	489,605	—	—
Cash held by stakeholders		—	46,530	—	—
Pledged bank deposits		**24,070**	—	—	—
Cash and cash equivalents	24	**1,557,431**	1,112,184	**767**	844
		24,425,606	27,726,173	**28,191**	26,525
Current liabilities					
Bank loans and overdrafts					
— secured	25(a)	**131,622**	—	—	—
— unsecured	25(a)	**1,676,776**	2,331,495	—	—
Unsecured other loans	25(b)	—	500,000	—	—
Obligations under finance leases	26	**1,004**	—	—	—
Forward sales deposits received		**447**	635,814	—	—
Rental and other deposits	27	**379,118**	372,401	—	—
Creditors and accrued expenses	28	**2,614,813**	2,382,961	**135,084**	130,710
Amounts due to customers for contract work	22	—	996	—	—
Taxation		**1,370,972**	1,621,732	—	—
Proposed dividend	9	**947,177**	1,722,140	**947,177**	1,722,140
		7,121,929	9,567,539	**1,082,261**	1,852,850

Balance Sheets (cont'd)

at 30th June, 2001

	Notes	The Group 2001 HK$'000	The Group 2000 HK$'000	The Company 2001 HK$'000	The Company 2000 HK$'000
Net current assets/(liabilities)		**17,303,677**	18,158,634	**(1,054,070)**	(1,826,325)
Total assets less current liabilities		**85,931,190**	86,285,598	**39,488,681**	38,831,257
Non-current liabilities					
Bank loans					
— secured	25(a)	**279,781**	—	—	—
— unsecured	25(a)	**10,600,582**	11,450,000	—	—
Unsecured other loans	25(b)	**783,861**	783,861	—	—
Obligations under finance leases	26	**470**	—	—	—
Land premium		**17**	18	—	—
Amounts due to fellow subsidiaries		**4,507,417**	925,792	—	—
		16,172,128	13,159,671	—	—
		69,759,062	73,125,927	**39,488,681**	38,831,257
Minority interests		**13,445,786**	14,978,215	—	—
		56,313,276	58,147,712	**39,488,681**	38,831,257
Capital and reserves					
Share capital	29	**3,444,280**	3,444,280	**3,444,280**	3,444,280
Share premium	30	**8,387,915**	8,387,915	**8,387,915**	8,387,915
Capital reserves	31	**1,761,871**	1,683,317	**20,200**	20,200
Investment property revaluation reserve	32	**13,209,198**	17,621,815	—	—
Retained profits	33	**29,510,012**	27,010,385	**27,636,286**	26,978,862
		56,313,276	58,147,712	**39,488,681**	38,831,257

Approved by the Board of Directors on 4th October, 2001.

Lee Shau Kee)
Directors
Lee Tat Man)

The notes on pages 69 to 104 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 30th June, 2001

	Notes	2001 HK$'000	2000 HK$'000
Net cash inflow from operating activities	(a)	6,797,641	3,587,736
Returns on investments and servicing of finance			
Interest received		472,462	428,415
Interest paid		(1,044,310)	(1,115,548)
Finance charges on obligations under finance leases paid		(162)	—
Dividends received from associates		728,441	967,164
Dividends received from jointly controlled entities		10,400	2,500
Dividends received from investment in securities		22,374	10,900
Dividends paid		(2,669,317)	(2,324,889)
Dividends paid to minority shareholders		(524,700)	(259,870)
Net cash outflow from returns on investments and servicing of finance		(3,004,812)	(2,291,328)
Taxation			
Hong Kong profits tax paid		(655,259)	(778,286)
Profits tax paid outside Hong Kong		(18,719)	(16,272)
Tax refund of Hong Kong profits tax received		87,394	66,038
Tax paid		(586,584)	(728,520)
Investing activities			
Proceeds from sale of fixed assets		7,237	4,758
Purchase of fixed assets		(330,166)	(693,872)
Investment in associates		(154,728)	(16,587)
Investment in jointly controlled entities		(250)	—
Advances from/(repayment to) associates		326,649	(382,616)
Advances from/(repayment to) jointly controlled entities		742,146	(1,174,334)
Acquisition of subsidiaries	(e)	398	(28,075)
Purchase of investment in securities		(744,052)	(718,758)
Purchase of additional shares in subsidiaries		(1,370,955)	(12,913)
Proceeds from sale of investment in securities		760,807	2,034,841
Net cash outflow from investing activities		(762,914)	(987,556)
Net cash inflow/(outflow) before financing		2,443,331	(419,668)
Financing	(c)		
Issue of shares to minority shareholders		898,299	22,664
(Repayment to)/contributions from minority shareholders		(848,919)	713,125
New bank loans		9,890,936	12,634,035
Repayment of bank loans		(10,879,876)	(10,063,811)
Repayment of other loans		(500,000)	(2,992,042)
Repayment of obligations under finance leases		(134)	—
Net cash (outflow)/inflow from financing		(1,439,694)	313,971
Increase/(decrease) in cash and cash equivalents		1,003,637	(105,697)
Cash and cash equivalents at 1st July		(495,276)	(389,579)
Cash and cash equivalents at 30th June	(b)	508,361	(495,276)

NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of profit from ordinary activities before share of profits less losses of associates and jointly controlled entities to net cash inflow from operating activities

	2001 HK$'000	2000 HK$'000
Profit from ordinary activities before share of profits less losses of associates and jointly controlled entities	**4,412,351**	6,645,366
Interest income	**(686,651)**	(701,582)
Interest expense	**165,740**	508,174
Finance charges on obligations under finance leases	**162**	—
Dividends from investment in securities	**(22,374)**	(10,900)
Amortisation and depreciation	**105,876**	60,574
Loss on disposal of fixed assets	**1,029**	1,914
Profit on partial disposal of interest in a subsidiary	**(582,181)**	—
Loss on disposal of investment in associates	**4,461**	—
Deficit on winding up of an associate	**—**	87,993
Profit on disposal of investment in securities	**(101,272)**	(1,239,351)
Deficit/(surplus) on revaluation of investment in securities	**58,516**	(31,968)
Provision for diminution in value of properties	**132,635**	891,616
Provision for diminution in value of properties written back	**(513,622)**	—
Impairment in value of investments	**60,713**	586,720
Goodwill written off	**4,408**	13,921
Release of capital reserve to profit and loss account	**(75,789)**	(50,033)
Revaluation reserve realised upon disposal of properties	**(4,886)**	(7,619)
Exchange difference	**333**	(1,908)
Increase in other receivables	**(382,334)**	(122,584)
Decrease in properties held for development	**1,495,596**	871,412
Decrease/(increase) in leasehold land	**10,738**	(109,138)
(Increase)/decrease in properties under development	**(1,148,128)**	5,132,659
Decrease in properties held for resale	**8,560**	—
Increase in completed properties for sale	**(672,194)**	(2,433,548)
(Increase)/decrease in inventories	**(20,850)**	13,278
(Increase)/decrease in amounts due from customers for contract work	**(150,645)**	15,213
(Increase)/decrease in deposits for acquisition of properties	**(9,635)**	9,943
Decrease/(increase) in debtors, prepayments and deposits	**615,482**	(80,089)
Decrease in instalments receivable	**862,944**	995,531
Decrease in cash held by stakeholders	**46,530**	162,507
Decrease in forward sales deposits received	**(635,367)**	(8,091,850)
Increase in rental and other deposits	**6,717**	46,455
Increase/(decrease) in creditors and accrued expenses	**147,141**	(63,891)
Decrease in amounts due to customers for contract work	**(996)**	(6,466)
Increase in amounts due to fellow subsidiaries	**3,664,633**	495,387
Net cash inflow from operating activities	**6,797,641**	3,587,736

Consolidated Cash Flow Statement (cont'd)

for the year ended 30th June, 2001

(b) Analysis of the balances of cash and cash equivalents

	2001 HK$'000	2000 HK$'000
Deposits with banks and other financial institutions	**1,270,455**	931,532
Cash at bank and in hand	**286,976**	180,652
Bank loans and overdrafts	**(1,049,070)**	(1,607,460)
	508,361	(495,276)

(c) Analysis of changes in financing during the year

	Obligations under finance leases HK$'000	Minority interests HK$'000	Bank loans HK$'000	Other loans HK$'000	Share capital HK$'000	Share premium HK$'000
Balance at 1st July, 1999	—	13,688,055	9,603,811	4,275,903	3,444,280	8,387,915
Cash inflow/(outflow) from financing	—	735,789	2,570,224	(2,992,042)	—	—
Attributable profits less dividends paid	—	653,410	—	—	—	—
Revaluation reserve	—	(51,184)	—	—	—	—
Capital reserve	—	2,495	—	—	—	—
Decrease in shareholdings *by minority shareholders*	—	(50,350)	—	—	—	—
Balance at 30th June, 2000	—	14,978,215	12,174,035	1,283,861	3,444,280	8,387,915
Balance at 1st July, 2000	—	**14,978,215**	**12,174,035**	**1,283,861**	**3,444,280**	**8,387,915**
Cash inflow/(outflow) from financing	**(134)**	**49,380**	**(988,940)**	**(500,000)**	—	—
Attributable profits less dividends paid	—	**335,429**	—	—	—	—
Revaluation reserve	—	**(178,646)**	—	—	—	—
Capital reserve	—	**(54,497)**	—	—	—	—
Decrease in shareholdings by minority shareholders	—	**(1,661,173)**	—	—	—	—
Acquisition of subsidiaries	**1,410**	**559,259**	**454,596**	—	—	—
Profit on partial disposal of interest in a subsidiary	—	**(582,181)**	—	—	—	—
Inception of finance lease contracts	**198**	—	—	—	—	—
Balance at 30th June, 2001	**1,474**	**13,445,786**	**11,639,691**	**783,861**	**3,444,280**	**8,387,915**

(d) Acquisition of subsidiaries

	2001 HK$'000	2000 HK$'000
Net assets acquired		
Fixed assets	**1,557,605**	—
Interest in associates	**16,749**	—
Investment in securities	**150**	—
Properties held for development	**—**	240,309
Inventories	**4,982**	—
Debtors, prepayments and deposits	**50,440**	40,602
Pledged bank deposits	**24,070**	—
Cash and cash equivalents	**65,224**	9,458
Creditors and accrued expenses	**(52,275)**	(83,569)
Obligations under finance leases	**(1,410)**	—
Taxation	**(3,569)**	—
Bank loan	**(454,596)**	—
Minority interests	**(559,259)**	—
Loan from a shareholder	**(161,533)**	—
Carrying value of associates and a jointly controlled entity prior to becoming subsidiaries on acquisition	**(344,882)**	—
	141,696	206,800
Add: Goodwill	**4,408**	2,024
Capital reserves	**—**	(5,890)
	146,104	202,934
Satisfied by:		
Amounts due (from)/to fellow subsidiaries	**(25,037)**	2,015
Other receivables	**—**	130,028
Debtors, prepayments and deposits	**106,315**	33,358
Cash consideration paid	**64,826**	37,533
	146,104	202,934

(e) Analysis of net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries

	2001 HK$'000	2000 HK$'000
Cash consideration	**(64,826)**	(37,533)
Cash and cash equivalents acquired	**65,224**	9,458
Net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries	**398**	(28,075)

The subsidiaries acquired during the year contributed HK$157,713,000 to the Group's net operating cash flow, paid HK$45,414,000 in respect of net returns on investments and servicing of finance, paid HK$10,301,000 in respect of taxation, received HK$155,000 for investing activities and paid HK$123,169,000 in respect of financing activities.

The subsidiaries acquired during the year contributed HK$170,300,000 to the Group's turnover and HK$59,552,000 to the Group's profit from operations.

The subsidiaries acquired last year did not have any significant impact on the Group's cash flows or operating results for that year.

1 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE"). A summary of the principal accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment and hotel properties and the marking to market of certain investment in securities as explained in the accounting policies set out below.

(c) Basis of consolidation

The consolidated accounts include the audited accounts of Henderson Land Development Company Limited and all of its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material intercompany transactions are eliminated on consolidation.

Goodwill arising on consolidation represents the excess of the cost of investments in subsidiaries over the fair value of the net tangible assets at the respective dates of acquisition. Goodwill is written off on acquisition. The excess of the fair value of the net tangible assets of subsidiaries over the cost of investments is credited to capital reserve. On disposal of a subsidiary, the attributable amount of capital reserve is included in calculating the profit or loss on disposal.

(d) *Interest in subsidiaries*

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

Investments in subsidiaries in the Company's balance sheet are stated at cost less provisions for diminution in value which is other than temporary as determined by the directors for each subsidiary individually. Any such provisions are recognised as an expense in the profit and loss account.

(e) Associates and jointly controlled entities

An associate is a company in which the Group or the Company has significant influence, but not control or joint control, in its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

Unless the interest in the associate or the jointly controlled entity is acquired and held exclusively with a view to subsequent disposal in the near future, an investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates and jointly controlled entities for the year. Goodwill arising on the acquisition of an associate or a jointly controlled entity, being the excess of the cost over the fair value of the Group's share of the separable net assets acquired, is written off on acquisition. The excess of the Group's share of the fair value of the separable net assets acquired over the cost of the investment is credited directly to reserves.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

On disposal of an associate or a jointly controlled entity during the year, the attributable amount of capital reserve is included in the calculation of the profit or loss on disposal.

1 **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

The results of the associates and jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable, providing the dividend is in respect of a period ending on or before that of the Company and the Company's right to receive the dividend is established before the accounts of the Company are approved by the directors. In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each associate or jointly controlled entity individually. Any such provisions are recognised as an expense in the profit and loss account.

(f) Investment in securities

The Group's policies for investment in securities other than investment in subsidiaries, associates and jointly controlled entities are as follows:—

(i) Investment held on a continuing basis for an identified long term purpose are classified as "investment securities". Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognisied as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) All other securities are stated in the balance sheet at fair value. Changes in fair value are recognisied in the profit and loss account as they arise.

(iii) Provision against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iv) Profits or losses on disposal of investment in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Recognition of revenue

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Sale of properties

Revenue arising from the development of properties for sale together with the interest earned on the instalment sales of properties are recognised upon the sale of properties or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) Rental income from operating leases

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) Interest income

Interest earned on loans and advances to customers and from bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iv) Income from construction contracts

When the outcome of the construction contract can be estimated reliably:

— revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

— revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus the fee earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

1 **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(v) Toll fee income

Toll fee income is recognised on a cash receipt basis.

(vi) Hotel operation

Income from hotel operation is recognised when services as provided.

(vii) Sale of goods

Sale of goods from department store operation are recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

(h) Valuation of properties

(i) Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which are assessed annually by qualified valuer of the Group and at least every three years by external qualified valuers. Surpluses arising on revaluations on a portfolio basis are credited to the investment property revaluation reserve; deficits arising on revaluations are firstly set-off against any previous revaluation surpluses and thereafter taken to the profit and loss account.

On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment property revaluation reserve is transferred to the profit and loss account for the year.

(ii) Hotel properties are stated at their open market value based on an annual professional valuation.

(iii) Other land and buildings are stated at cost less accumulated depreciation.

(iv) Properties held for resale are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(v) Completed properties remaining unsold at the year end are valued at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to unsold properties. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(vi) Properties held for and under development are stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, and expenses relating to the marketing and the sale of development properties prior to the issue of an occupation permit in Hong Kong or the issue of a completion certificate in the People's Republic of China ("PRC"), less any provisions considered necessary by the directors.

(vii) Leasehold land acquired by exchange of land exchange entitlements is stated at cost which represents the cost of land exchange entitlements surrendered, and the premium, if any, payable to the Government of the Hong Kong Special Administrative Region less provision, where appropriate.

(viii) Other leasehold land is stated at cost less provision, where appropriate.

(i) Borrowing costs

Borrowing costs are expensed in the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to construction which necessarily take a substantial period of time to get ready for their intended use or sale.

(j) Valuation of construction contracts in progress

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profit less recognised losses and progress billings, and are presented in the balance sheet as the "Amounts due from customers for contract work" as an asset or the "Amounts due to customers for contract work" as a liability, as applicable.

1 **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

(k) Amortisation and depreciation of fixed assets

(i) Investment properties

No depreciation is provided in respect of investment properties with an unexpired lease term of over 20 years since the valuation takes into account the state of each property at the date of valuation.

(ii) Hotel properties

No depreciation is provided on hotel properties held on lease of more than 20 years. The directors consider that the value of the hotels do not diminish, due to the fact that hotels are maintained in a continuous state of proper repair and improvements thereto from time to time.

(iii) Toll highway operation rights and bridges

Depreciation of toll highway operation rights and bridges is provided for on the basis of a sinking fund calculation whereby annual depreciation amounts compounded at 6% per annum with the equal to the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

(iv) Other land and buildings

Leasehold land is amortised, using the straight line method, over the unexpired terms of the leases.

Buildings are depreciated on a straight line basis over the remaining terms of the respective leases or 40 years if shorter.

(v) Properties held for and under development

No depreciation is provided on properties held for and under development.

(vi) Other fixed assets

Other fixed assets are stated at cost, less depreciation. Depreciation is provided on a straight line basis over their estimated useful lives as follows:—

Leasehold improvements, furniture and fixtures	— 20%
Others	— 10% to 33%

(l) Translation of foreign currencies

Foreign currency transactions, inclusive of those entered into by the Company's subsidiaries, associates and jointly controlled entities established outside Hong Kong, the operations and cash flows of which have a direct impact upon those of the Company, during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The accounts of other subsidiaries, associates and jointly controlled entities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising thereon are dealt with as a movement in reserves.

(m) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(n) Retirement costs

Contributions to retirement benefit scheme are charged to the profit and loss account as incurred.

(o) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired. For the purposes of the cash flow statement, cash equivalents would also include advances from banks repayable within three months from the date of the advance.

(p) Leases

Leased assets

Leases of assets under which the leasee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

1 **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

(i) *Assets acquired under finance leases*

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(k) above. Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) Assets held for use in operating leases

When the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(k) above. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(g) above.

(iii) *Operating lease charges*

When the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

(q) Related parties

For the purpose of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.

2 **SEGMENTAL INFORMATION**

The principal activity of the Company is investment holding and the principal activities of its subsidiaries are property development and investment, project mangement, construction, property management, department store operation, hotel operation, finance, investment holding and infrastructure business.

Turnover of the Group represents proceeds from the sale of properties, rental and interest income, income from construction contracts earned from third parties, income of infrastructure business, income from hotel operation, proceeds from department store operation, and others including management and sales commission, dividends from investment in securities and property management and security services income.

The Group's turnover and contribution to profit from operations of the major items are analysed as follows:—

	Turnover		Contribution to profit from operations	
	2001 HK$'000	2000 HK$'000	**2001** HK$'000	2000 HK$'000
Sale of properties	**4,997,855**	13,398,008	**1,461,933**	6,257,135
Rental income	**1,959,693**	1,537,030	**1,303,063**	1,019,093
Interest income	**686,651**	701,582	**686,651**	701,582
Building construction	**367,105**	584,075	**15,637**	30,390
Infrastructure	**160,926**	—	**107,730**	—
Hotel operation	**136,716**	127,987	**47,640**	31,804
Department store operation	**188,252**	217,891	**71,207**	99,392
Others	**671,918**	438,744	**404,211**	110,424
	9,169,116	17,005,317	**4,098,072**	8,249,820
Other Group expenses net of other income			**(11,807)**	(407,605)
			4,086,265	7,842,215

No geographical analysis of each segment is shown as less than 10% of the Group's turnover and profit from operations are derived from activities outside Hong Kong.

3 OTHER NET INCOME

	The Group 2001 HK$'000	2000 HK$'000
Profit on disposal of investment in securities	**101,272**	1,239,351
Others	**60,098**	56,072
	161,370	1,295,423

4 OTHER OPERATING INCOME/(EXPENSES)

	The Group 2001 HK$'000	2000 HK$'000
Provision for diminution in value of properties written back	**513,622**	—
Provision for diminution in value of properties	**(132,635)**	(891,616)
Deficit on winding up of an associate	**—**	(87,993)
Others	**(177,189)**	(339,529)
	203,798	(1,319,138)

5 NON-OPERATING INCOME/(EXPENSES)

	The Group 2001 HK$'000	2000 HK$'000
Profit on partial disposal of interest in a subsidiary (Note)	**582,181**	—
(Deficit)/surplus on revaluation of investment in securities	**(58,516)**	31,968
Impairment in value of investments	**(60,713)**	(586,720)
Profit realised on dilution of interest in a subsidiary (note 31)	**75,789**	50,033
Goodwill written off	**(4,408)**	(13,921)
Others	**(959)**	(2,086)
	533,374	(520,726)

Note: Profit on partial disposal of interest in a subsidiary represented profit arising on the spin-off of Henderson Cyber Limited on the Growth Enterprise Market of HKSE during the year.

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging/(crediting):

	2001 HK$'000	2000 HK$'000
(a) Finance costs		
Bank interest	**696,339**	710,072
Interest on loans wholly repayable within five years	**285,768**	405,835
Finance charges on obligations under finance leases	**162**	—
Other borrowing costs	**384,658**	449,850
	1,366,927	1,565,757
Less: Amount capitalised*		
— interest	**(816,367)**	(607,733)
— other borrowing costs	**(343,272)**	(281,901)
	207,288	676,123

* The borrowing costs have been capitalised at rates ranging from 6.18% to 6.54% (2000 — from 6.31% to 6.69%) per annum.

	2001 HK$'000	2000 HK$'000
(b) Items other than those separately disclosed in notes 3 to 6(a)		
Amortisation and depreciation		
— owned assets	**108,133**	64,003
— *assets held under finance leases*	**527**	—
	108,660	64,003
Less: Amount capitalised	**(2,784)**	(3,429)
	105,876	60,574
Staff cost - including retirement costs of HK$25,814,000 (2000 — HK$22,900,000)**	**743,243**	648,044
Less: Amount capitalised (including retirement costs of HK$1,218,000 (2000 — HK$1,329,000))	**(47,702)**	(40,775)
	695,541	607,269
Cost of sales		
— completed properties for sale	**3,062,078**	6,571,196
— inventories	**134,388**	87,307
Auditors' remuneration	**9,570**	9,579
Interest income	**(686,651)**	(701,582)
Rentals receivable from investment properties net of outgoings of HK$555,466,000 (2000 — HK$453,920,000)***	**(1,161,809)**	(948,885)
Other rental income less outgoings	**(141,254)**	(70,208)
Dividends from investment in securities		
— listed	**(8,932)**	(3,820)
— unlisted	**(13,442)**	(7,080)

** Included in the Group's staff cost were HK$372,952,000 (2000 — HK$311,793,000) relating to direct costs.

*** Included contingent rental income of HK$20,743,000 (2000 — HK$3,668,000).

Note: The consolidated net profit after taxation includes an amount of HK$2,551,778,000 (2000 — HK$6,158,483,000) which has been dealt with in the accounts of the Company.

7 SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

	The Group	
	2001	2000
	HK$'000	HK$'000
Share of net profits/(losses) before taxation:—		
Listed associates	**1,410,717**	1,267,489
Unlisted associates	**36,801**	(22,767)
	1,447,518	1,244,722
Attributable taxation	**(191,297)**	(171,298)
	1,256,221	1,073,424

8 TAXATION

(a) Taxation in the consolidated profit and loss account represents:—

	The Group	
	2001	2000
	HK$'000	HK$'000
Provision for Hong Kong profits tax for the year	**319,052**	1,161,140
Underprovision in respect of prior years	**14,316**	12,226
Tax refund relating to prior years	**(8,222)**	(8,643)
	325,146	1,164,723
Provision for taxation outside Hong Kong	**7,109**	1,126
	332,255	1,165,849

Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign jurisdiction during the year.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

9 DIVIDENDS

	2001	2000
	HK$'000	HK$'000
Interim dividend of HK$0.55 per share (2000 — HK$0.55 per share)	**947,177**	947,177
Proposed final dividend of HK$0.55 per share (2000 — HK$1.00 per share)	**947,177**	1,722,140
	1,894,354	2,669,317

10 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$4,394,010,000 (2000 — HK$5,829,344,000) and on 1,722,140,000 ordinary shares (2000 — 1,722,140,000 ordinary shares) in issue during the year. There was no potential dilution of earnings per share during 2000 and 2001.

11 FIXED ASSETS

(a) Investment properties

The Group:

	HK$'000
Cost or valuation:	
At 1st July, 2000	30,138,973
Additions	182,036
Transfer from properties under development	272,185
Acquisition of subsidiaries	91,060
Deficits on revaluation	(4,353,124)
At 30th June, 2001	26,331,130

(b) Other fixed assets

The Group:

	Hotel properties HK$'000	Other land & buildings HK$'000	Properties held for/under development HK$'000	Toll highway operation rights HK$'000	Bridges HK$'000	Others HK$'000	Total HK$'000
Cost or valuation:							
At lst July, 2000	1,380,000	509,829	590,167	—	—	515,163	2,995,159
Additions	—	194	55,589	2,638	1,757	194,149	254,327
Transfer from properties under development	—	—	5,990,504	—	—	—	5,990,504
Acquisition of subsidiaries	—	7,714	—	786,891	653,692	144,171	1,592,468
Reclassification	—	—	—	—	2,813	(2,813)	—
Disposals	—	(556)	—	—	—	(16,056)	(16,612)
Deficits on revaluation	(135,000)	—	—	—	—	—	(135,000)
At 30th June, 2001	1,245,000	517,181	6,636,260	789,529	658,262	834,614	10,680,846
Amortisation and depreciation:							
At 1st July, 2000	—	42,931	—	—	—	395,475	438,406
Acquisition of subsidiaries	—	873	—	32,388	43,159	49,502	125,922
Charge for the year	—	7,214	—	13,598	9,249	78,599	108,660
Written back on disposal	—	(442)	—	—	—	(8,049)	(8,491)
At 30th June, 2001	—	50,576	—	45,986	52,408	515,527	664,497
Net book value:							
At 30th June, 2001	1,245,000	466,605	6,636,260	743,543	605,854	319,087	10,016,349
At 30th June, 2000	1,380,000	466,898	590,167	—	—	119,688	2,556,753
Cost or valuation at 30th June, 2001 representing:							
Cost	—	451,101	6,488,260	789,529	658,262	834,614	9,221,766
Valuation:							
— 30th June, 1992	—	20,110	—	—	—	—	20,110
— 30th June, 1994	—	45,970	—	—	—	—	45,970
— 30th June, 1997	—	—	148,000	—	—	—	148,000
— 30th June, 2001	1,245,000	—	—	—	—	—	1,245,000
	1,245,000	517,181	6,636,260	789,529	658,262	834,614	10,680,846

11 FIXED ASSETS (cont'd)

(c) The analysis of net book value of properties is as follows:—

	The Group	
	2001	2000
	HK$'000	HK$'000
In Hong Kong		
under long leases	**4,007,518**	4,804,547
under medium-term leases	**28,445,979**	25,552,293
	32,453,497	30,356,840
Outside Hong Kong		
under long leases	**5,146**	5,292
under medium-term leases	**3,570,601**	2,213,906
	3,575,747	2,219,198
	36,029,244	32,576,038

The Group's investment and hotel properties were revalued as at 30th June, 2001 by an independent firm of surveyors, DTZ Debenham Tie Leung Limited who have among their staff Fellows of the Hong Kong Institute of Surveyors and Mr Augustine Wong, the Group's professional valuer who is an associate member of the Hong Kong Institute of Surveyors, on an open market value basis calculated on net rental income allowing for revisionary potential.

In the opinion of the directors, any capital gains arising on disposal of the revalued leasehold properties in Hong Kong at their carrying value will not be subject to any tax liability. The contingent liabilities in respect of Land Appreciation Tax and PRC Income Tax arising on disposal of certain revalued properties in other areas of the PRC are disclosed in note 37(f) on the accounts.

The gross carrying amounts of investment and hotel properties of the Group held for use in operating leases were HK$26,331,130,000 (2000 — HK$30,138,973,000) and HK$1,245,000,000 (2000 — HK$1,380,000,000) respectively.

The Group leases assets under finance leases expiring from one to two years. At the end of the lease terms, the Group has the option to purchase the assets at a price deemed to be a bargain purchase option. The net book value of assets held under finance leases of the Group was HK$2,196,000 (2000 — HK$Nil).

The Group's toll highway operation rights were pledged as securities for certain bank loans amounted to HK$411,403,000 (2000 — HK$Nil).

Included in the Group's others of HK$834,614,000 (2000 — HK$515,163,000) was HK$852,000 (2000 — HK$Nil) relating to construction in progress of bridge.

12 INTEREST IN SUBSIDIARIES

	The Company	
	2001	2000
	HK$'000	HK$'000
Unlisted shares, at cost	**2,316,366**	2,316,476
Amounts due from subsidiaries	**39,155,882**	40,110,009
	41,472,248	42,426,485
Less: Provision	**(83,000)**	(83,000)
	41,389,248	42,343,485
Amounts due to subsidiaries	**(2,122,113)**	(1,994,403)
	39,267,135	40,349,082

Details of principal subsidiaries are shown on pages 93 to 102.

13 INTEREST IN ASSOCIATES

	The Group 2001 HK$'000	The Group 2000 HK$'000	The Company 2001 HK$'000	The Company 2000 HK$'000
Unlisted				
Shares, at cost	—	—	**262,991**	353,261
Share of net assets	**1,000,508**	1,248,648	—	—
Amounts due from associates	**3,057,088**	3,346,199	**1,064,917**	79,459
	4,057,596	4,594,847	**1,327,908**	432,720
Less: Provision	—	—	**(128,849)**	(218,985)
	4,057,596	4,594,847	**1,199,059**	213,735
Amounts due to associates	**(102,098)**	(74,445)	**(364)**	(368)
	3,955,498	4,520,402	**1,198,695**	213,367
Listed in Hong Kong				
Share of net assets	**12,008,672**	11,351,170	—	—
	15,964,170	15,871,572	**1,198,695**	213,367
Market value of listed shares	**20,498,643**	16,460,741	—	—

Details of principal associates are shown on page 103.

14 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group 2001 HK$'000	The Group 2000 HK$'000	The Company 2001 HK$'000	The Company 2000 HK$'000
Unlisted shares, at cost	—	—	**312**	62
Share of net assets	**1,075,850**	1,384,163	—	—
Amounts due from jointly controlled entities	**4,511,111**	5,407,877	**114,234**	115,121
	5,586,961	6,792,040	**114,546**	115,183
Amounts due to jointly controlled entities	**(39,874)**	(41,323)	**(37,625)**	(20,050)
	5,547,087	6,750,717	**76,921**	95,133

Details of principal jointly controlled entities are shown on page 104.

15 INVESTMENT IN SECURITIES

	Investment securities		Other investments		Total	
	2001	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group:						
Equity securities						
Listed	**549,255**	24,986	**217,760**	678,345	**767,015**	703,331
Unlisted	**151,321**	145,963	**16,057**	58,918	**167,378**	204,881
	700,576	170,949	**233,817**	737,263	**934,393**	908,212
Market value of listed securities	**552,783**	75,553	**217,760**	678,345	**770,543**	753,898

16 PROPERTIES HELD FOR DEVELOPMENT

	The Group	
	2001	2000
	HK$'000	HK$'000
In Hong Kong	**1,139,205**	2,730,794
In other areas of the PRC	**3,657,342**	3,488,383
	4,796,547	6,219,177

17 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet dates (net of provision for bad debts) is as follows:

	The Group	
	2001	2000
	HK$'000	HK$'000
Under 1 month overdue	**476,973**	393,750
More than 1 month ovedue but less than 3 months overdue	**10,282**	29,448
More than 3 months overdue but less than 6 months overdue	**9,285**	3,885
More than 6 months overdue	**58,431**	62,522
	554,971	489,605

18 OTHER RECEIVABLES

These represent amounts paid for funding certain property development projects. These receivables are interest bearing and were fully settled in August 2001.

19 PROPERTIES UNDER DEVELOPMENT

	The Group	
	2001	2000
	HK$'000	HK$'000
In Hong Kong	**10,456,959**	13,910,704
In other areas of the PRC	**840,247**	1,649,288
	11,297,206	15,559,992

The amount of properties under development expected to be completed after more than one year is HK$8,362,753,000 (2000 — HK$13,546,349,000).

20 COMPLETED PROPERTIES FOR SALE

Completed properties for sale include properties of HK$2,605,981,000 (2000 — HK$3,256,125,000) carried at net realisable value.

21 INVENTORIES

Inventories of HK$12,153,000 (2000 — HK$423,000) are carried at net realisable value.

22 AMOUNTS DUE FROM/(TO) CUSTOMERS FOR CONTRACT WORK

	The Group	
	2001	2000
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less anticipated losses	**567,968**	169,739
Progress billings	**(382,508)**	(135,920)
Net contract work	**185,460**	33,819
Represented by:		
Amounts due from customers for contract work	**185,460**	34,815
Amounts due to customers for contract work	**—**	(996)
	185,460	33,819

The amounts due from/(to) customers for contract work expected to be recovered/settled after more than one year is HK$68,853,000 (2000 — HK$29,570,000) and HK$Nil (2000 — HK$996,000) respectively.

23 DEBTORS, PREPAYMENTS AND DEPOSITS

The debtors, prepayments and deposits of the Group include HK$416,005,000 (2000 — HK$461,781,000) which is expected to be recovered after more than one year. Apart from the above, all of the balances are expected to be recovered within one year.

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

	The Group	
	2001	2000
	HK$'000	HK$'000
The ageing analysis of trade debtors (net of provision for bad debts) is as follows:		
Under 1 month overdue	**199,223**	587,288
More than 1 month overdue but less than 3 months overdue	**47,083**	68,172
More than 3 months overdue but less than 6 months overdue	**50,676**	35,731
More than 6 months overdue	**96,458**	120,556
	393,440	811,747
Prepayment, deposits and other receivable	**628,374**	888,053
	1,021,814	1,699,800

24 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks and other financial institutions	**1,270,455**	931,532	**—**	—
Cash at bank and in hand	**286,976**	180,652	**767**	844
	1,557,431	1,112,184	**767**	844

25 BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

	The Group 2001 HK$'000	2000 HK$'000
Bank loans and overdrafts (note a)		
— secured	**411,403**	—
— unsecured	**12,277,358**	13,781,495
	12,688,761	13,781,495
Unsecured other loans (note b)	**783,861**	1,283,861
	13,472,622	15,065,356
(a) Bank loans and overdrafts are repayable as follows:—		
Within 1 year and included in current liabilities	**1,808,398**	2,331,495
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	**6,764,631**	6,800,000
After 2 years but within 5 years	**4,018,752**	4,650,000
After 5 years	**96,980**	—
	10,880,363	11,450,000
	12,688,761	13,781,495
(b) Unsecured other loans are repayable as follows:—		
Within 1 year and included in current liabilities	**—**	500,000
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	**783,861**	26,320
After 2 years but within 5 years	**—**	757,541
	783,861	783,861
	783,861	1,283,861

The above unsecured other loans include foreign currency loans amounting to HK$757,541,000 (2000 — HK$757,541,000) stated at rates fixed under currency swap arrangements with banks.

26 OBLIGATIONS UNDER FINANCE LEASES

At 30th June, 2001, the Group had obligations under finance leases repayable as follows:

	2001 Present value of the minimum lease payments HK$'000	2001 Interest expense relating to future periods HK$'000	2001 Total minimum lease payments HK$'000	2000 Present value of the minimum lease payments HK$'000	2000 Interest expense relating to future periods HK$'000	2000 Total minimum lease payments HK$'000
Within 1 year and included in current liabilities	**1,004**	**217**	**1,221**	—	—	—
After 1 year and included in non-current liabilities						
After 1 year but within 5 years	**470**	**93**	**563**	—	—	—
	1,474	**310**	**1,784**	—	—	—

27 RENTAL AND OTHER DEPOSITS

The rental and other deposits of the Group include HK$226,612,000 (2000 — HK$240,189,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

28 CREDITORS AND ACCRUED EXPENSES

The creditors and accrued expenses of the Group include HK$287,703,000 (2000 — HK$271,775,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

	The Group	
	2001	2000
	HK$'000	HK$'000
The ageing analysis of trade creditors is as follows:		
Due within 1 month and on demand	**251,744**	284,743
Due after 1 month but within 3 months	**1,097,550**	237,786
Due after 3 months but within 6 months	**179,495**	897,269
Due after 6 months	**794,052**	538,718
	2,322,841	1,958,516
Other payables and accrued expenses	**291,972**	424,445
	2,614,813	2,382,961

29 SHARE CAPITAL

	No. of shares		Nominal value	
	2001	2000	**2001**	2000
	'000	'000	HK$'000	HK$'000
Authorised				
Ordinary shares of HK$2.00 each	**1,800,000**	1,800,000	**3,600,000**	3,600,000
Issued and fully paid				
Ordinary shares of HK$2.00 each	**1,722,140**	1,722,140	**3,444,280**	3,444,280

30 SHARE PREMIUM

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

31 CAPITAL RESERVES

The Group:

	Other properties revaluation reserve HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1st July, 1999	355,853	1,268,879	20,200	(4,919)	2,315	1,642,328
Deficits on revaluation of other properties	(229)	—	—	—	—	(229)
Share of revaluation surplus in associates	41,339	—	—	—	—	41,339
Capital reserve arising on consolidation	—	49,685	—	—	—	49,685
Realised to profit and loss account (Note)	—	(50,033)	—	—	—	(50,033)
Exchange difference arising from investment in a foreign associate	—	—	—	176	—	176
Transfer from profit and loss account	—	—	—	—	51	51
At 30th June, 2000	396,963	1,268,531	20,200	(4,743)	2,366	1,683,317
Dealt with by:						
Company and subsidiaries	345,395	1,268,531	20,200	—	2,366	1,636,492
Associates	51,568	—	—	(4,743)	—	46,825
	396,963	1,268,531	20,200	(4,743)	2,366	1,683,317

31 CAPITAL RESERVES (cont'd)

The Group:

	Other properties revaluation reserve HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1st July, 2000	396,963	1,268,531	20,200	(4,743)	2,366	1,683,317
Deficits on revaluation of other properties	(94,958)	—	—	—	—	(94,958)
Share of revaluation deficits in associates	(39,916)	—	—	—	—	(39,916)
Capital reserve arising on consolidation	—	288,416	—	—	—	288,416
Realised to profit and loss account (Note)	—	(75,789)	—	—	—	(75,789)
Exchange difference arising from investment in a foreign associate	—	—	—	772	—	772
Transfer from profit and loss account	—	—	—	—	29	29
At 30th June, 2001	262,089	1,481,158	20,200	(3,971)	2,395	1,761,871
Dealt with by:						
Company and subsidiaries	250,437	1,481,158	20,200	—	2,395	1,754,190
Associates	11,652	—	—	(3,971)	—	7,681
	262,089	1,481,158	20,200	(3,971)	2,395	1,761,871

Note:

On dilution of interest in a subsidiary, the gain arising therefrom was included in capital reserve and the amount to be released to the profit and loss account in each period is based on the issue of completion certificate of the underlying properties of the subsidiary.

The Company:

	Capital redemption reserve	
	2001 HK$'000	2000 HK$'000
At 1st July and 30th June	**20,200**	20,200

31 CAPITAL RESERVES (cont'd)

The application of capital redemption reserve is governed by Section 49H of the Hong Kong Companies Ordinance.

The other properties revaluation reserve, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the valuation of properties, goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities and foreign currency translation (note 1).

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, one of the Group's PRC subsidiaries is required to transfer at least 10% of its profit after taxation, as determined under PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the subsidiary's registered capital. The statutory reserve can be used to make good previous years losses, and not distributable to shareholders.

32 INVESTMENT PROPERTY REVALUATION RESERVE

	The Group	
	2001	2000
	HK$'000	HK$'000
At 1st July	**17,621,815**	12,548,853
(Deficits)/surplus on revaluation	**(4,192,498)**	4,886,946
Share of revaluation deficits in associates	**(27,245)**	(179,926)
Share of revaluation (deficits)/surplus in jointly controlled entities	**(187,988)**	373,561
Realised upon disposal of properties	**(4,886)**	(7,619)
At 30th June	**13,209,198**	17,621,815
Dealt with by:		
Company and subsidiaries	**12,136,533**	16,333,917
Associates	**945,545**	972,790
Jointly controlled entities	**127,120**	315,108
	13,209,198	17,621,815

The investment property revaluation reserve has been set up and will be dealt with in accordance with the accounting policies adopted for investment properties (note 1).

33 RETAINED PROFITS

	The Group		The Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
At 1st July	**27,010,385**	23,850,409	**26,978,862**	23,489,696
Retained profit for the year	**2,499,627**	3,159,976	**657,424**	3,489,166
At 30th June	**29,510,012**	27,010,385	**27,636,286**	26,978,862
Retained by:				
Company and subsidiaries	**26,525,813**	24,631,533		
Associates	**2,866,043**	2,154,304		
Jointly controlled entities	**118,156**	224,548		
	29,510,012	27,010,385		

34 DISTRIBUTABLE RESERVES

The distributable reserves of the Company at 30th June, 2001 amounted to HK$27,636,286,000 (2000 — HK$26,978,862,000).

35 COMMITMENTS

At 30th June, 2001, the Group had commitments not provided for in these accounts as follows:—

	The Group	
	2001	2000
	HK$'000	HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**1,202,569**	2,154,122
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**2,824,073**	3,247,983
(iii) Contracted obligations for funding property development project	**5,507,000**	6,550,000
(iv) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**2,709,537**	3,419,778
	12,243,179	15,371,883

Based on information available at the balance sheet dates, the directors estimate that the Group's commitments disclosed above are payable as follows:—

	The Group	
	2001	2000
	HK$'000	HK$'000
Within 1 year	**7,893,758**	9,137,037
After 1 year but within 2 years	**1,488,276**	2,026,735
After 2 years	**2,861,145**	4,208,111
	12,243,179	15,371,883

36 SIGNIFICANT LEASING ARRANGEMENTS

The Group is both a leasee and a lessor under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The Group leases out a number of land/buildings facilities under operating leases. The leases typically run for an initial period of one to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Further details of the carrying value of the properties are contained in note 11.

During the current year, HK$1,959,693,000 (2000 — HK$1,537,030,000) are recognised as rental income in the profit and loss account in respect of operating leases.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group	
	2001	2000
	HK$'000	HK$'000
Within 1 year	**1,587,358**	1,438,187
After 1 year but within 5 years	**1,610,775**	2,297,971
After 5 years	**73,750**	114,303
	3,271,883	3,850,461

(b) Lessees

(i) The Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to three years, with an option to renew the lease after that date at which time all terms are renegotiated. None of these leases includes contingent rentals.

During the current year, HK$27,025,000 (2000 — HK$16,931,000) are recognised as an expense in the profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group	
	2001	2000
	HK$'000	HK$'000
Within 1 year	**14,023**	10,568
After 1 year but within 5 years	**10,300**	13,332
After 5 years	**4,360**	—
	28,683	23,900

(ii) The Group also leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three months, six months or one year, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

During the current year, HK$11,594,000 (2000 — HK$1,519,000) are recognised as an expense in the profit and loss account in respect of leasing of telecommunications network facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group	
	2001	2000
	HK$'000	HK$'000
Within 1 year	**7,512**	9,911
After 1 year but within 5 years	**98**	1,500
	7,610	11,411

37 CONTINGENT LIABILITIES

At 30th June, 2001, contingent liabilities of the Group and of the Company were as follows:—

	The Group		The Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
(a) Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	**151,314**	161,436	**6,176**	15,175
(b) Guarantees given by the Company to banks to secure banking facilities of subsidiaries	**—**	—	**9,960,204**	11,264,487
(c) Guarantees given by the Company to banks to secure banking facilities of jointly controlled entities	**3,380,529**	—	**3,380,529**	—
(d) Guarantees given by the Company to holders of bonds or guaranteed notes issued by certain subsidiaries	**—**	—	**759,000**	1,260,310
	3,531,843	161,436	**14,105,909**	12,539,972

(e) The Company has given guarantees to third parties in respect of contracted commitments of its subsidiaries to provide attributable portion of capital to joint property development project and funding of property development project. At 30th June, 2001, the Company had contingent liabilities of HK$5,960 million (2000 — HK$6,844 million) in relation to the said guarantees.

(f) Pursuant to an indemnity deed dated 15th March, 1996 signed between the Company and a subsidiary, the Company, under certain conditions, has undertaken to indemnify the subsidiary in respect of any PRC Income Tax and Land Appreciation Tax ("LAT") payable in consequence of the disposal by the subsidiary of its property interests owned as at 31st December, 1995. As at 30th June, 2001, the Company had contingent PRC Income Tax and LAT liabilities of HK$16 million (2000 — HK$28 million) and HK$21 million (2000 — HK$37 million) respectively in relation to certain investment properties of the subsidiary upon a revaluation of these properties at 30th June, 2001. However, the directors of the subsidiary have no current intention to dispose of these properties.

(g) Pursuant to the terms of Fixed Telecommunications Network Services licence granted to the Group on 16th February, 2000, there were contingent liabilities in respect of performance bond guaranteed by a bank on behalf of a subsidiary of the Group amounting to HK$19 million as at 30th June, 2001 (2000 — HK$40 million).

38 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and Henderson Development Limited and its subsidiaries are as follows:

	The Group	
	2001	2000
	HK$'000	HK$'000
Loan arrangement fee (note i)	**343,272**	382,691
Building construction income (note ii)	**32,006**	45,013
Building management service income (note ii)	**38,598**	37,332
Rental commission income (note iii)	**7,982**	7,678
Other interest expense (note iv)	**157,541**	91,890
Payment for purchase of other investments (note v)	**12,400**	—

38 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(a) Transactions with fellow subsidiaries (cont'd)

Notes:

(i) Loan arrangement fee is calculated on the balances outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate ("HIBOR").

(ii) Building construction income represents cost reimbursements plus certain percentage thereon as service fees and building management service income is calculated on a cost reimbursement basis plus certain percentage of profit mark-up.

(iii) Rental commission income is calculated based on rental income earned for respective properties.

(iv) Other interest expense is calculated on the balances outstanding by reference to HIBOR.

(v) Payment for purchase of other investments is charged at the fair value of investments at the date of acquisition.

(vi) The amounts due to fellow subsidiaries at 30th June, 2001 are shown in the balance sheet.

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	The Group	
	2001	2000
	HK$'000	HK$'000
Other interest income (note i)	**65,696**	102,702
Building construction income (note ii)	**—**	14,768
Rental commission income (note iii)	**2,205**	2,185
Management fee income (note iv)	**42,767**	14,988
Professional fee income (note ii)	**26,125**	—
Other interest expense (note i)	**—**	434
Payment for acquisitions of property development rights (note v)	**900,000**	600,000

Notes:

(i) Other interest income and expense are calculated on the balances outstanding by reference to HIBOR or Hong Kong prime rates.

(ii) *Building construction income represents cost reimbursements plus certain percentage thereon as service fees and professional* fee income is calculated on a cost reimbursement basis plus certain percentage of profit mark-up.

(iii) Rental commission income is calculated based on rental income earned for respective properties.

(iv) Management fee income is charged pursuant to the terms of agreement signed between the Group and the associates and jointly controlled entities.

(v) Payment for acquisition of property development rights is charged pursuant to the terms of agreement signed between the Group and the associate.

(vi) The amounts due to/from associates and jointly controlled entities at 30th June, 2001 are set out in note 13 and 14 respectively.

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented a trust fund managed by the directors of the Group are as follows:

	The Group	
	2001	2000
	HK$'000	HK$'000
Building construction income (note i)	**120,540**	157,800
Rental commission income (note ii)	**1,591**	2,974
Sales commission income (note ii)	**3,830**	8,878

Notes:

(i) *Building construction income represents cost reimbursements plus certain percentage thereon as service fees.*

(ii) Rental commission income and sales commission income is calculated based on rental income earned for and proceeds from the sale of respective properties.

39 DIRECTORS' REMUNERATION

(a) Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:—

	The Group	
	2001	2000
	HK$'000	HK$'000
Executive directors		
Fees	**940**	940
Other emoluments:		
Basic salaries, housing and other allowances and benefits in kind	**35,546**	34,827
Pension scheme contributions	**1,297**	1,175
Discretionary bonuses	**23,968**	24,799
	61,751	61,741
Non-executive directors		
Fees	**140**	140
Other emoluments:		
Basic salaries, housing and other allowances and benefits in kind	**3,000**	3,000
	3,140	3,140
Independent non-executive directors		
Fees	**240**	240
Others	**250**	—
	490	240

(b) The number of directors whose remuneration fell within designated bands are as follows:—

	The Group	
	2001	2000
Remuneration bands:	Number of Directors	Number of Directors
HK$		
Nil — 1,000,000	**5**	6
2,500,001 — 3,000,000	**1**	1
3,000,001 — 3,500,000	**4**	3
3,500,001 — 4,000,000	**2**	1
4,000,001 — 4,500,000	**1**	1
4,500,001 — 5,000,000	**—**	1
5,000,001 — 5,500,000	**1**	1
5,500,001 — 6,000,000	**—**	1
6,000,001 — 6,500,000	**1**	—
7,000,001 — 7,500,000	**—**	1
8,000,001 — 8,500,000	**2**	1
11,500,001 — 12,000,000	**1**	—
13,500,001 — 14,000,000	**—**	1

40 SENIOR MANAGEMENT REMUNERATION

Of the five individuals with the highest emoluments, four (2000 — four) of them are directors whose emoluments are disclosed in note 39. The aggregate of the emoluments in respect of the other one (2000 — one) individual are as follows:—

	The Group	
	2001	2000
	HK$'000	HK$'000
Salaries and other emoluments	**4,240**	2,109
Discretionary bonuses	**1,500**	5,128
Retirement scheme contributions	**157**	80
	5,897	7,317

41 ULTIMATE HOLDING COMPANY

The directors consider that the ultimate holding company at 30th June, 2001 to be Henderson Development Limited, incorporated in Hong Kong.

42 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year's presentation.

Principal Subsidiaries

at 30th June, 2001

All principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. Details of principal subsidiaries are as follows:—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT				
(i) Incorporated and operates in Hong Kong				
Avion Investment Limited	3,000,000	1	100	—
Bauer Investment Limited	500	100	100	—
Billion Joy Development Limited	10,000	1	100	—
Billion Nice Development Limited	2	1	—	100
Billion Talent Development Limited	2	1	—	100
Bothluck Development Limited	10,000	1	100	—
Bottcher Investment Limited	20,000	100	—	100
* Bright Trade Development Limited	1,000	1	—	100
* Camleigh Investment Limited	100,000+	10	100	—
* Camleigh Investment Limited	2++	10	—	—
* Camleigh Investment Limited	40,000+++	100	100	—
* Camus Investment Limited	1,000	100	100	—
* Capital Leader Development Limited	2	1	—	100
Cheerbest Development Limited	2	1	—	100
Chest Point Development Limited	2	1	—	100
* Citigood Development Limited	2	1	—	100
Cititeam Development Limited	2	1	—	100
Crown Truth Limited	100	1	—	80
* Daren International Limited	2	1	—	100
Dashtrend Investment Limited	2	1	—	100
* Dili Investment Limited	500	100	100	—
* Dragon Pacific Development Limited	10	1	—	70
Dupple Investment Limited	30,000	100	100	—
Easy Ring Limited	2	1	—	100
* Egeria Investment Limited	100,000	100	100	—
* Evercot Enterprise Company, Limited	500+	100	100	—
* Evercot Enterprise Company, Limited	2++	100	—	—
Fairich Development Limited	2	1	—	100
Fleetman Investment Limited	1,000	1	—	70
Ford World Development Limited	2	1	—	100
* Fordmax Development Limited	2	1	100	—
Fortune Base Development Limited	10,000	1	100	—
Fortune Jet Development Limited	1,000	1	—	100
Fortune Year Development Limited	2	1	—	100
Full Gain Investment Limited	2	1	—	100
Gain Base Development Limited	1,000	1	—	75
* Gain Glory Development Limited	10,000	1	—	100
* Gain Million Development Limited	2	1	—	100
Gallund Investment Limited	20,000	100	—	100
Gentfair Development Limited	10,000	1	100	—
Gentworld Development Limited	1,000	1	—	100

Principal Subsidiaries (cont'd)

at 30th June, 2001

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT (cont'd)				
Gesund Investment Company Limited	2	100	—	100
Glory Hero Development Limited	3,000,000	1	—	100
Glory Jade Development Limited	1,000	1	—	100
* Good Extend Development Limited	2	1	—	100
Goodmake Enterprises Limited	10,000	1	—	100
Grand Max Development Limited	10,000	1	100	—
* Grand Talent Development Limited	2	1	100	—
Great Chase Development Limited	2	1	—	100
* Harvest Rise Development Limited	2	1	—	100
* Heyield Estate Limited	100	1	—	80
* Hintmax Development Limited	2	1	—	100
* Join Fortune Development Limited	100+	1	100	—
* Join Fortune Development Limited	2++	1	—	—
Jonesworld Investment Limited	2	1	—	100
Juliyam Limited	2	1	—	100
Kinsan Development Limited	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* Kowatex Investment Limited	10,000	1	—	100
* Kwong Kay Investment Company Limited	2	1	100	—
* Kwong Kay Investment Company Limited	10,000**	100	100	—
Land Profit Development Limited	1,000	1	—	100
Landrise Development Limited	2	1	—	100
Liketon Investments Limited	100	1	—	100
* Long Gain Development Limited	1,000	1	—	100
Long Honest Development Limited	1,000	1	—	100
* Lucky Million Development Limited	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
Main Choice Development Limited	1,000	1	—	100
Main Plan Development Limited	2	1	—	100
* Man Woo Development Company, Limited	30,000	100	100	—
Max Choice Development Limited	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* Millap Limited	2	1	100	—
Million Land Development Limited	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
Nasmyth Investment Limited	2	1	100	—
* Nation Million Development Limited	2	1	—	100
* New Cheer Development Limited	1,000	1	—	100
Newteam Development Limited	2	1	—	100
New Market Development Limited	2	1	—	100
* Ohtori Investment Limited	2	1	100	—
* Onfine Development Limited	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* Pioneer Land Development Limited	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
Profit Max Development Limited	2	1	—	100

Principal Subsidiaries (cont'd)

at 30th June, 2001

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT (cont'd)				
* Profit System Development Limited	2	1	—	100
Profit Top Development Limited	1,000	1	—	100
* Quanley Investment Limited	10,000	100	100	—
Racine Investment Limited	4	100	—	75
Reeltack Investment Limited	30,000	100	—	100
* Rich Chase Development Limited	2	1	—	100
Rich Silver Development Limited	2	1	—	100
Rightlane Investment Limited	2	1	100	—
Rise Top Development Limited	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
Scanbright Investment Limited	1,000	1	—	100
Sereal Investment Limited	10,000	1	100	—
Sharon Development Limited	2	1	—	100
* Shung King Development Company Limited	2+	1	100	—
* Shung King Development Company Limited	20,000**	100	100	—
* Shung King Development Company Limited	2++	1	—	—
* Smart Bright Development Limited	100	1	—	60
Smart Fortune Development Limited	10,000	1	—	100
* Smart Gain Development Limited	2	1	—	100
Smart Success Enterprises Limited	10,000	1	—	100
Spreadfaith Investment Limited	10,000	1	100	—
Star Flight Company Limited	2	1	—	100
Success Century Development Limited	2	1	—	100
Success Crown Development Limited	2	1	—	100
* Success Path Development Limited	2	1	—	100
* Super Asset Development Limited	2	1	—	100
* System Link Development Limited	2	1	—	100
* Team Glory Development Limited	10	1	—	80
* Timetron Development Limited	2	1	—	100
Topline Development Limited	10,000	1	100	—
Top Castle Properties Limited	100	1	—	100
* Top Mighty Development Limited	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
Victory Well Development Limited	2	1	—	100
Vignette Investment Limited	2	1	—	100
* Wealth Team Development Limited	1,000	1	—	90.10
Widetrend Development Limited	10,000	1	100	—
Win Target Development Limited	100	1	—	60

(ii) Established and operates in the PRC	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries
* Beijing Gaoyi Property Development Co., Ltd.	US$8,400,000	—	70 @
* Beijing Henderson Properties Co., Ltd.	RMB655,000,000	—	100 @
* Boham Estate (Shenzhen) Co., Ltd.	US$9,560,000	—	100
* Dongguan Heng Jun Plaza Development Ltd.	HK$15,429,190	—	70 @

Principal Subsidiaries (cont'd)

at 30th June, 2001

	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT (cont'd)			
* Dongguan Zhangheng Commercial Housing Development Co., Ltd.	RMB19,069,725	—	70
#* Fangcun Henderson Property Development Ltd.	RMB211,650,140	—	100 @
* Gain Year Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
#* Guangdong Jiaxing Real Estate Co., Ltd.	HK$148,845,677	—	100 @
#* Guangzhou Guang An Property Development Ltd.	US$17,947,550	—	62 @
#* Guangzhou Guang Hung Property Development Limited	US$16,393,165	—	72 @
* Guangzhou Guang Nam Property Development Limited	RMB125,969,120	—	68.40 @
* Guangzhou Hengguo Real Estate Development Co., Ltd.	HK$61,150,866	—	80
#* Guangzhou Jian Heng Property Development Ltd.	US$17,000,000	—	100 @
#* Guangzhou Jiejun Real Estate Development Co., Ltd.	HK$310,000,000	—	100 @
#* Guangzhou Jietong Real Estate Development Co., Ltd.	HK$184,000,000	—	95 @
* Jetgood Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
* Jonescorp Estate (Shenzhen) Ltd.	US$4,360,000	—	100
* Perfect Top Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
* Shanghai Henfield Properties Co., Ltd.	US$26,843,216	—	99
* Shanghai Heng Cheng Real Estate Development Co., Ltd.	US$33,340,000	—	85
* Shanghai Hengji Real Estate Development Co., Ltd.	US$3,734,015	—	75 @
* Shanghai Henglong Real Estate Development Co., Ltd.	US$1,652,071	—	75 @
* Shanghai Hengping Real Estate Development Co., Ltd.	US$3,393,525	—	75 @
* Shanghai Hengrui Real Estate Development Co., Ltd.	US$1,795,219	—	75 @
* Shanghai Hengtai Real Estate Development Co., Ltd.	US$6,540,401	—	75 @
* Shanghai Hengwan Real Estate Development Co., Ltd.	US$5,653,580	—	75 @

The company name in English is a direct translation of its registered name in Chinese.

@ *These represent the profit sharing percentage in the respective subsidiaries.*

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(B) PROPERTY INVESTMENT				
* Bestguard Investment Limited	2	1	—	100
* Bloomark Investment Limited	2	1	—	100
* Bour Investment Limited	2	100	—	100
* Bour Investment Limited	1,000**	100	—	100
* Brilliant Wealth Investment Limited	1,000	1	—	100
* Capital Way Investment Limited	10,000	1	—	100
Century Nice Development Limited	2	1	—	100
* Chinacore Industrial Limited	10	1	—	100
* Choiform Limited	10,000	1	72.80	—
* Choiform Limited	10,000**	1	72.80	—
* Citiluck Development Limited	1,000	1	—	100
Conradion Limited	3,000,000	1	—	100
Daily Crown Development Limited	2	1	—	100
* Davenport Investment Limited	2	1	100	—
Dekker Investment Limited	2	1	—	100
Dekker Investment Limited	2**	1	—	100
* Deland Investment Limited	2	100	100	—
* Dillinger Investment Limited	2	1	—	100
* Dillinger Investment Limited	2**	1	—	100
Dragon Court Estate Limited	2	1	—	100
* Ease Success Development Limited	2	1	100	—
Easefine Development Limited	2	1	—	100
Easeluck Development Limited	2	1	—	100
Faith Limited	2	1	—	100
Fordwise Development Limited	1,000	1	—	100
* Gain Global Development Limited	1,000	1	—	100
Gain Super Development Limited	2	1	—	100
Genato Investment Limited	2	1	—	100
Glory Good Development Limited	1,000	1	—	100
Golden Dragon Development Company, Limited	12,200	100	—	100
Harzone Limited	1,000	1	100	—
Hung Shun Investment Company Limited	20,000	100	—	100
Isherwood Investment Limited	2	1	—	100
Jekyll Investment Limited	2	1	—	100
* Landrich Development Limited	1,000	1	—	100
Lucky Crystal Development Limited	2	1	100	—
* Mingsway Limited	2	1	—	100
Quentin Investment Limited	10,000	1	—	100
Strong Bright Technology Limited	10,000	1	—	100
Tech Fortune Development Limited	1,000	1	—	100
Union Fortune Development Limited	10,000	1	—	94.40
Vansittart Investment Limited	2	1	—	100
* Victory City Enterprises Limited	2	1	—	100
* Wichita Investment Limited	1,000	1	—	100
* Winjoy Development Limited	2	1	100	—
Winner Top Development Limited	2	1	100	—

Principal Subsidiaries (cont'd)

at 30th June, 2001

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(C) FINANCE				
* China Property Finance Limited	2	1	—	100
Hardon International Finance Limited	10	1	—	60
* Hency Finance Limited	2	1	—	100
* Henderson Cyber Finance Limited	2	1	—	100
* Henderson (China) Finance Limited	10,000	1	—	100
Henderson International Finance Limited	250,000	100	100	—
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	—	100
Henderson Investment Credit (1997) Limited	2	1	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (1997) Limited	2	1	100	—
Henderson Land Credit (2000) Limited	2	1	100	—
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
* Henderson Land International Credit (Cayman Islands) Limited (incorporated and operates in the Cayman Islands)	2	US$1	100	—
* Henderson Land Treasury (Cayman Islands) Limited (incorporated and operates in the Cayman Islands)	2	US$1	100	—
* Henderson Land Treasury (Cayman Islands) Limited (incorporated and operates in the Cayman Islands)	—	JPY10,000,000,000 (Note a)	—	—
Henderson Property Finance Limited	2	1	100	—
* Henderson Real Estate Finance Limited	2	1	100	—
* Henland Finance Limited	2	1	100	—
* Hiram Assets Limited (incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Post East Finance Company Limited	2	1	100	—
Reneco International Limited	2	1	—	100
Sinogood Finance Company Limited	100	1	—	90
Wealth Prospect Finance Limited	100,000	1	—	100

Principal Subsidiaries (cont'd)

at 30th June, 2001

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(C) FINANCE (cont'd)				
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	2	US$1	100	—
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	126,677,935+++	US$1	100	—

Notes:

(a) This represents the principal amount of a guaranteed bond bearing interest at 3.5% redeemable in 2002.

	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(D) CONSTRUCTION				
E Man Construction Company Limited	50,000	100	100	—
Heng Tat Construction Company Limited	2	100	100	—
(E) PROPERTY MANAGEMENT				
Beverly Hill (Estate Management) Limited	2	1	—	100
Fanling Centre (Management) Limited	2	1	—	100
Flora Plaza Management Limited	10	1	—	60
Goodwill Management Limited	2	1	—	100
Hang On Estate Management Limited	2	1	—	100
Hang Yick Properties Management Limited	1,000	100	100	—
* Hansen (China) Property Management Company Limited (incorporated in Hong Kong and operates in the PRC)	2	1	—	100
Metro City Management Limited	2	1	—	100
Sheung Shui Centre Management Limited	2	1	—	100
Sunshine City Property Management Limited	2	1	—	100
Well Born Real Estate Management Limited	2	1	100	—
(F) INVESTMENT HOLDING				
(i) Incorporated and operates in Hong Kong				
Ace Winner Development Limited	2	1	—	100
Capital Gold Development Limited	2	1	—	100
China Investment Group Limited	300,000	1,000	—	64.06
Citiright Development Limited	2	1	100	—
Disralei Investment Limited	2	1	—	100
Disralei Investment Limited	1,000**	1	—	100
Goodmark Development Limited	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
Henderson Investment Limited	2,817,327,395	0.20	—	73.34
Linden Development Limited	10,000	1	85	—

Principal Subsidiaries (cont'd)

at 30th June, 2001

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(F) INVESTMENT HOLDING (cont'd)				
Macrostar Investment Limited	2	1	—	100
* Main Eagle Limited	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
Nation Team Development Limited	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
Shiu Kien Development Company Limited	1,500	1	—	94.40
Shiu Kien Development Company Limited	150,000**	100	—	94.40
Winner Glory Development Limited	2	1	—	100
Wiselin Investment Limited	2	1	—	100
(ii) Incorporated and operates in the British Virgin Islands				
Bonstar Limited	1	US$1	—	100
* Citimax Investment Limited	1	US$1	—	100
Felix Technology Limited	1	US$1	—	100
Goldmark Venture Limited	1	US$1	—	100
Higgins Holdings Limited	1	US$1	—	100
Kingsview International Limited	1	US$1	—	100
Midlink Pacific Limited	1	US$1	—	100
Multiglade Holdings Limited	1	US$1	—	100
Newspeed Technology Limited	1	US$1	—	100
Newmarket International Limited	10	US$1	—	100
Parson Investment Limited	1	US$1	—	100
Podar Limited	1	US$1	—	100
Ranko Investment Limited	1	US$1	—	100
Rejoice Investments Limited	1	US$1	—	100
* Senway Technology Limited	1	US$1	—	100
St. Helena Holdings Co. Limited	3	US$1	—	100
Threadwell Limited	1	US$1	—	100
Topgoal Limited	1	US$1	—	100
(iii) Incorporated in the British Virgin Islands and operates in Hong Kong				
Jetsome Limited	1	US$1	—	100
Midlink Limited	1	US$1	—	100
(iv) Incorporated in the Cayman Islands and operates in Hong Kong				
* Henderson Cyber Limited	5,000,000,000	0.1	—	66.67

Principal Subsidiaries (cont'd)

at 30th June, 2001

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(F) INVESTMENT HOLDING (cont'd)				
(v) Incorporated in Singapore and operates in the PRC				
Sin Cheng Holdings Pte Ltd	1,200,000	S$1	—	66
(vi) Incorporated in Bermuda and operates in the PRC				
* Henderson China Holdings Limited	496,776,205	1	—	58.53
(vii) Incorporated in Hong Kong and operates in the PRC				
* Hang Seng Quarry Company Limited	10,000	1	64	—
* Harbour Alliance Limited	10,000	1	—	55
* Henfield Properties Limited	10,000	1	—	60
* Ranki Development Limited	2	1	—	100
* Shellson International Limited	100	1	—	75
(G) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100
(H) HOTEL AND SERVICE APARTMENT MANAGEMENT AND OPERATION				
Gold Eagle Management Limited	2	1	—	100
* Hector Investment Limited	1,000	100	100	—
Henderson Hotel Management Limited	2	1	—	100
Newton Hotel Hong Kong Limited	2	1	—	100
Newton Hotel Kowloon Limited	2	1	—	100
Newton Inn (North Point) Limited	2	1	100	—
(I) PROFESSIONAL SERVICE				
Megastrength Security Services Company Limited	10,000	1	—	100
Megastrength Security Services Company Limited	400+++	1	—	—
(J) MANAGEMENT AND AGENCY SERVICES				
* Henderson (China) Real Estate Agency Limited	2	1	—	100
Henderson Property Agency Limited	200,000	1	—	100
* Henderson Real Estate Agency Limited	2	100	100	—
* Sheenlex Development Limited	2	1	—	100
(K) INFRASTRUCTURE				
(i) Incorporated and operates in Hong Kong				
* Benson Industries Limited	2	1	—	100

Principal Subsidiaries (cont'd)

at 30th June, 2001

	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries
(K) INFRASTRUCTURE (cont'd)			
(ii) Incorporated and operates in the PRC			
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	49
Ningbo Raytek Highway Development Company Limited	RMB96,000,000	—	39
Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	39
Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	39
Tianjin Wanqiao Development Company Limited	RMB20,000,000	—	70
Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	70

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(L) INFORMATION TECHNOLOGY				
* Eastar Technology Limited	35,000,000	1	—	92.20
* Future Home Limited	2	1	—	100
* Henderson Data Centre Limited	2	1	—	100
* iCare.com Limited	2	1	—	100

* *Companies audited by KPMG*
** *Non-voting deferred shares*
+ *A Shares*
++ *B Shares*
+++ *Preference Shares*

The above list gives the principal subsidiaries of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Associates

at 30th June, 2001

Details of principal associates are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Listed			
The Hong Kong and China Gas Company Limited	—	33.34	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	—	30.98	Ferry operation
Miramar Hotel and Investment Company, Limited	—	39.53	Hotel operation
Unlisted			
Best Homes Limited	40	—	Property development
Booneville Company Limited	50	—	Operation of restaurants
Country Link Enterprises Limited	—	28.75	Investment holding
Feswin Investment Limited	—	50	Investment holding
Harvest Development Limited	—	50	Property development
Lane Success Development Limited	—	50	Property development
Lucky Country Development Limited	—	50	Property investment
Mandy Investment Company Limited	—	50	Property development
Maxon Investment Limited	—	25	Property investment
Perlin Development Limited	—	50	Investment holding
Quickcentre Properties Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Shanghai Heng Chang Real Estate Development Co., Ltd. (established and operates in the PRC)	—	49	Property development
Shinning Worldwide Limited (incorporated and operates in the British Virgin Islands)	—	45	Investment holding
Star Play Development Limited	—	33.33	Property investment
Sweet View Properties Limited	—	20	Property investment
Triple Wide Company Limited	—	33.33	Investment holding
UEX Beijing Holding Co. Limited	—	44.45	Investment holding
Win Harbour Investment Limited	33.33	—	Investment holding

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Jointly Controlled Entities

at 30th June, 2001

Details of principal jointly controlled entities are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre (established and operates in the PRC)	—	50	Retailing
Billion Ventures Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Cheuk Kwan Company Limited	—	50	Property development
Central Waterfront Property Investment Holdings Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Daily Win Development Limited	—	25	Property investment
Everise (H.K.) Limited	—	50	Investment holding
Happy Profit Investment Limited	—	50	Property development
Jade Land Resources Limited	—	25	Property development
Lucky Gain Development Limited	50	—	Property development
NSW (Holdings) Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Newfoundworld Holdings Limited	—	20	Property development
Pacific Jumbo Development Limited	—	50	Property development
Perfect Luck Enterprises Limited	—	50	Property development
Prime Champ Limited	—	50	Property development
Pure Jade Limited	—	20	Property development
Sky Fair Limited	—	50	Property development
Topcycle Development Limited	—	50	Property development
Waldorf Realty Limited	25	—	Property development
Yieldway International Limited	—	50	Property development

The above list gives the principal jointly controlled entities of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

The overall performance of the Group will be contributed from the Group's property development activities, growing rental income and steady profit contribution from its listed associates.

集團之整體業績將繼續源自集團的物業發展業務，持續增長之租金收益及聯營上市公司穩定之盈利貢獻。


國際金融
中心二期

此剪貼圖片顯示由集團持有36.17%權益之國際金融中心項目，總樓面面積約為4,477,000平方呎。位處機場鐵路香港站之上蓋，整個項目包括已建成之國際金融中心一期及其相連之國際金融中心購物商場（南座），及正在興建中之國際金融中心二期及連接之購物商場（北座）以及四海酒店部份。


國際金融
中心一期
國際金融中心一
香港四季酒店

業務回顧

業務檢討

報告及摘要

財務報表

2001 財政年度回顧

2001 財政年度上半年 (2000 年 7 月 - 2000 年 12 月)








Central Waterfront Property Development Limited





① 恒基數碼科技有限公司於創業板首次公開招股及上市

② 集團佔 36.17% 之國際金融中心一期 - 港幣 70 億元 6 年期定期貸款合同簽署

③ 集團佔 63.35% 之輝煌豪園 (香港) 落成

④ 集團佔 36.17% 之國際金融中心二期 (香港) - 八十八層大樓上蓋開始興建

⑤ 集團佔 50% 之半島豪庭 (九龍) 落成

⑥ 千色店第 6 間新分店在新都城中心二期 (新界) 開幕

2001 財政年度回顧(續)

2001 財政年度下半年(2001 年 1 月 - 2001 年 6 月)









① 集團佔 50% 之寶華軒 (香港) 落成

② 集團佔 80% 之金都豪苑 (九龍) 落成

③ 集團佔 58.53% 之恒寶華庭 (廣州) 落成

④ 集團購入及佔 62.23% 之西灣河地盤 (香港)

董事局主席報告

主席兼總經理－李兆基博士



本人謹向各股東報告：

營業額及盈利

本集團截至二零零一年六月三十日止年度除税及少數股東權益後之綜合盈利，為港幣四十三億九千四百萬元，較上年度減少百分之二十五。營業額為港幣九十一億六千九百萬元，較上年度減少百分之四十六。

股息

董事局現建議派發末期股息每股港幣五角五仙予二零零一年十二月十日登記在公司股東名冊內之股東。連同已派發之中期股息每股港幣五角五仙，全年共派股息每股港幣一元一角，比較上年度股息減少百分之二十九。股息單將於二零零一年十二月十二日或以前寄送各股東。

業務檢討

物業市道

本港經濟於二零零零年尚算穩定，但踏入二零零一年，因環球經濟開始放緩，雖然本港跟隨美國多次減息及政府推出一連串穩定樓價措施，均未能提高市民置業意慾，樓市交投數量比去年稍遜。猶幸集團於期內充份掌握市場形勢，採取靈活銷售策略，全年售出住宅單位連同代售合共二千九百六十伙，樓價總值約為港幣九十二億元。

董事局主席報告(續)

建成地盤

本年度集團有下列六個地盤建成入伙，自佔樓面共約一百二十九萬平方呎：

地盤位置	地盤面積(平方呎)	樓面面積(平方呎)	用途	本集團所佔權益(%)	本集團所佔權益樓面面積(平方呎)
1 西摩道3號「輝煌豪園」	17,636	185,295	商住	63.35	117,384
2 港島半山堅道117號「寶華軒」	12,595	101,890	住宅	50.00	50,945
3 紅荔道8號(九龍內地段11084)「半島豪庭」	162,246	1,478,552	住宅/服務式公寓	50.00	739,276
4 馬頭角道28號「金都豪苑」	20,000	183,344	商住	80.00	146,675
5 彌敦道579號「彌敦道579號」	2,205	26,615	商業	100.00	26,615
6 屯門屯安里1號(屯門市地段377餘段)「疊茵庭第七至九座」	288,197	276,127	住宅	75.01	207,123
					1,288,018

土地儲備

集團期內增添下列地盤：

地盤位置	地盤面積(平方呎)	樓面面積(平方呎)	用途	本集團所佔權益(%)	本集團所佔權益樓面面積(平方呎)
1 西灣河碼頭廣場，內地段8955	131,320	1,368,418	住宅	62.23	851,567
2 荷里活道106-116號及平安里1A號	7,464	63,445	商住	100.00	63,445
					915,012


每年建成樓面面積
樓面面積(百萬平方呎)
0
1
2
3
4
5
6
97
98
99
00
01
財政年度

董事局主席報告（續）

期內集團新購兩個地盤自估樓面約共九十二萬平方呎。另三幅位於黃竹坑、新蒲崗及官塘之工業用地於期內獲城規會批准改作商業用途，可建發展自佔樓面共約四十七萬平方呎。另屬下之中華煤氣有限公司持有之馬頭角道煤氣南廠，地盤面積約十三萬平方呎，於期內亦獲城規會改作住宅（戊類）用途，可作商/住8.5倍地積比率，發展約為一百一十萬平方呎樓面之住宅。本集團於年結日擁有土地儲備自佔樓面共約二千一百三十一萬平方呎，包括發展物業、收租物業、酒店及應佔各聯營公司之權益。此外，集團於年結日擁有農地約二千三百三十萬平方呎，將按市場情況分階段申請更改土地發展用途。

收租物業

集團全年度租金收入約為港幣十九億六千萬元，比去年同期增加百份之二十七。年度內雖然本地經濟受全球性經濟放緩影響，但因集團大部份商場均位於新市鎮中心，而人口繼續增長，故租金穩定。而主要大型商場及寫字樓亦錄得滿意之出租率。其中，於上年度落成之新都城二期及三期商場共有樓面約共一百二十萬平方呎，主要租客之免租期經已於二零零一年起陸續屆滿，使集團之租金收入有顯著增長。於年結日，集團自佔收租物業樓面達六百三十萬平方呎。


恒基兆業地產集團架構圖
於2001年10月4日市值
恒基兆業地產有限公司：港幣450億元
集團7間上市公司：港幣1,220億元
恒基兆業地產有限公司
（投資控股，物業發展及投資，建築，財務，項目及物業管理）
73.34%
58.53%
恒基兆業發展有限公司
（投資控股，物業發展及投資，零售，酒店及策略性證券投資）
恒基中國集團有限公司
（物業發展及投資，項目及物業管理，財務及資訊科技投資）
35.69%
66.67%
41.09%
30.98%
香港中華煤氣有限公司
（管道煤氣供應及配氣）
18.05%
恒基數碼科技有限公司
（互聯網，電訊，高科技服務及資訊科技投資）
美麗華酒店企業有限公司
（酒店及物業投資）
香港小輪（集團）有限公司
（物業發展及投資，旅遊，酒店業務，貿易及服務性業務）

（所有持股量之百分比均為2001年10月4日之數字）

董事局主席報告（續）

恒基兆業發展有限公司（「恒發」）

（本集團於年結日持有該上市附屬公司73.34%權益）：截至本年六月三十日止之財政年度，盈利為港幣十九億七千八百萬元，較上年度增加百份之二十三。主要由於租金收入較上年增加百份之十七，香港及九龍麗東酒店在期內的平均入住率較去年略升至87%，而房價亦較去年微升。屬下千色店增設第六間分店，整體業績理想。期內出售部份之策略性投資及投資於國內多條收費橋樑和公路項目之收益，均為集團帶來滿意之回報。而各上市之聯營公司均有良好表現。期內集團曾提出動用港幣約十九億七千萬元以全面收購美麗華酒店企業有限公司之所有股份權益以擴大集團之投資基礎，惟因未能於期限前接獲足夠之接納股份，只能在市場購入，將持股量提升至年結日之39.53%。

香港中華煤氣有限公司（「中華煤氣」）

（於年結日，恒發持有該聯營公司33.34%）：截至本年六月三十日止之中期盈利約為港幣十七億元，較上年度同期增長6.7%，用戶數目超過一百三十六萬個。在能源業務方面，隨着內地對天然氣發展之重視，該集團正積極拓展內地燃氣業務，並於本年六月投資蘇州工業園區港華燃氣有限公司45%之權益；同時，全資擁有之易高環保能源有限公司正積極在本港參與石油氣加氣站業務。另外，亦參與多個大型的商業及住宅發展項目，其中包括機場鐵路香港站上蓋—國際金融中心一期及正在興建中之二期寫字樓、酒店及商場（佔15%權益），租售中之九龍京士柏山豪宅項目（佔45%權益）及港島西灣河碼頭廣場可建逾一百三十萬平方呎樓面面積之住宅發展用地（佔50%權益）。此外，其馬頭角南廠地盤向城規會申請由商業用途改為住宅用途之計劃亦有良好進展，將可興建超過一百一十萬平方呎之住宅樓面面積。於二零零一年八月，該公司以約港幣三十五億三千萬元向股東回購約三億六千四百萬股股份，有利改善日後之資本回報率及每股盈利，此舉亦導致集團之附屬公司恒發於中華煤氣之持股權益由33.34%增至35.64%。

香港小輪（集團）有限公司（「香港小輪」）

（於年結日，恒發持有該聯營公司30.98%）：截至本年六月三十日止之中期盈利約為港幣二億五千八百萬元，較上年度同期增加132%。自去年初停止經營載客渡輪業務，目前三個主要營運業務為「地產發展及投資」、「汽車渡輪、船廠及相關業務」及「旅遊及酒店業務」。其中為公司帶來主要溢利之大角咀道201號重建計劃第一期之上蓋建築工程進展順利，第二期亦經已展開。此公司持有之其他貴重發展地盤，正處於不同準備階段有待發展，將為日後帶來穩定收益。

美麗華酒店企業有限公司（「美麗華」）

（於年結日，恒發持有該聯營公司39.53%）：截至二零零一年三月三十一日止年度之盈利為港幣一億八千五百萬元，較上年度增加14%。旗下收租物業繼續提供穩定收益，美麗華商場維持95%以上的平均出租率，而美麗華酒店商場之租金收入也持續上升，惟美麗華大廈寫字樓的出租率雖有增長，租金水平卻受制於整體市場壓力，以致租金收入下

土地儲備及投資物業用途分類


4%
45%
11%
19%
21%
住宅
商舖
寫字樓
工貿／工業
酒店／服務式住宅

董事局主席報告（續）

降。酒店全年入住率達88%，平均房價較去年同期上升16%。其餐飲及旅遊業務雖持續受本地通縮情況影響，但業績已續見改善。

恒基中國集團有限公司*（「恒基中國」）*

（本集團於年結日持有該上市公司58.53%權益）：截至本年六月三十日止之財政年度，盈利為港幣一億六千八百萬元，較上年度增加15%。期內建成位於廣州長壽路地鐵站上蓋的大型商住項目，樓面合共約二百二十四萬平方呎，由本年二月開始預售以來，反應熱烈。較早前投入天津安居工程第一期之資金亦於本年度內連利潤一併收回，第二期投資計劃即將展開。截至年結日，公司擁有之出租物業面積約一百六十四萬平方呎，中國在短期內加入世貿帶來之商機及北京申奧成功對國內經濟之正面刺激，預期將增加公司租金收益之增長潛力，從而更鞏固集團之發展前景。

恒基數碼科技有限公司*（「恒基數碼」）*

（於年結日，恒發持有該上市附屬公司66.67%權益）：自恒基數碼於去年七月透過首次公開招股在香港聯合交易所創業板上市後，本港資訊科技行業持續競爭劇烈，加上該公司之業務運作剛起步，截至本年六月三十日止年度錄得港幣八千四百萬元之虧損。期內，旗下之「名氣佳」電視上網機頂盒、互聯網服務及內容供應商之用戶數目已增逾145,000個。在其他業務方面亦因應市場變化而審慎地按既定目標推進。恒基數碼所擁有之充裕資金及商業網絡，均有助其業務在日後取得較佳表現。

土地儲備及
投資物業地區分類


23%
41%
36%
香港島
九龍
新界

展望

美國遭恐佈突擊事件，引致全球經濟短期內受到不良之影響，幸而中國經濟至今仍保持穩定增長，二零零八年北京主辦奧運亦將有大量基礎建設進行，使經濟進一步擴張，而中國將加入世界貿易組織，不斷開放市場對經濟連帶有促進作用，為香港帶來不少商機。

政府於今年公佈的一連串房地產政策均有助穩定樓價，尤以停售居屋十個月及日後減少居屋供應量至每年不多於九千個，同時提供一萬二千個貸款置業名額，對發展商物業需求增加。同時，因銀行積極爭取按揭業務及利率跟隨美國九次下調，為近四十年新低，使供樓之負擔處於歷史性之低水平，提升自用買家之購買能力，另一方面，物業之租金收入多於按揭利息，亦有利投資者購入物業作投資用途。

集團於本年度計劃約有四千個新住宅單位出售，多數地盤均位於市區旺地，主要地盤包括九龍大角咀道201號港灣豪庭、九龍廣鏞街1號、香港英皇道933號及將軍澳市地段57號將軍澳中心。此外，集團擁有之油塘灣舊船廠地、沙田烏溪沙地段、上水古洞及粉嶺吳屋村等地，現正申請更改土地發展用途。在樓宇品質設計、售後及大廈管理服務方面，集團不斷致力提升樓宇之建築及服務質素，恒基樓宇已成為本港之置業者品牌。於年內旗下負責物業管理之「恒益物業管理有限公司」及「偉邦物業管理有限公司」更獲得六十項由不同機構所頒發之獎項，近期獲得之公開榮譽大獎包括香港生產力促進局之環保企業獎－物業管理榮譽金獎及香港管理專業協會

董事局主席報告（續）

之二零零一年最佳管理培訓獎－最具創意獎與優異獎等。

集團已建成之收租物業自佔樓面已達六百三十萬平方呎，其中大部份大型商場均座落或貼近鐵路網絡，對商場人流及興旺有莫大裨益，人口持續增加所產生龐大之消費力，將使集團商場租金收益有穩定增長；再加上日後國際金融中心二期建成，將更擴大集團之租金收益基礎。國際金融中心第二期處於市區中心之機鐵香港站上蓋，擁有美緻之維港海景，整個項目包括寫字樓一百九十五萬平方呎、商場五十萬平方呎、園藝花園十四萬平方呎及六星級酒店一百一十萬平方呎，酒店包括四百間豪華客房及六百間長期旅客之房間。由世界知名之四季酒店集團管理，並命名為香港四季酒店，寫字樓部份更有先進優越之建築及設計，置有最新互動科技設施，第二期寫字樓將於二零零三年底建成，而商場於二零零三年上半年開業，整個項目預計於二零零四年分期完成，本集團及屬下之中華煤氣共擁有此項目47.5%權益。

恒基中國在中國經營多年已建立鞏固地位，在國內之發展策略將能把握中國加入世貿及奧運基建所帶來之商機。恒中集團於中國各主要城市如北京、上海及廣州之旺盛地段均擁有貴重之發展地盤，已建成之收租物業可為集團帶來可觀之租金收益，而其他發展項目則按市場形勢分期發展，亦將為集團日後帶來發展之收益。

集團於今年八月中以優惠條件取得一項為期五年之五十五億港元銀團貸款，該貸款至今仍未動用。雖然集團已主動於本年九月提前取消兩項分別於二零零二年年中及二零零三年首季到期之銀團貸款共港幣七十七億五千萬元，集團仍有極充裕之長期備用資金，可隨時把握投資良機擴展業務。在中華煤氣及美麗華權益之增加，使集團之長期收益基礎進一步擴大，而各上市聯營公司均擁有貴重之發展及投資物業，現正處於不同之發展階段，亦成為集團日後穩定盈利之來源。

集團之固定收益計有毛租金收益約港幣二十億元，及主要來自各上市聯營公司之盈利約港幣十五億元。集團來年整體業績既有持續增長之租金收益及聯營上市公司穩定之盈利貢獻，亦兼備足夠之土地資源，待經濟重納升軌復甦時將使業績繼續增長。

最後，本人謹代表股東及董事局其他成員向全體員工之辛勤努力致謝。

李兆基
主席

香港，二零零一年十月四日

香港小輸
大角咀重建項目



此位於九龍大角咀船廠舊址之填海地塊，現正在興建樓面面積約1,950,000平方呎之商住綜合項目。

機場鐵路－香港站

國際金融中心一期（中環）



坐落於機場鐵路香港站之上，此為國際金融中心一期大樓高38層之甲級寫字樓，樓面面積約為780,000平方呎。此項目由集團持有36.17%權益，並已於1998年完成。目前，平均出租率保持理想。





國際金融中心購物商場－南座



此連接國際金融中心一期寫字樓（上圖）及建有樓面面積約131,000平方呎的購物商場，已成為中區另一消閒新焦點。







完成發展地盤

本集團於本年度建成入伙之地盤為:

地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益（%）	本集團所佔權益 樓面面積（平方呎）
香港					
1 西摩道3號「輝煌豪園」	17,636	185,295	商住	63.35	117,384
2 港島半山堅道117號「寶華軒」	12,595	101,890	住宅	50.00	50,945
3 紅荔道8號（九龍內地段11084）「半島豪庭」	162,246	1,478,552	住宅/服務式公寓	50.00	739,276
4 馬頭角道28號「金都豪苑」	20,000	183,344	商住	80.00	146,675
5 彌敦道579號「彌敦道579號」	2,205	26,615	商業	100.00	26,615
6 屯門屯安里1號（屯門市地段377餘段）「疊茵庭第七至九座」	288,197	276,127	住宅	75.01	207,123
					1,288,018
中國					
1 廣州市荔灣區HR-2號地段（廣州市地鐵一號線長壽路站）「恒寶華庭」	256,549	2,244,681	商場/住宅/車庫	58.53	1,313,812
2 廣東番禺沙滘島洛溪新城第七期「芳華花園－洛濤居」	898,758	1,133,763	商舖/住宅/車庫/會所	14.63	165,870
					1,479,682

恒寶華庭
廣州市荔灣區





總樓面面積：2,245,000平方呎，集團佔58.53%權益。此廣州地鐵一號線長壽路站上蓋之大型發展項目已於2001年6月完成，建有七幢高層住宅，五層高商業裙樓設有購物商場及車庫。下圖為該樓盤在本年初預售時之買家輪候情況。

開售地盤

本集團新近建成及興建中之開售地盤如下:

地盤位置	地盤面積 (平方呎)	樓面面積 (平方呎)	用途	本集團所佔權益 (%)	建築進度	完成日期或預計完成日期
香港						
1 西摩道3號「輝煌豪園」	17,636	185,295	商住	63.35	已建成	2000年12月
2 港島半山堅道117號「寶華軒」	12,595	101,890	住宅	50.00	已建成	2001年3月
3 紅荔道8號（九龍內地段11084）「半島豪庭」	162,246	1,478,552	住宅／服務式公寓	50.00	已建成	2000年12月
4 馬頭角道28號「金都豪苑」	20,000	183,344	商住	80.00	已建成	2001年4月
5 京士柏山道1-98號「京士柏山」	168,392	241,113	住宅	61.00	已建成	2000年1月
6 青山道108號「富裕居」	2,129	16,133	商住	100.00	上蓋建築中	2002年2月
7 大埔露輝路28號「淺月灣一期」	283,200	226,561	住宅	100.00	已建成	1999年3月
8 屯門屯安里1號（屯門市地段377餘段）「疊茵庭第七至九座」	228,197	276,127	住宅	75.01	已建成	2000年10月
9 大埔露屏路1號「淺月灣二期」	228,154	182,500	住宅	100.00	已建成	2000年5月

寶華軒（中環半山）



集團自佔50%權益，此幢32層高住宅大廈已於2001年3月建成及提供124個單位，總樓面面積約102,000平方呎。

輝煌豪園（中環半山）



此位於港島半山自佔63.35%權益之商住發展項目，總樓面面積約為185,000平方呎，並設有102個車位，於2000年底建成。

開售地盤（續）

地盤位置	地盤面積 (平方呎)	樓面面積 (平方呎)	用途	本集團所佔權益 (%)	建築進度	完成日期或預計完成日期
中國						
1 廣州市荔灣區 HR-2號地段（廣州市地鐵一號線長壽路站）「恒寶華庭」	256,549	1,227,527	住宅	58.53	已建成	2001年6月
2 廣東番禺沙滘島洛溪新城第八期「芳華花園－洛濤居南區」	1,689,145	2,576,058	商鋪/住宅/車庫/會所	14.63	內部裝修	2001年12月

廣東番禺沙滘島
洛溪新城第七期之
「芳華花園－洛濤居」



總樓面面積：1,134,000平方呎；集團佔14.63%權益。此項目已於2000年9月完成，而住宅物業亦幾已全部售罄。

增添土地儲備

本集團於本年度內補充本港土地儲備，所增加之發展地盤自佔可建樓面面積共約九十二萬平方呎，其中包括下列發展地盤:

地盤位置	地盤面積（平方呎）	樓面面積（平方呎）	用途	本集團所佔權益 (%)	本集團所佔權益 樓面面積（平方呎）
香港					
1 西灣河碼頭廣場，內地段8955	131,320	1,368,418	住宅	62.23	851,567
2 荷里活道106-116號及平安里1A號	7,464	63,445	商住	100.00	63,445

西灣河發展項目





此為集團在2000年底夥拍香港中華煤氣有限公司購入之新增土地，集團持有62.23%權益。此計劃興建5幢住宅大廈，總樓面面積約1,370,000平方呎。地基工程正在進行中，此項目預計於2005年完成。

發展中之項目

機場鐵路－香港站



國際金融中心二期（中環）

此乃興建中之國際金融中心第二期發展計劃，其中包括興建中之一幢88層高的甲級寫字樓及相連之購物商場（北座），以及一幢30層高的六星級酒店及一幢40層高的酒店式住宅。整個項目計劃於2004年內全部建成。








九龍
荔景
機場快綫
青衣
香港國際機場
赤鱲角
東涌綫
奧運
九龍
東涌站
香港站
大嶼山
港島

國際金融中心座落於機場鐵路香港站，位處中環商業區之心臟地帶。乘機場鐵路由中環至香港國際機場或東涌新市鎮約需30分鐘，交通非常方便。

主要地盤發展進度

從維港遠眺之「國際金融中心」景觀



英皇道913-919及929-935號



此發展項目總樓面面積約138,000平方呎，正在興建一幢31層高住宅大廈在一層商場及設有66個車位之3層停車場之上，預計於2002年底完成。

香港

1 荷里活道96-104A號／必列啫士街1-27號／城皇街15號（本集團佔100.00%）
本地盤計劃興建一幢住宅大廈，總面積約184,000平方呎。地基工程正在進行中，發展預計於2005年初完成。

2 英皇道913-919號及929-935號（本集團佔100.00%）
本地盤計劃興建一幢三十一層高住宅大廈，並設有一層商場及提供66個車位之三層停車場，總面積約138,000平方呎。上蓋工程正在進行中，發展預計於2002年底完成。

3 船塢里14-16號（本集團佔75.00%）
本地盤計劃興建一幢住宅大廈，並設有一層商舖及提供40個車位之三層停車場，總面積約85,000平方呎。地基工程經已完成。

4 黃竹坑道19-21號（本集團佔50.00%）
本地盤正在申請更改土地發展作住宅用途。

5 機場鐵路香港站發展項目（本集團佔36.17%）
該項重大之商業發展項目座落機場鐵路香港站之上，位處中環商業中心之心臟地帶，總面積約4,477,000平方呎，包括兩幢寫字樓、一幢三至四層高購物及娛樂商場、一幢提供1,000間客房之六星級酒店及酒店式住宅之綜合大廈及約140,000平方呎之露天空間。

該項目分兩期發展。南地盤發展包括提供約780,000平方呎甲級寫字樓樓面之38層高國際金融中心一期寫字樓及約131,000平方呎之國際金融中心商場。該項第一期發展已於1998年底完成。第二期之北地盤發展包括一幢樓高八十八層之寫字樓，提供約2,000,000平方呎甲級寫字樓樓面，將成為中區新海傍極具代表性之建築物，建成後將會名列世界最高大廈之第三位。該寫字樓乃由世界著名之西沙佩利建築事務所聯同許李嚴建築師有限公司設計。該超級摩天大廈之低層部份將於2002年中建成入伙，而包括十四層售予香港金融管理局之其餘層數，將於2003年底完成。位於北地盤之第二期商場將於2002年下半年完成，令總商場面積達至約640,000平方呎。

主要地盤發展進度（續）

酒店綜合發展包括三十層高六星級酒店及四十層高酒店式住宅，並由四季酒店集團負責管理。各個房間皆可盡覽海港及城市景緻，預計於2004年完成。

該發展項目將提供1,341個地庫車位，而機鐵車站及其相關之450個車位亦設於地庫中。預計全部1,791個車位可於2002年中使用。

6 西灣河碼頭廣場，內地段8955
（本集團佔62.23%）
本地盤將計劃興建五幢住宅大廈，總面積約1,370,000平方呎，並提供約500個私家車位及200個公共車位。地基工程正在進行中，發展預計於2005年完成。

九龍

7 大有街1號（本集團佔70.00%）
本地盤計劃興建一幢十八層高商業大廈，並設有一層地舖及提供80個車位之四層停車場，總面積約189,000平方呎，地基工程經已完成。

8 偉業街223號（本集團佔100.00%）
偉業街231號（本集團佔100.00%）
敬業街39號（本集團佔100.00%）
上述物業計劃與偉業街227及229合併發展，興建兩幢十九層高及一幢十八層高之商業大廈，並設有兩層商業平台及提供445個車位之兩層地庫停車場，總面積約1,091,000平方呎，而本集團所佔面積約966,000平方呎。

9 瓊林街88號及92號／永康街59號及61號
（本集團佔100.00%）
本地盤計劃興建一幢二十五層高工貿大廈，並設有一層地舖及一層地庫商舖，另有提供121個車位之三層停車場，總面積約298,000平方呎。

10 偉業街165-167號／巧明街66號
（本集團佔100.00%）
本地盤將興建一幢二十一層高商業大廈，另平台設有一層商舖及提供96個車位之三層停車場，總面積約230,000平方呎。

11 廣鏞街1-11號及2-4號／煙廠街22-30號及廣華街1C-1F號（本集團佔100.00%）
本地盤計劃興建一幢三十四層高住宅大廈，並設有四層商場及提供72個車位之四層停車場，總面積約164,000平方呎。

新界

12 將軍澳市地段57（本集團佔24.59%）
本地盤計劃興建十幢多層住宅大廈，並設有四層高商業平台及地庫停車場，總面積約2,658,000平方呎。上蓋工程正在進行中，發展預計於2004年前完成。

13 將軍澳市地段74－將軍澳地鐵站上蓋發展
（本集團佔25%）
本地盤計劃興建一幢多層住宅大廈，並設有四層商業平台，總面積約320,000平方呎，發展預計於2005年前完成。

14 將軍澳市地段66（本集團佔25.00%）
本地盤計劃興建一幢多層住宅大廈，並設有四層高商業平台，總面積約293,000平方呎。上蓋工程正在進行中，發展預計於2004年前完成。

15 屯門市地段374（本集團佔25.00%）
本地盤計劃興建七幢二十九層高住宅大廈，二層高商業平台設有商場及幼稚園，及提供1,038個車位之兩層地庫停車場，總面積約1,250,000平方呎。上蓋工程正在進行中，發展預計於2003年初完成。

元朗市地段500





此為集團佔44%權益之發展項目，計劃分四期興建16幢住宅樓宇，總樓面面積約1,140,000平方總。第一及二期上蓋工程現正進行，而第一期將於2001年底建成。整個項目則預計於2003年初完成。

主要地盤發展進度（續）

北京市朝陽區關東店2號地段



擬建總樓面面積：
約2,609,000平方呎；集團佔40.97%權益。
此地塊位於東三環以內朝陽門外。初步發展計劃擬建兩幢分別樓高三十層及三十六層之住宅大廈，其中三十六層住宅大廈座落在兩層購物商場上。建築工程預計於2002年初展開。

16 大埔市地段161（本集團佔90.10%）
本地盤計劃分期興建549間豪華花園洋房，總面積約1,164,000平方呎，並提供999個車位。第一及第二期發展之372間洋房面積約724,000平方呎，上蓋工程正在進行中，預計於2002年完成。第三期發展之177間花園洋房面積約440,000平方呎，預計於2003年底完成。

17 東涌市地段1,2及3－東涌地鐵車站發展第一期發展計劃（本集團佔20.00%）
該發展項目位於東涌市中心之新建東涌地鐵車站，項目計有十二幢住宅大廈，一間酒店，一幢寫字樓及一座購物商場，包括在2001年就位於海傍之東涌市地段3號地盤向政府購入約157,000平方呎之可增建住宅樓面，總面積約3,885,000平方呎。東涌市地段1號之8幢住宅及地段2號之購物商場及寫字樓已經完成。預計地段2號之酒店於2004年建成，而地段3號之4幢住宅及相關設施，總面積約1,196,000平方呎，將於2002年初完成。

18 粉嶺上水市地段189（本集團佔45.00%）
本地盤計劃興建兩幢三十八層高住宅大廈，並設有提供308個車位之兩層停車場，總面積約320,000平方呎。

19 元朗市地段500（本集團佔44.00%）
本地盤分四期發展，第一期計劃興建七幢十三層高住宅大廈，並設有提供245個車位之一層停車場，總面積約467,000平方呎，上蓋工程正進行中，並預計於2001年底完成。第二期計劃興建五幢十四層高住宅大廈，並提供76個車位，總面積約370,000平方呎，上蓋工程正進行中，該期發展預計於2002年底完成。第三期計劃興建兩幢十四層高住宅大廈，並提供36個車位，總面積約170,000平方呎。第四期計劃興建兩幢十四層高住宅大廈，並提供26個車位，總面積約132,000平方呎。第三及第四期之地基工程正在進行中，該兩期發展預計於2003年初完成。

中國

1 北京市朝陽區朝陽路關東店2號地段（本集團佔40.97%）
項目位於東三環以內朝陽門外。地盤佔地面積約239,357平方呎。初步擬發展兩幢主樓分別為三十層及三十六層高之住宅大廈，其中三十六層住宅大廈座落在兩層購物商場上，預計總樓面面積為2,609,032平方呎（包括地下面積548,964平方呎）。計劃住宅部份不少於地上總樓面面積之85%，其餘15%則為商舖和設施等用途。建築工程預計約於2002年初開展。

2 上海市徐匯區華山路E地塊港匯廣場（本集團佔15.14%）
本地盤面積約546,682平方呎。計劃興建一項商住綜合項目包括兩幢五十五層高辦公大樓、一幢九層高服務式住宅大廈、兩幢三十四層高住宅大廈、一座購物商場及三層地下車場，預計總樓面面積約4,628,860平方呎。發展預計分期興建完成，第一期已於1999年底全部完成。

3 上海市靜安區南京西路北側688號地塊（本集團佔49.75%）
本地盤面積約110,342平方呎。擬發展之項目包括在一座三層高購物商場上興建一幢二十五層高住宅大廈及一幢二十五層高住宅／辦公大樓，預計總樓面面積約867,704平方呎。該地盤之拆卸工程已完成，發展將會延期開展。

4 上海市閘北區老滬太路201號（本集團佔43.90%）
本地盤面積約279,089平方呎，擬建內銷高層商品住宅及部份商業用房，預計總樓面面積約976,811平方呎。發展計劃分期興建完成，發展將會延期開展。

主要地盤發展進度（續）

5 上海市徐匯區東安路251號
（本集團佔43.90%）
本地盤面積約120,320平方呎，擬建內銷高層商品住宅及部份商業用房，預計總樓面面積約471,054平方呎。發展計劃分期興建完成，發展將會延期開展。

6 上海市楊浦區四平路1240號
（本集團佔43.90%）
本地盤面積約180,146平方呎，擬建內銷高層商品住宅及部份商業用房，預計總樓面面積約504,412平方呎。發展計劃分期興建完成，發展將會延期開展。

7 上海市閘北區恒豐路130-2地塊
（本集團佔58.53%）
本地盤面積約62,141平方呎。擬發展一幢二十三層高辦公大樓、四層購物商場及兩層地庫停車場，預計總樓面面積約513,094平方呎。發展將會延期開展。

8 廣州市越秀區沿江西路海珠廣場A座
（本集團佔40.03%）
廣州市越秀區沿江西路海珠廣場B座
（本集團佔36.29%）
廣州市越秀區沿江西路海珠廣場C座
（本集團佔42.14%）
整個海珠廣場（A,B,C座）三幢物業，總地盤面積約285,505平方呎，擬發展為一綜合服務式住宅／辦公大樓／購物商場項目，預計總樓面面積約3,911,648平方呎。拆卸及地盤清理工程正在進行中，發展將會延期開展。

9 廣州市海珠區南華路／同慶路／同福中路同福花苑（本集團佔58.53%）
本地盤面積約414,048平方呎。擬發展之項目包括在一座三層高購物商場上興建一幢三十二層高辦公大樓及八幢三十層高住宅大廈，預計總樓面面積約3,133,185平方呎。此項目發展計劃需要根據現時廣州市規劃局條例重新調整。

10 廣州市芳村區芳村大道南側及花地大道高架橋東、西側地塊（本集團佔58.53%）
本地盤面積約2,663,579平方呎。擬興建四十二幢大廈及多座購物商場。預計總樓面面積為13,429,715平方呎，第一期包括於兩層高購物商場上興建四幢住宅大廈，總樓面面積約1,200,000平方呎。遷置及地盤清理工程正在進行中。發展將會延期開展。

11 廣州市芳村區芳村大道210號
（本集團佔46.82%）
本地盤佔地約516,941平方呎，擬發展八幢高層住宅及購物商場，預計總樓面面積為2,222,012平方呎。發展預計於2003年起分期興建完成。

旺角廣華街1-11號及2-4號



此為由私人發展商參與之其中一個市區重建局項目，此地盤正由集團興建一幢樓高34層及設有停車場之住宅大廈，提供總樓面面積約164,000平方呎。

位於新市鎮之購物商場

新都城－第二及三期（將軍澳）



位於將軍澳新市鎮及建有總樓面面積約為1,220,000平方呎之購物商場，此乃集團於2000年在區內建成之大型商住綜合項目及保留作主要出租物業之一。憑着其位於快將啟用之將軍澳地鐵支線總站（寶琳站）毗鄰之地利，預料該項目日後之出租業務將受惠。

（右下圖示將軍澳地鐵支線寶琳站之興建工程。）








九龍
荔景
九龍塘
旺角
紅磡
未來寶琳地鐵站
中環
鰂魚涌
港島
柴灣



主要投資物業

物業	用途	地契年期	樓面面積 (平方呎)	車位 數目	本集團所 佔權益(%)
香港					
1 香港半山麥當奴道36號 「惠苑」	住宅	由1896年 10月26日起999年	108,214	49	73.34
2 香港德輔道中170-188號 「金龍中心」	寫字樓 商業	年期至 2050年3月6日	134,450 21,842	—	100.00
3 香港德輔道中308-320號／ 永樂街98-116號 「安泰金融中心 (前稱美國安泰中心)」	寫字樓 商業	由1866年 12月26日起999年	182,373 31,987	—	100.00
4 香港灣仔駱克道276-278號 「安隆商業大廈」 (6樓-A及21樓除外)	寫字樓 商業	由1928年 5月11日起99年	23,856 1,708	—	100.00
5 香港柴灣利眾街24號 「兆孚工業大廈」	工業	由1963年 9月15日起75年 (可續期75年)	114,300	10	100.00
6 香港威靈頓街1號 「荊威廣場 地庫、地下及1樓至4樓」	商業	由1918年 6月26日起924年	28,953	—	36.67
7 香港北角電器道183號 「友邦廣場」	寫字樓 商業	年期至 2047年6月30日	490,072 22,338	256	94.56
8 香港中環港景街1號 「國際金融中心一期」	寫字樓 商業	年期至 2047年6月30日	784,480 131,138	355	36.17
9 香港灣仔皇后大道東248號 「萬誠保險中心 (前稱加怡保險中心)」	寫字樓 商業	由1855年 3月16日起999年	323,418 11,481	46	17.13


投資物業
樓面面積(百萬平方呎)
0
1
2
3
4
5
6
7
97
98
99
00
01
財政年度

主要投資物業(續)

萬誠保險中心
(前稱加倍保險中心)



此自佔17.13%權益之34層高優質寫字樓位於香港灣仔皇后大道東，已於1998年12月建成約334,900平方呎之樓面面積作收租用途。

	物業	用途	地契年期	樓面面積(平方呎)	車位數目	本集團所佔權益(%)
	九龍					
10	九龍旺角彌敦道610號「荷里活中心」	寫字樓 商業	年期至2047年6月30日	193,284 100,543	—	24.44
11	九龍旺角彌敦道555號「九龍行」	寫字樓 商業	由1985年2月4日起75年	84,626 28,656	—	73.34
12	九龍旺角彌敦道585號「富時中心」	寫字樓 商業	由1887年12月25日起150年	41,004 10,763	—	100.00
13	九龍新蒲崗大有街29號「宏基中心」	工業	年期至2047年6月30日	150,212	—	100.00
14	九龍新蒲崗八達街9號「威達工貿商業中心」(1樓-15樓及20樓-29樓)	工貿	年期至2047年6月30日	136,376	49	73.34
15	九龍旺角彌敦道579號「彌敦道579號」	寫字樓 商業	由1887年12月25日起150年	18,810 7,805	—	100.00

投 資 物 業 項 目

位於新市鎮之購物商場

新港城中心（馬鞍山）



作為集團之主要投資物業之一，此寬敞之購物商場乃集團於1996在馬鞍山市中心建成之大型商住綜合項目之一部份。此商場鄰近日後九廣鐵路馬鞍山伸延線的馬鞍山站。

（下圖示馬鞍山站之建設工程。）






大埔
新界
未來馬鞍山鐵路站
沙田
西貢
荃灣
九龍
荔景
青衣
九龍塘



主要投資物業(續)

	物業	用途	地契年期	樓面面積(平方呎)	車位數目	本集團所佔權益(%)
	新界					
16	新界粉嶺新運路33號「粉嶺中心」	商業	年期至2047年6月30日	151,513	302	93.86
17	新界粉嶺百和路88號「花都廣場」	商業	年期至2047年6月30日	157,762	217	60.00
18	新界屯門杯渡路／建安街／建榮街／建泰街「恒威工業中心C座」	工業	年期至2047年6月30日	292,264	182	73.34
19	新界屯門鄉事會路「時代廣場商場」	商業	年期至2047年6月30日	195,280	78	73.34
20	新界西貢丈量約210地段526「匡湖居」	商業	年期至2047年6月30日	23,915*	377	40.00
21	新界荃灣青山道145-165號「荃灣城市中心II(前稱荃灣城市廣場)」	商業	年期至2047年6月30日	155,022	127	93.07
22	新界荃灣大河道88號「灣景廣場」	商業	年期至2047年6月30日	154,259	104	100.00
23	新界荃灣眾安街68號「荃灣城市中心I(前稱荃灣城市中心)」	寫字樓 商業	年期至2047年6月30日	209,420 184,838	133	74.96
24	新界沙田橫壆街2-16號「沙田中心」	商業	年期至2047年6月30日	100,029	545	69.23
25	新界沙田正街21-27號「沙田廣場」	商業	年期至2047年6月30日	147,943	134	77.55

* *另有303個船位及75個旱塢船位。*

友邦廣場(北角)



此位於香港北角及集團自佔94.56%權益之收租物業為一座樓高44層之寫字樓，總樓面面積約512,000平方呎。

主要投資物業（續）

物業	用途	地契年期	樓面面積(平方呎)	車位數目	本集團所佔權益(%)
新界					
26 新界沙田第一城之第一城中心、銀城商場、街市及位於各住宅樓宇下若干舖位	商業	年期至2047年6月30日	413,273	986	18.34
27 新界馬鞍山鞍誠街18號「新港城A及B座」	商業	年期至2047年6月30日	9,305	—	100.00
28 新界馬鞍山鞍誠街22號「新港城C及D座」	商業	年期至2047年6月30日	10,236	—	50.00
29 新界馬鞍山鞍誠街8號「新港城N,P,Q及R座」	商業	年期至2047年6月30日	58,881	196	100.00
30 新界馬鞍山鞍祿街18號「新港城中心」	商業	年期至2047年6月30日	532,637	831	100.00
31 新界馬鞍山西沙路628號「新港城廣場」	商業	年期至2047年6月30日	79,642	234	100.00
32 新界元朗教育路1號「千色廣場」	商業	年期至2047年6月30日	140,341	51	100.00
33 新界將軍澳銀澳路1號「新寶城商場」	商業	年期至2047年6月30日	35,186	—	100.00
34 新界粉嶺一鳴路23號「牽晴間購物廣場」	商業	年期至2047年6月30日	87,766	—	100.00
35 新界將軍澳欣景路8號「新都城中心二期商場」	商業	年期至2047年6月30日	956,849	669	100.00
36 新界將軍澳貿業路8號都會豪庭「新都城中心三期商場」	商業	年期至2047年6月30日	266,954	232	100.00
37 新界大嶼山東涌達東路20號「東薈城」	寫字樓 商業	年期至2047年6月30日	161,400 462,680	1,163	20.00

宏基中心（新蒲崗）



此24層高的工業大廈位於九龍新蒲崗，提供總樓面面積約150,000平方呎及停車設施。

東薈城（東涌）



東薈城
此集團自佔20%權益之購物商場已落成，為鄰近香港國際機場的東涌新市鎮內居民提供一個購物消閒地點。

社區及員工活動

魯班先師誕晚宴



水運會得獎健兒



燒烤同樂日



聖誕節聚會上祝酒



恒基足球隊



海洋公園同樂日



建立恒基集團之團結精神



同事們擁躍參加2001年植樹計劃



業績評論

下列資料須連同恒基兆業地產有限公司已審核綜合賬目及有關賬目附註一併參閱：

業績

二零零一財政年度與二零零零財政年度之比較

本集團二零零一財政年度之營業額為港幣九十一億六千九百萬元，比上一財政年度減少46.1%。本集團於此年度除稅前之經常性溢利，較去年同期下降28.7%至港幣五十七億八千六百萬元。本集團於期內的主要盈利來源包括銷售物業，租金收入及集團應佔三間上市聯營公司之盈利貢獻。同時，所錄得之港幣七億五千九百萬元上市證券投資利潤中包含集團本年度內成功分拆恒基數碼科技有限公司所帶來之港幣五億八千二百萬元之重大溢利以及出售長期投資之上市公司股票所得之港幣一億零一百萬元之利潤。而集團於本財政年度之可撥為股東溢利較上個財政年度減少24.6%至港幣四十三億九千四百萬元。

集團在本財政年度內有六個發展項目在港建成入伙，而所佔樓面面積約為一百二十九萬平方呎，建成面積較上個財政年度大幅減少。物業銷售繼續為本集團收益最大之業務，分別約佔集團總營業額之55%及總經營溢利之36%。以銷售本地物業為主之營業額達港幣四十九億九千八百萬元，較二零零零財政年度縮減63%。物業銷售之盈利則較上年度減少77%，為港幣十四億六千二百萬元。

主要由於集團收租物業之佔用率及租金水平有所改善，集團於二零零一財政年度之租金收益較上年度增加27%至約港幣十九億六千萬元。租金溢利亦較去年顯著增加28%至港幣十三億零三百萬元。

集團應佔聯營公司及共同控制公司淨溢利合計為港幣十三億七千三百萬元，比上年度同期減少6%。當中包含的集團應佔三間上市聯營公司溢利於期內續見增加，並較上個財政年度錄得11%的增長，合共在本財政年度內為集團提供港幣十四億一千一百萬元之溢利。集團在本財政年度之利息收入為港幣六億八千七百萬元，而其財務支出則錄得約港幣二億零七百萬元，此支出已扣減主要因發展收租物業而資本化的港幣十一億六千萬元利息支出。

集團之投資物價值雖在本財政年度因重估而下調，但由於集團在期內增加投資物業樓面，故令其固定資產較去年增加11%至港幣三百六十三億四千七百萬元。

財政資源及資金流動性

本集團之財政狀況健全，具備雄厚的資金且保持較低的淨負債。截至二零零一年六月三十日，集團之股東權益較上個財政年年底略減3%至港幣五百六十三億一千三百萬元。而集團截至二零零一財政年底之淨借貸經扣除銀行存款及現金合共港幣十五億八千二百萬元後，較上年度下降14%至港幣一百一十八億九千三百萬元。集團之淨銀行借貸與股東權益比率於二零零一年六月三十日為21%，而二零零零年六月三十日所錄得的水平為24%。

除了一間在期內新加入為集團附屬公司之部份銀行貸款外，本集團之所有銀行貸款均為無抵押，而大部份為議定還款年期超過一年之有承諾額度。集團截至二零零零及二零零一財政年底之銀行借貸（包括融資租賃承擔）償還期分別概述如下：

業績評論（續）

	2001 港幣千元	2000 港幣千元
償還期：		
一年內	**1,808,398**	2,831,495
一年後及兩年內	**7,548,962**	6,826,320
兩年後及五年內	**4,018,752**	5,407,541
五年後	**96,980**	–
銀行借貸總額	**13,473,092**	15,065,356
減：銀行存款及現金	**(1,581,501)**	(1,158,714)
淨借貸	**11,891,591**	13,906,642

本集團之融資安排以港幣為主。銀行借貸主力由國際銀行在香港提供及主要按香港銀行同業拆息基準加若干議定之息差計算利息，故該等貸款利率屬浮動性質。至於本集團之上市附屬公司恒基中國集團有限公司，該公司之人民幣貸款對非人民幣貸款之比例正繼續增加，以減低其承受外匯波動的風險。總體而言，本集團之核心業務之外匯風險並不顯著。

在二零零一年結日後，集團於八月份以優惠條款成功籌組一項由國際級銀行提供之港幣五十五億元循環銀團貸款，用以取代於二零零二年中到期之港幣五十二億五千萬元銀團貸款，從而延長集團整體之還款年期及減低銀行借貸息差。

集團在本財政年年結日所錄得之流動資產為港幣二百四十四億一千九百萬元其中包括港幣一百一十二億九千七百萬元之發展中物業，比對總計為港幣六十一億七千五百萬元之流動負債，足以反映集團充裕的財政狀況。

本集團將依其採納之保守理財政策繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。


營業額及除稅前溢利
百萬港元
20,000
15,000
10,000
5,000
0
97
98
99
00
01
財政年度
營業額
除稅前溢利


每股盈利及股息
港元
6
5
4
3
2
1
0
97
98
99
00
01
財政年度
每股盈利
每股股息


股東權益
百萬港元
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
97
98
99
00
01
財政年度

董事局報告

董事局同寅茲向全體股東呈截至二零零一年六月三十日止年度之報告及已審核賬目。

主要業務

本公司乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、物業管理、建築、發展計劃管理、百貨業務、酒店業務、財務、投資控股及基建項目。來自主要業務之營業額及對本集團經營溢利提供主要之貢獻（聯營公司及共同控制公司除外）詳列如下：

		營業額		未扣除財務支出之經營溢利	
		二零零一年 港幣千元	二零零零年 港幣千元	二零零一年 港幣千元	二零零零年 港幣千元
1	銷售物業	**4,997,855**	13,398,008	**1,461,933**	6,257,135
2	建築工程	**367,105**	584,075	**15,637**	30,390
3	物業投資	**1,959,693**	1,537,030	**1,303,063**	1,019,093
4	投資及財務	**709,025**	712,482	**709,025**	712,482
5	基建項目	**160,926**	—	**107,730**	—
6	酒店業務	**136,716**	127,987	**47,640**	31,804
7	百貨業務	**188,252**	217,891	**71,207**	99,392

由於集團在香港以外之業務佔集團總營業額及經營溢利均不足百分之十，因此並無列出地區性分析。

附屬公司

本公司於二零零一年六月三十日之主要附屬公司資料編列於第一百八十七頁至第一百九十六頁。

集團盈利

本集團截至二零零一年六月三十日止年度之盈利及本公司與本集團在該日之財務狀況，已編列於第一百五十五頁至第一百九十八頁之賬目中。

股息

本公司已於二零零一年四月二十六日派發中期股息每股港幣五角五仙。董事局已建議派發末期股息每股港幣五角五仙，予於二零零一年十二月十日登記在公司股東名冊內之股東。

慈善捐款

本年度集團之慈善捐款為港幣51,245,200元（2000年－港幣1,034,000元）。

固定資產

本年度固定資產之增減詳列於第一百七十一頁及第一百七十二頁賬項附註十一中。

銀行借款、透支及其他借款

本公司及本集團於二零零一年六月三十日之銀行借款、透支及其他借款資料詳列於第一百七十七頁賬項附註廿五中。

撥充成本賬之利息

本集團截至二零零一年六月三十日止年度內撥充成本賬之利息支出已編列於第一百六十九頁賬項附註六中。

儲備

本年度儲備之增減詳列於第一百七十九頁及第一百八十頁賬項附註卅一至附註卅三中。

集團財務摘要

本集團過去五年之業績、資產及負債摘要詳列於第一百五十一頁。

發展及投資物業

本集團之發展及投資物業詳列於第一百一十七頁至第一百三十一頁。

年度內本公司附屬公司授予之購股權

(i) 恒基中國集團有限公司(「恒基中國」)

根據本公司之附屬公司恒基中國於一九九六年三月十五日之股東特別大會通過的決議案，恒基中國獲批准及採納一項購股權計劃。恒基中國之董事局獲授權授予購股權以認購不多於該公司已發行股本10%的該公司股份。接納每購股權應付之代價為港幣1.00元。

本年度內，授予可認購恒基中國股份之購股權詳列如下：

授予日期	獲授予可認購股份數目	每股認購價港元	認購期由以下日期起計三年	已作廢/已行使之可認購股份數目	於二零零一年六月三十日尚未行使之可認購股份數目
12/12/2000	1,000,000	4.00	18/06/2001	1,000,000(已作廢)	—
12/12/2000	1,000,000	4.00	28/06/2001	—	1,000,000
21/02/2001	1,500,000	4.00	21/08/2001	—	1,500,000
02/05/2001	1,500,000	4.00	02/11/2001	—	1,500,000

(ii) 恒基數碼科技有限公司(「恒基數碼」)

本公司之附屬公司恒基數碼於二零零零年七月十四日在香港聯合交易所有限公司創業板上市前，根據恒基數碼股東於二零零零年六月二十八日通過之首次公開招股前的購股權計劃(「首次購股權計劃」)，授予恒基數碼、其控股公司、附屬公司及同系附屬公司的若干董事及僱員購股權，以認購價每股港幣1.25元，認購合共32,000,000股之恒基數碼股份。接納每購股權須支付代價港幣1.00元。每位承授人將可(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%； 及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

本年度內，並無根據首次購股權計劃獲授購股權之人士行使購股權。

於二零零一年六月三十日，根據首次購股權計劃授予之可認購合共29,650,000股恒基數碼股份之購股權尚未獲行使。

恒基數碼亦於二零零零年十月四日根據於二零零零年六月二十八日獲其股東批准之購股權計劃授出購股權予恒基數碼集團若干僱員，以認購價每股港幣0.89元，認購合共150,000股之恒基數碼股份。接納每購股權須支付代價港幣1.00元。每位承授人將可(i)在接納購股權之日(「接納日期」)起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在接納日期起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及(iii)在接納日期起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由接納日期起計四年。

本年度內，並無根據購股權計劃獲授購股權之人士行使購股權。

於二零零一年六月三十日，根據購股權計劃授予之可認購合共100,000股恒基數碼股份之購股權尚未獲行使。

董事局報告(續)

董事酬金

依照香港公司條例第161條及香港聯合交易所有限公司證券上市規則附錄16第24節而披露之董事酬金資料詳列於第一百八十五頁賬項附註三十九中。

董事

本年度及截至本報告書日期止,本公司之董事為:

執行董事:

李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李鏡禹
馮李煥琼
梁　昇
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
葉盈枝

獨立非執行董事:

羅德丞 *(副主席)*
胡寶星
梁希文
李王佩玲
梁雲生
(羅德丞先生之替代董事)
胡家驃
(胡寶星爵士之替代董事)
(於二零零零年七月二十一日獲委任)

非執行董事:

李達民
簡福飴

李兆基博士、羅德丞先生、胡寶星爵士、梁希文先生、李寧先生及馮李煥琼女士依照本公司之公司細則第116條於即將召開之股東週年大會上輪值告退,惟願膺選連任。

董事及高層管理人員個人資料

執行董事

李兆基博士,73歲,本公司之創辦人,自1976年出任本公司主席兼總經理,在香港已從事物業發展逾四十五年。李博士亦為恒基兆業發展有限公司之創辦人,並出任該公司主席兼總經理。此外,他亦為香港中華煤氣有限公司主席、美麗華酒店企業有限公司董事長及恒基數碼科技有限公司主席、新鴻基地產發展有限公司副主席,以及恒基中國集團有限公司、香港小輪(集團)有限公司及東亞銀行有限公司之董事。李博士與持有根據證券(披露權益)條例第二部須予披露本公司股份權益之有關公司之關係載列於本報告「主要股東權益」之附註。李博士為李達民先生及馮李煥琼女士之胞兄、李佩雯小姐、李家傑先生及李家誠先生之父親及李寧先生之岳父。

李家傑先生,38歲,為中國人民政治協商會議全國委員會委員,自1985年出任本公司執行董事及自1993年出任副主席。李先生曾在英國接受教育,於1985年加入時,已主要負責恒基地產集團於中國之業務發展。李先生亦為恒基中國集團有限公司之董事長及總裁、恒基兆業有限公司(「恒兆」)及恒基兆業發展有限公司副主席、恒基數碼科技有限公司執行董事及香港中華煤氣有限公司董事。根據證券(披露權益)條例第二部,恒兆持有本公司之須予披露之股份權益。李先生為李兆基博士之兒子、李佩雯小姐之胞弟、李家誠先生之胞兄及李寧先生之內弟。

林高演先生，50歲，於1982年加入本公司，並自1985年出任本公司執行董事及自1993年出任副主席。林先生持有香港大學理學士（榮譽）學位，具有超過二十八年銀行及物業發展經驗。林先生亦為香港小輪（集團）有限公司主席、恒基兆業發展有限公司副主席、恒基中國集團有限公司及恒基數碼科技有限公司之執行董事及香港中華煤氣有限公司及美麗華酒店企業有限公司之董事。根據證券（披露權益）條例第二部，Believegood Limited、恒基兆業有限公司、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited持有本公司之須予披露之股份權益，而林先生為該等公司之董事。

李鏡禹先生，75歲，自1976年出任本公司執行董事。於1973年本公司之母公司恒基兆業有限公司註冊成立時李先生加入該公司，並協助本公司主席從事物業發展逾四十五年。李先生亦為恒基兆業發展有限公司及恒基中國集團有限公司之執行董事。根據證券（披露權益）條例第二部，Believegood Limited及Glorious Asia S.A.持有本公司之須予披露之股份權益，而李先生為該等公司之董事。

馮李煥琼女士，63歲，自1976年出任本公司執行董事。馮女士於1974年加入本公司之母公司恒基兆業有限公司（「恒兆」）任職司庫，並自1979年出任恒兆執行董事。馮女士現為恒兆、恒基地產、恒基發展及恒基中國等集團之總司庫。根據證券（披露權益）條例第二部，Believegood Limited、Glorious Asia S.A.、恒兆、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited持有本公司之須予披露之股份權益，而馮女士為該等公司之董事。馮女士為李兆基博士及李達民先生之胞妹。

梁昇先生，64歲，自1985年出任本公司執行董事，具有超過三十五年物業發展經驗。梁先生亦為恒基中國集團有限公司之執行董事。

劉壬泉先生，55歲，自1987年出任本公司執行董事，具有超過三十年銀行、財務及投資經驗。劉先生亦為恒基兆業發展有限公司之執行董事及香港小輪（集團）有限公司及美麗華酒店企業有限公司之董事。

李寧先生，44歲，自1992年出任本公司執行董事，持有Babson College理學士及南加州大學工商管理碩士學位。李先生亦為恒基兆業發展有限公司執行董事及香港小輪（集團）有限公司董事。李先生為李兆基博士之女婿、李佩雯小姐之配偶及李家傑先生及李家誠先生之姐夫。

李家誠先生，30歲，自1993年出任本公司執行董事，曾在加拿大接受教育。李先生亦為恒基兆業有限公司（「恒兆」）、恒基兆業發展有限公司、恒基中國集團有限公司及恒基數碼科技有限公司之執行董事，以及香港中華煤氣有限公司之董事。根據證券（披露權益）條例第二部，Believegood Limited及恒兆持有本公司之須予披露之股份權益，而李先生為該等公司之董事。李先生為李兆基博士之兒子、李佩雯小姐及李家傑先生之胞弟及李寧先生之內弟。

郭炳濠先生，49歲，於1987年加入本公司，並自1993年出任本公司執行董事。郭先生持有理學（工程）學士學位、理學（行政管理學）碩士學位及測量學（房地產發展）深造文憑。郭先生為英國特許銀行學會會員，在任職本公司以前曾於國際銀行界工作逾十一年及被派駐倫敦、芝加哥、吉隆坡、新加坡及香港工作。郭先生亦為恒基兆業發展有限公司及恒基中國集團有限公司之執行董事。

董事局報告（續）

何永勳先生，68歲，自1997年出任本公司執行董事。彼於1975年加入恒基兆業有限公司，並具有超過四十五年管理物業投資及發展經驗，專長於會計、稽核及税務之運作。何先生亦為恒基兆業發展有限公司及恒基中國集團有限公司之執行董事。

葉盈枝先生，52歲，於1996年加入本公司為集團公司秘書，並自1997年出任本公司執行董事。葉先生亦為恒基數碼科技有限公司執行董事。他畢業於香港大學及倫敦經濟學院，並為律師及執業會計師。葉先生具有超過二十年之公司財務，企業及投資管理經驗。

獨立非執行董事

羅德丞先生，大紫荊勳賢，66歲，於1997年7月獲頒發大紫荊勳章，自1981年出任本公司董事及副主席。羅先生為執業律師，亦為太古股份有限公司董事，曾任香港基本法諮詢委員會副主席及特別行政區籌備委員會委員。

胡寶星爵士，72歲，自1981年出任本公司董事，亦是胡關李羅律師行之顧問，亦為恒基兆業發展有限公司及新鴻基地產發展有限公司之董事。他持有香港及英國執業律師資格，並為英國仲裁學會院士、英國工商管理學會院士及英國董事協會院士。獲香港城市大學頒授名譽法律學博士學位及英國倫敦大學英皇學院頒發院士名銜，並應天津南開大學之邀出任名譽教授。胡爵士於2000年成為香港管理專業協會會士。彼亦為香港大學「胡寶星法律獎」及「胡寶星海外暑期旅遊進修獎學金」之創辦人。胡爵士亦於城市大學設立了「胡寶星中國法與比較法講座教授」。根據證券（披露權益）條例第二部，恒基兆業有限公司持有本公司之須予披露之股份權益，而胡爵士為該公司之董事。胡爵士為胡家驃先生之父親。

梁希文先生，67歲，自1981年出任本公司董事。梁先生為特許測計師，亦為恒基兆業發展有限公司、香港小輪（集團）有限公司及香港中華煤氣有限公司之董事。

李王佩玲女士，52歲，自1996年出任本公司董事。李太為執業律師，並出任多間香港上市公司之董事。現任公職包括多個香港政府諮詢委員會及上訴委員會成員。

梁雲生先生，56歲，自1986年出任羅德丞先生之替代董事。梁先生為執業律師。

胡家驃先生，39歲，自2000年7月出任胡寶星爵士之替代董事。胡先生為洛希爾父子（香港）有限公司（"洛希爾父子"）之董事，負責洛希爾父子在北亞洲區的投資銀行業務。彼持有英國牛津大學法理學碩士學位，並為英格蘭及威爾斯、香港特別行政區及澳洲之執業律師。在加入洛希爾父子之前，胡先生曾任胡關李羅律師行的公司財務部之合夥人，現為該律師行之顧問。胡先生為胡寶星爵士之兒子。

非執行董事

李達民先生，64歲，自1976年出任本公司董事，從事本港地產發展逾二十五年。李先生亦為恒基兆業發展有限公司之執行董事。根據證券（披露權益）條例第二部，Glorious Asia S.A.、恒基兆業有限公司、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited持有本公司之須予披露之股份權益，而李先生為該等公司之董事。李先生為李兆基博士之胞弟及馮李煥琼女士之胞兄。

簡福飴先生，65歲，自1997年出任本公司董事，亦為恒基中國集團有限公司之執行董事。簡先生為香港測量師學會、英國皇家特許測量師學會及特許仲裁人員學會資深會員，彼於產業測量方面有超過三十七年經驗。

裕民建築


新輝-裕民
E Man-Sanfield



此集團直屬之建築公司賦有豐富經驗，近年來平均每年為集團完成之總樓面面積約3百萬平方呎。

董事局報告(續)

高層管理人員

劉智強太平紳士，52歲，於1981年加入本公司，現任地產策劃部總經理。彼為英國皇家測量師學會資深會員、香港測量師學會資深會員及政府認可人仕，具有超過二十九年之物業發展經驗。劉先生為恒基兆業發展有限公司執行董事。彼於2001年獲香港特別行政區政府委任為太平紳士。

李佩雯小姐，40歲，於1984年加入本公司，現任租務市場拓展部總經理。李小姐持有英國倫敦大學文學士(榮譽)學位，具有超過十七年之市場發展經驗。李小姐為李兆基博士之女兒、李寧先生之配偶及李家傑先生及李家誠先生之胞姊。

張炳強先生，46歲，於1992年加入本公司，現任營業部總經理。張先生持有英國倫敦大學文學士(榮譽)學位，為特許估價測量師及加拿大認可估價師，在香港、中國及加拿大之地產發展、物業代理及專業測計業務，具有超過二十五年經驗。張先生為恒基兆業發展有限公司執行董事。





本集團佔61%權益之項目座落於九龍其中一個罕有的高尚住宅區內。此項目已於2000年初建成42間花園豪華別墅及7幢低座豪華住宅洋房，總樓面面積約為241,000平方呎。

董事局報告（續）

披露權益資料

董事權益

於二零零一年六月三十日，根據證券（披露權益）條例第二十九條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司股本證券中所持有之權益如下：

普通股 *(除特別註明外)*

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
恒基兆業地產有限公司	李兆基				1,120,352,300 （附註3）	1,120,352,300
	羅德丞	11,000				11,000
	李王佩玲	30,000				30,000
	李達民	858,000				858,000
	李鏡禹	26,400	16,500	19,800 （附註11）		62,700
	馮李煥琼	1,020,000				1,020,000
	梁　昇	85,600				85,600
	簡福飴		24,000			24,000
	何永勳	100				100
	胡家驃		2,000			2,000
恒基兆業發展有限公司	李兆基	34,779,936			2,071,859,007 （附註8）	2,106,638,943
	羅德丞	404,375				404,375
	李達民	6,666				6,666
	李鏡禹	959,028	117,711			1,076,739
	林高演	11,000				11,000
	梁　昇	150,000				150,000
	何永勳	1,100				1,100
恒基中國集團有限公司	李兆基				290,748,477 （附註15）	290,748,477
	胡家驃	544,802				544,802
恒基數碼科技有限公司	李兆基	173,898			4,244,996,094 （附註17）	4,245,169,992
	羅德丞	2,021				2,021
	李達民	33				33
	李鏡禹	4,795	588			5,383
	林高演	55				55
	梁　昇	750				750
	何永勳	5				5

美麗華酒店企業



本集團之附屬公司佔39.53%。該公司擁有及管理座落於九龍尖沙咀彌敦道商業區及設有525個房間之美麗華酒店，以及位於毗鄰之696,000平方呎美麗華大廈和350,000平方呎美麗華商場。

普通股*（除特別註明外）*（續）

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
香港小輪（集團）有限公司	李兆基	7,799,220			110,363,090（附註9）	118,162,310
	林高演	150,000				150,000
	梁希文	2,250				2,250
	馮李煥琼	465,100				465,100
香港中華煤氣有限公司	李兆基	2,932,886			1,960,925,256（附註10）	1,963,858,142
	馮李煥琼	2,434,588				2,434,588
美麗華酒店企業有限公司	李兆基				228,201,250（附註13）	228,201,250
	胡寶星	2,705,000		2,455,000（附註11）		5,160,000
	簡福飴		20,000			20,000
精威置業有限公司	胡寶星			3,250（附註11）		3,250
	梁希文			5,000（附註11）		5,000
恒基兆業有限公司	李兆基				8,190（普通股A股）（附註4）	8,190（普通股A股）
		35,000,000（無投票權遞延股份）			15,000,000（無投票權遞延股份）（附註5）	50,000,000（無投票權遞延股份）
					3,510（無投票權B股）（附註16）	3,510（無投票權B股）
	李家傑				8,190（普通股A股）（附註6）	8,190（普通股A股）
	李　寧				8,190（普通股A股）（附註7）	8,190（普通股A股）
	李家誠				8,190（普通股A股）（附註12）	8,190（普通股A股）
先着置業有限公司	馮李煥琼	1				1
	梁　昇	2				2

香港中華煤氣



本集團之附屬公司佔33.34%。該公司為本港最早成立之公用事業公司和唯一之管道煤氣供應商，擁有超過1,360,000個客戶，業績穩步增長。

董事局報告（續）

普通股（除特別註明外）（續）

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
端輝投資有限公司	馮李煥琼	2,000				2,000
Angelfield Investment Limited	林高演			1（附註11）		1
寶翠置業有限公司	梁希文			40（附註11）		40
利士運發展有限公司	羅德丞			1（附註11）		1
盈基發展有限公司	馮李煥琼	50				50
中國投資集團有限公司	胡家驃			16,000（附註11）		16,000
興輝置業有限公司	李家傑			4,000（附註11）		4,000
兆誠國際有限公司	李家傑			25（附註11）		25
威永投資有限公司	李家傑			5,000（附註11）		5,000
寶麟發展有限公司	李家傑			5（附註11）		5
Quickcentre Properties Limited	李家傑			1（附註11）		1
德朗科技（研制）有限公司	李家傑	2,575,000				2,575,000
阿曼威娜有限公司	李家傑	5				5

恒基數碼



由集團之附屬公司佔66.67%權益，及在香港聯合交易所之創業板上市，恒基數碼針對市場需求為用戶提供一系列之通訊、資訊及互聯網服務。

普通股 *(除特別註明外)* (續)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
美福發展有限公司	李家傑			1,525 (附註11)		1,525
上海興輝置業有限公司	李家傑			見列 (附註14)		見列 (附註14)

董事認購股份之權利

(i) 於二零零一年六月三十日，下列本公司董事因獲本公司之附屬公司恒基中國集團有限公司之購股權而擁有之權益如下：

董事姓名	可認購股份數目	認購期 由以下日期起計三年
林高演	1,500,000	21/08/2001
李家傑	1,500,000	02/11/2001

上述董事將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份購股權。

(ii) 於二零零一年六月三十日，下列本公司董事因獲本公司之附屬公司恒基數碼科技有限公司之購股權而擁有之權益如下：

董事姓名	可認購股份數目
李兆基	2,400,000
林高演	1,200,000
李家傑	1,200,000
李家誠	1,200,000
葉盈枝	1,200,000
郭炳濠	600,000
李　寧	400,000 (附註18)
何永勳	400,000

上述董事將可以每股港幣1.25元認購價(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

除上述披露外，本公司或其任何聯繫公司於本年度內並無授予其董事或行政總裁或該等董事或行政總裁之配偶或十八歲以下之子女任何認購本公司或其任何聯繫公司股本證券之權利。

主要股東權益

於二零零一年六月三十日，根據證券(披露權益)條例第十六(一)條須予設置之名冊所載，除本公司董事外之主要股東持有本公司普通股股份之權益如下:

公司名稱	權益總數
Rimmer (Cayman) Limited(附註2)	1,110,384,700
Hopkins (Cayman) Limited(附註2)	1,110,384,700
恒基兆業有限公司(附註1)	1,110,192,200
Glorious Asia S.A.(附註1)	534,039,300
Believegood Limited(附註1)	215,094,300

附註:

(1) 恒基兆業有限公司(「恒兆」)及其附屬公司實益擁有此等股份，恒兆一全資附屬公司Glorious Asia S.A.(「Glorious」)及其附屬公司實益擁有此等股份中之534,039,300股。Glorious之全資附屬公司Believegood Limited實益擁有215,094,300股。

(2) 此等股份中之1,110,192,200股，其股份權益已於附註(1)重覆敘述。Rimmer (Cayman) Limited為一全權信託之受託人，而該全權信託持有一單位信託(「單位信託」)之大部份單位。Hopkins (Cayman) Limited為單位信託之受託人，單位信託實益擁有恒兆及富生有限公司(「富生」，而富生實益擁有本公司192,500股)所有已發行附有投票權之普通股。

(3) 此等股份中之1,110,384,700股，其股份權益已於附註(1)及附註(2)重覆敘述。李兆基博士實益擁有Rimmer (Cayman) Limited及Hopkins (Cayman) Limited所有已發行股份。此外，5,602,600股由香港中華煤氣有限公司(「中華煤氣」)一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有中華煤氣之利益，已列載於附註(10)。

(4) 根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註(2)及附註(3)。

(5) 富生實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有富生之利益，已列載於附註(2)及附註(3)。

(6) 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家傑先生為該兩個全權信託可能受益人之一。

(7) 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李寧先生之配偶為該兩個全權信託可能受益人之一。

(8) 富生及本公司若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有富生及本公司之利益，已列載於附註(1)、附註(2)及附註(3)。

(9) 恒基兆業發展有限公司(「恒發」)若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過富生及本公司擁有恒發之利益，已列載於附註(1)、附註(2)、附註(3)及附註(8)。

金都豪苑(九龍)



集團自佔80%權益，此單幢住宅項目總樓面面積計約183,000平方呎。已於2001年4月完成。

[illegible]敦道6/8號



此商業大廈位於旺角繁忙之商業區並於2001年2月建成，提供總樓面面積約26,600平方呎及作出租之用。

(10) 恒發若干附屬公司、富生及恒兆一附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有恒發、富生及恒兆之利益，已列載於附註(1)、附註(2)、附註(3)及附註(8)。

(11) 此等股份由一間公司(有關董事有權於該公司之股東大會上行使或控制行使其三份之一或以上投票權)實益擁有。

(12) 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家誠先生為該兩個全權信託可能受益人之一。

(13) 恒發若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過富生及本公司擁有恒發之利益，已列載於附註(1)、附註(2)、附註(3)及附註(8)。

(14) 上海興輝置業有限公司為中國合資經營公司，註冊股本為27,000,000美元。興輝置業有限公司(「興輝」)(李家傑先生所擁有之公司擁有興輝40%股權)與合營企業之中國夥伴訂立一份合營合約，據此興輝及中國夥伴同意分別按99%及1%之比例對投資總額作出投資，並按照彼等於合營公司之股權權益分享合營公司之溢利。

(15) 本公司若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有本公司之利益已列載於附註(3)。

(16) Hopkins (Cayman) Limited以單位信託之受託人身份實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註(2)及附註(3)。

(17) 此等股份由恒發一附屬公司、富生、本公司若干附屬公司及中華煤氣一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有恒發、富生、本公司及中華煤氣之利益，已列載於附註(1)、附註(2)、附註(3)、附註(8)及附註(10)。

(18) 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之購股權。

合約權益及關連交易

本集團在本年度內曾與下文所述之人士(即就香港聯合交易所有限公司(「香港聯交所」)證券上市規則(「上市規則」)而言屬「關連人士」)達成交易及安排：

(一)(i) 根據一項於一九九六年三月十五日所訂協議之條款，本集團同意按恒基中國集團有限公司(「恒基中國」)不時之要求向恒基中國提供財務、行政及會計服務，而恒基中國須向本集團償付該等服務之成本費用。截至二零零一年六月三十日止年度，恒基中國就上述服務向本集團支付之款項約為港幣二百萬元。

(ii) 有關本集團在分拆中國之物業發展及物業投資業務而轉讓予恒基中國之若干直接或間接之中國物業權益，根據本集團及恒基中國於一九九六年三月十五日訂立之賠償保證契據，本集團已同意如因中國所得稅及土地增值稅導致恒基中國出現任何減值時向恒基中國作出賠償。該兩項稅務賠償保證最高金額估計分別約為港幣二十五億八千三百萬元及港幣十九億二千一百萬元。於二零零一年六月三十日，就有關之所得稅及土地增值稅之賠償保證金額累計分別約為港幣二億八千零二十萬元及港幣十萬元。

(iii) 本公司一全資附屬公司恒基兆業地產代理有限公司不時貸款予恒基兆業發展有限公司一全資附屬公司恒基兆業發展財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，恒基兆業發展財務有限公

司欠恒基兆業地產代理有限公司款項約為港幣二億二千一百萬元。

(iv) 恒基兆業有限公司一全資附屬公司恒基財務有限公司不時貸款予恒基兆業發展財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，恒基兆業發展財務有限公司並無欠恒基財務有限公司任何款項。

(v) 恒基財務有限公司不時貸款予本公司附屬公司恒基兆業地產代理有限公司、財峯有限公司、昌祺發展有限公司及培利發展有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，恒基兆業地產代理有限公司、財峯有限公司、昌祺發展有限公司及培利發展有限公司欠恒基財務有限公司之款項分別約為港幣三十九億零九百一十萬元、港幣四千五百三十萬元、港幣二千六百一十萬元及港幣一億二千五百三十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(vi) 恒基兆業有限公司一全資附屬公司Glorious Asia S.A.不時貸款予本公司一全資附屬公司West Chelsea Holdings Co. Limited，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，West Chelsea Holdings Co. *Limited*欠*Glorious Asia S.A.*之款項約為港幣一億四千七百五十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(vii) 恒基兆業地產代理有限公司不時貸款予恒基中國一全資附屬公司恒基(中國)財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，恒基(中國)財務有限公司欠恒基兆業地產代理有限公司款項約為港幣五千八百九十萬元。

(viii) West Chelsea Holdings Co. Limited不時貸款予恒基中國一全資附屬公司Hiram Assets Limited，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，Hiram Assets Limited欠West Chelsea Holdings Co. Limited款項約為港幣八百四十萬元。

(ix) 恒基財務有限公司不時貸款予恒基(中國)財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，恒基(中國)財務有限公司欠恒基財務有限公司款項約為港幣二千五百八十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(x) Glorious Asia S.A.不時貸款予Hiram Assets Limited，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，Hiram Assets Limited欠Glorious Asia S.A.款項約為港幣五百七十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(xi) 恒基兆業地產代理有限公司不時貸款予恒基中國一附屬公司兆誠國際有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，兆誠國際有限公司欠恒基兆業地產代理有限公司款項約為港幣一億八千一百四十萬元。

將軍澳市地段67



此地盤集團佔24.59%權益，將發展興建共10幢住宅大廈合共提供總樓面面積約2,658,000平方呎。上蓋工程正在進行中，預計於2004年前建成。

董事局報告（續）

(xii) 恒基財務有限公司不時貸款予兆誠國際有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，兆誠國際有限公司欠恒基財務有限公司款項約為港幣二億二千二百六十萬元。此款項已編列於賬項中「同母系附屬公司借款」內。

(xiii) 恒基兆業有限公司及恒基兆業發展有限公司與本公司之兩間全資附屬公司，恒基兆業地產代理有限公司及裕民建築有限公司為管理及發展恒基兆業有限公司集團及恒基兆業發展有限公司集團之物業而訂立之管理及建築合約於年結日仍然有效。

(二) 於一九九八年六月二十二日舉行之本公司股東特別大會中，本公司之獨立股東以普通決議案形式批准（其中包括）本集團向恒基兆業有限公司一全資附屬公司昌勇有限公司提供租賃代理及物業管理服務（「持續關連交易」），該公司所持股份擁有新都城中心及上水中心之商業發展部份及車位之權益。而本集團就獨立股東批准之持續關連交易所收取之費用將不超過每年港幣四千五百萬元。持續關連交易乃按正常商業條款進行。截至二零零一年六月三十日止年度，集團就持續關連交易所收取之費用共約為港幣三千七百萬元。

本公司已獲香港聯交所豁免須嚴格遵守適用於持續關連交易之上市規則規定，惟須遵照下列之準則進行：

(i) (a) 本集團在一般及日常業務過程中進行持續關連交易，且本集團每年就此收取之總款額不得超過港幣四千五百萬元；

(b) 持續關連交易將按對獨立股東而言乃屬公平合理之正常商業條款進行；及

(c) 持續關連交易之詳情根據上市規則第14.25(1)(A)至(D)條於本公司在下一期起刊發之年報內予以披露；

(ii) 本公司之獨立非執行董事委員會將按年審閱持續關連交易，並在本公司之年報內確認持續關連交易是否按上文第(i)段所述方式進行；

(iii) 本公司之核數師將按年審閱持續關連交易，並致函董事及向香港聯交所提供有關副本，確認持續關連交易：(a)乃經董事局批准進行；(b)乃按本公司有關期間之年報所述之訂價政策進行；及(c)乃按持續關連交易之協議條款進行，或如無該等協議，則按對本集團而言不遜於提供予（或如適用，提供自）獨立第三者之條款進行。

本公司之獨立非執行董事委員會已審閱持續關連交易，並確認本集團進行之持續關連交易乃符合上文第(i)段所述香港聯交所授予豁免之條件。

本公司之核數師亦已審閱持續關連交易，並確認持續關連交易乃按上文第(iii)段所述方式進行。

李兆基博士為本公司之附屬公司恒基兆業發展有限公司及恒基中國及本公司之最終控股公司恒基兆業有限公司之董事（其利益於「披露權益資料」一項中更詳盡敘述），被視為對上述（一）及（二）項交易及合約有利益關係。

李家傑先生為兆誠國際有限公司之董事及間接股東，亦為恒基兆業有限公司及恒基中國之董事，被視為對上述（一）(xi)及(xii)項交易有利益關係。

[illegible]地段374



此集團持有25%權益之發展項目現正興建7幢住宅大廈，設有商場及幼稚園之兩層高商業平台，及提供1,038個車位之兩層地庫停車場，總樓面面積約1,250,000平方呎。上蓋工程正在進行中，並預計於2003年初完成。

(三) 於本年度內，恒基兆業發展有限公司一附屬公司曾貸款予忠港發展有限公司。鄭啟文先生擁有該公司50%權益，其餘50%權益則由一恒基兆業發展有限公司之附屬公司擁有，而本公司主席李兆基博士乃鄭啟文先生之岳父。該附屬公司及鄭啟文先生按各佔股本權益貸款予該公司，該等貸款按一般商業條款計算利息及無抵押，並須在要求時即時償還。

(四) 於本年度內，本集團曾貸款予下列非全資附屬公司及聯營公司作無抵押營運資金，全部款項皆可要求即時償還：

Best Homes Limited
冠津有限公司
威永投資有限公司
盈基發展有限公司
恒新石業有限公司
豐收發展有限公司
喜田地產有限公司
興輝置業有限公司
利士運發展有限公司
隆業發展有限公司
寶麟發展有限公司
Quickcentre Properties Limited
Riunite Enterprises Inc.
兆誠國際有限公司

本公司或其附屬公司之若干董事擁有上述公司權益。本集團及該等董事之聯繫人按各佔股本權益貸款予該等公司。本集團及該等董事之聯繫人為上述個別公司提供之貸款同為不收取利息或雙方均按一般商務及同等條件計算利息。

除上述披露外，在年結日或本年度內任何時間，本公司、其任何控股公司、附屬公司或同系附屬公司，均無訂立任何令本公司董事享有重大權益之重要合約。

服務合約

各董事並無與本公司或其任何附屬公司訂立任何服務合約規定僱主不可在一年內終止其服務，除非作出賠償（法定賠償除外）。

購買股份或債券之安排

除上文所披露有關董事認購恒基中國集團有限公司及恒基數碼科技有限公司股份之權利外，本公司、本公司之控股公司或任何本公司之附屬公司或同系附屬公司，並無於本年度內任何時間安排本公司之董事購買本公司或其他公司之股份或債券致令其獲得利益。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

主要客戶及供應商

截至二零零一年六月三十日止年度內：—

(甲) 集團之首五個最大供應商所佔之購買總額佔集團之購買總額不足百分之三十。

(乙) 集團之首五個最大客戶所佔之總營業額佔集團之總營業額不足百分之三十。

業績評論

本年度之業績評論詳列於第一百三十三頁及第一百三十四頁。

退休福利計劃

本集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃—恒基兆業公積金（「公積金」）或下述的另一界定供款計劃（「另項界定供款計劃」）或於強制性公積金計劃條例（「強積金條例」）登記之計劃（「強積金」）。

東涌站第一期發展計劃
東涌市地段二號



本集團佔此項目20%權益，現正興建四幢住宅及相關設施，總樓面面積約1,196,000平方呎，將於2002年初完成。

董事局報告（續）

物業管理


Hong Kong Eco-Business Award
香港環保企業獎

本集團直屬之兩間物業管理機構恒益物業管理有限公司及偉邦物業管理有限公司，在本港管理超過200個物業及屋邨，致力為業戶提供優質服務。過往，此兩間管理公司均獲得多項公開獎項。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。

至於另項界定供款計劃，供款由僱主及僱員各按僱員月薪5%共同供款。僱主可運用已沒收之供款減低應付供款額。

於二零零零年十二月一日或之後僱員不可加入公積金或另項界定供款計劃。

本集團僱員若非公積金或另項界定供款計劃之會員則參與強積金計劃。除強積金條例規定之最低利益外，本集團為參與強積金計劃之僱員提供自願性補貼福利。

本集團亦為國內僱員參與由中國政府組織及施行之養老保險計劃，只需負責按僱員工資總額之若干百分比作出供款。

本集團截至二零零一年六月三十日共有退休福利成本港幣24,596,000元（2000年－港幣21,571,000元）計入損益賬。

僱員

本集團於二零零一年六月三十日有僱員約6,600人。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，放發酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

審核委員會

審核委員會於一九九八年十二月成立。審核委員會之委員為梁希文先生（主席）及李王佩玲女士，兩位皆為獨立非執行董事。審核委員會已審核集團本年度之中期及全年業績報告，而審核委員會於本年度內舉行兩次會議。

核數師

於本屆股東週年大會，將提呈一項議案委任畢馬威會計師事務所繼續出任本公司核數師。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無指定任期。除上述事項，本公司於截至二零零一年六月三十日止年度內一直遵守香港聯交所上市規則附錄14所載之最佳應用守則。

承董事局命
李兆基
主席

香港，二零零一年十月四日

集團財務摘要

	1997 港幣百萬元	1998 港幣百萬元	1999 港幣百萬元	2000 港幣百萬元	**2001** 港幣百萬元
資產負債表					
固定資產	39,565	25,972	27,257	32,696	**36,347**
投資及長期應收款	27,595	27,675	28,699	29,212	**27,483**
待發展之物業	6,301	6,702	6,755	6,219	**4,797**
流動資產淨值	14,591	14,848	9,362	18,159	**17,304**
總資產減流動負債	88,052	75,197	72,073	86,286	**85,931**
非流動負債	(12,874)	(13,176)	(8,511)	(13,160)	**(16,172)**
少數股東權益	(14,944)	(13,699)	(13,688)	(14,978)	**(13,446)**
	60,234	48,322	49,874	58,148	**56,313**
股本	3,464	3,444	3,444	3,444	**3,444**
股份溢價及儲備	56,770	44,878	46,430	54,704	**52,869**
	60,234	48,322	49,874	58,148	**56,313**
損益計算表					
營業額	18,967	10,629	14,597	17,005	**9,169**
除稅後經常性溢利	10,644	5,237	6,014	6,742	**5,254**
少數股東權益	(1,028)	(312)	(591)	(913)	**(860)**
屬本公司股東溢利	9,616	4,925	5,423	5,829	**4,394**

每股計算	港幣元	港幣元	港幣元	港幣元	港幣元
每股盈利	5.66	2.85	3.15	3.38	**2.55**
每股股息	2.48	1.50	1.50	1.55	**1.10**
特別現金紅利	0.60	—	—	—	**—**
每股資產淨值(按賬面值)	34.77	28.06	28.96	33.76	**32.70**

百分率					
股東權益與資本總值相比之百分率	68.41%	64.26%	69.20%	67.39%	**65.53%**
除稅及利息支出前純利與資本總值相比之百分率	13.83%	9.28%	10.00%	9.99%	**6.93%**


都市區
新都市區
現有鐵路／幹線
地下鐵路
機場快線
九廣鐵路
輕便鐵路
過海隧道
三號幹線
興建中鐵路
馬鞍山至大圍鐵路線
地鐵將軍澳支線
西鐵（第一期）
中國
上水
粉嶺
大埔
新界
沙田
元朗
屯門
荃灣
九龍
荔景
青衣
九龍塘
旺角
紅磡
將軍澳
香港國際機場
東涌
愉景灣
中環
鰂魚涌
梅窩
大嶼山
香港島
柴灣



集團發展項目分佈圖

2001財政年度完成樓宇項目
(共6個項目)

香港

輝煌豪園 西摩道3號 ①

寶華軒 堅道117號 ②

九龍

半島豪庭 紅荔道8號 ③
(九龍內地段11084)

金都豪苑 馬頭角道28號 ④

彌敦道579號 彌敦道579號 ⑤

新界

疊茵庭第七至九座 屯門屯安里1號 ⑥
(屯門市地段377餘段)

現有主要樓宇發展項目
(主要發展地盤共19個)

香港

荷里活道96-104A號／必列啫士街1-27號／城皇街15號 ①

英皇道913-919號及929-935號 ②

船塢里14-16號 ③

黃竹坑道19-21號 ④

機場鐵路香港站發展項目 ⑤

西灣河碼頭廣場內地段8955 ⑥

九龍

大有街1號 ⑦

偉業街223號 ⑧
偉業街231號
敬業街39號

瓊林街88號及92號／永康街59號及61號 ⑨

偉業街165-167號／巧明街66號 ⑩

廣鏞街1-11號及2-4號／煙廠街22-30號及 ⑪
廣華街1C-1F號

新界

將軍澳市地段57 ⑫

將軍澳地鐵站上蓋 - 將軍澳市地段74 ⑬

將軍澳市地段66 ⑭

屯門市地段374 ⑮

大埔市地段161 ⑯

東涌市地段1, 2及3 ⑰
(地鐵東涌站第一期發展計劃)

粉嶺上水市地段189 ⑱

元朗市地段500 ⑲

酒店

香港麗東酒店 香港電器道200-218號 ①

九龍麗東酒店 九龍界限街58-66號 ②

麗東軒 香港春秧街88號 ③

核數師報告

KPMG

致恒基兆業地產有限公司各股東：
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第一百五十五頁至第一百九十八頁按照香港公認會計原則編製的賬項。

董事及核數師各自的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何未有遵守現行會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的賬項均真實與公平地反映貴公司及貴集團於二零零一年六月三十日的財政狀況及貴集團截至該日止年度的溢利和現金流量，並已按照香港《公司條例》適當編製。

畢馬威會計師事務所
執業會計師

香港，二零零一年十月四日

綜合損益計算表

截至二零零一年六月三十日止年度

	附註	2001 港幣千元	2000 港幣千元
營業額	二	**9,169,116**	17,005,317
直接成本		**(4,509,342)**	(8,100,857)
		4,659,774	8,904,460
其他收入		**84,578**	33,155
其他收益淨額	三	**161,370**	1,295,423
分銷費用		**(561,702)**	(654,640)
行政費用		**(461,553)**	(417,045)
其他營運收入／(費用)	四	**203,798**	(1,319,138)
經營溢利		**4,086,265**	7,842,215
融資成本	六(甲)	**(207,288)**	(676,123)
非營運收入／(費用)	五	**533,374**	(520,726)
		4,412,351	6,645,366
應佔聯營公司溢利減虧損	七	**1,447,518**	1,244,722
應佔共同控制公司溢利減虧損		**(74,317)**	219,825
除稅前經常性溢利	六	**5,785,552**	8,109,913
稅項 — 本公司及附屬公司	八(甲)	**(332,255)**	(1,165,849)
— 聯營公司	七	**(191,297)**	(171,298)
— 共同控制公司		**(7,861)**	(30,142)
除稅後經常性溢利		**5,254,139**	6,742,624
少數股東權益		**(860,129)**	(913,280)
屬本公司股東溢利		**4,394,010**	5,829,344
股息	九	**(1,894,354)**	(2,669,317)
		2,499,656	3,160,027
撥轉往資本儲備	卅一	**(29)**	(51)
本年度保留溢利	卅三	**2,499,627**	3,159,976
本年度保留溢利如下：			
本公司及附屬公司		**1,894,280**	2,938,338
聯營公司		**711,739**	74,893
共同控制公司		**(106,392)**	146,745
		2,499,627	3,159,976
每股盈利	十	**2.55元**	3.38元

第一百六十三頁至一百九十八頁之附註屬本賬項之一部份，應同時參閱。

已確認收益及虧損綜合計算表

截至二零零一年六月三十日止年度

	附註	2001 港幣千元	2000 港幣千元
物業重估(虧損)／盈餘			
— 其他物業	卅一	**(134,874)**	41,110
— 投資物業	卅二	**(4,407,731)**	5,080,581
		(4,542,605)	5,121,691
折算香港以外公司賬項所產生的滙兌差額	卅一	**772**	176
未確認在綜合損益賬的淨(虧損)／收益		**(4,541,833)**	5,121,867
本年度溢利		**4,394,010**	5,829,344
投資附屬公司之權益被攤薄所產生之收益	卅一	**(75,789)**	(50,033)
本年度確認之投資物業重估盈餘	卅二	**(4,886)**	(7,619)
		4,313,335	5,771,692
已確認淨(虧損)／收益總額		**(228,498)**	10,893,559
綜合賬項產生之資本儲備	卅一	**288,416**	49,685
		59,918	10,943,244

第一百六十三頁至一百九十八頁之附註屬本賬項之一部份，應同時參閱。

資產負債表

二零零一年六月三十日

	附註	本集團 2001 港幣千元	本集團 2000 港幣千元	本公司 2001 港幣千元	本公司 2000 港幣千元
非流動資產					
固定資產					
—投資物業	十一(甲)	**26,331,130**	30,138,973	**—**	—
—其他固定資產	十一(乙)	**10,016,349**	2,556,753	**—**	—
		36,347,479	32,695,726	**—**	—
附屬公司權益	十二	**—**	—	**39,267,135**	40,349,082
聯營公司權益	十三	**15,964,170**	15,871,572	**1,198,695**	213,367
共同控制公司權益	十四	**5,547,087**	6,750,717	**76,921**	95,133
證券投資	十五	**934,393**	908,212	**—**	—
待發展之物業	十六	**4,796,547**	6,219,177	**—**	—
應收分期款	十七(甲)	**2,407,034**	3,335,344	**—**	—
其他應收款	十八	**2,630,803**	2,346,216	**—**	—
		68,627,513	68,126,964	**40,542,751**	40,657,582
流動資產					
租賃土地		**3,492,005**	3,502,743	**—**	—
發展中物業	十九	**11,297,206**	15,559,992	**—**	—
待出售物業		**48,192**	56,752	**—**	—
待出售之建成物業	二十	**5,807,790**	5,116,866	**—**	—
存貨	廿一	**62,484**	36,652	**—**	—
應收客戶合約工程款	廿二	**185,460**	34,815	**—**	—
購買物業按金		**79,869**	70,234	**—**	—
應收貸款		**294,314**	—	**—**	—
應收賬項、預付費用及按金	廿三	**1,021,814**	1,699,800	**27,424**	25,681
應收分期款	十七(乙)	**554,971**	489,605	**—**	—
保管賬存款		**—**	46,530	**—**	—
已抵押銀行存款		**24,070**	—	**—**	—
現金及現金等價物	廿四	**1,557,431**	1,112,184	**767**	844
		24,425,606	27,726,173	**28,191**	26,525
流動負債					
銀行借款及透支					
—有抵押	廿五(甲)	**131,622**	—	**—**	—
—無抵押	廿五(甲)	**1,676,776**	2,331,495	**—**	—
其他無抵押借款	廿五(乙)	**—**	500,000	**—**	—
融資租賃承擔	廿六	**1,004**	—	**—**	—
已收預售樓宇定金		**447**	635,814	**—**	—
租約及其他按金	廿七	**379,118**	372,401	**—**	—
應付賬項及應付費用	廿八	**2,614,813**	2,382,961	**135,084**	130,710
應付客戶合約工程款	廿二	**—**	996	**—**	—
課稅準備		**1,370,972**	1,621,732	**—**	—
擬派股息	九	**947,177**	1,722,140	**947,177**	1,722,140
		7,121,929	9,567,539	**1,082,261**	1,852,850

資產負債表（續）

二零零一年六月三十日

	附註	本集團 2001 港幣千元	本集團 2000 港幣千元	本公司 2001 港幣千元	本公司 2000 港幣千元
流動資產／(負債)淨值		**17,303,677**	18,158,634	**(1,054,070)**	(1,826,325)
總資產減流動負債		**85,931,190**	86,285,598	**39,488,681**	38,831,257
非流動負債					
銀行借款					
—有抵押	廿五(甲)	**279,781**	—	**—**	—
—無抵押	廿五(甲)	**10,600,582**	11,450,000	**—**	—
其他無抵押借款	廿五(乙)	**783,861**	783,861	**—**	—
融資租賃承擔	廿六	**470**	—	**—**	—
土地補價		**17**	18	**—**	—
同母系附屬公司借款		**4,507,417**	925,792	**—**	—
		16,172,128	13,159,671	**—**	—
		69,759,062	73,125,927	**39,488,681**	38,831,257
少數股東權益		**13,445,786**	14,978,215	**—**	—
		56,313,276	58,147,712	**39,488,681**	38,831,257
資本及儲備					
股本	廿九	**3,444,280**	3,444,280	**3,444,280**	3,444,280
股份溢價	三十	**8,387,915**	8,387,915	**8,387,915**	8,387,915
資本儲備	卅一	**1,761,871**	1,683,317	**20,200**	20,200
投資物業重估儲備	卅二	**13,209,198**	17,621,815	**—**	—
溢利保留	卅三	**29,510,012**	27,010,385	**27,636,286**	26,978,862
		56,313,276	58,147,712	**39,488,681**	38,831,257

由董事局於二零零一年十月四日通過。

李兆基)
董事
李達民)

第一百六十三頁至一百九十八頁之附註屬本賬項之一部份，應同時參閱。

綜合現金流量表

截至二零零一年六月三十日止年度

	附註	2001 港幣千元	2000 港幣千元
營運業務現金流入淨值	(甲)	**6,797,641**	3,587,736
投資及融資服務回報			
利息收入		**472,462**	428,415
利息支出		**(1,044,310)**	(1,115,548)
已付融資租賃承擔的財務費用		**(162)**	—
收聯營公司股息		**728,441**	967,164
收共同控制公司股息		**10,400**	2,500
收證券投資股息		**22,374**	10,900
付股息		**(2,669,317)**	(2,324,889)
付少數股東股息		**(524,700)**	(259,870)
投資及融資服務回報現金流出淨值		**(3,004,812)**	(2,291,328)
税項			
付香港利得税		**(655,259)**	(778,286)
付香港以外利得税		**(18,719)**	(16,272)
收退回香港利得税款項		**87,394**	66,038
税項支出		**(586,584)**	(728,520)
投資活動			
出售固定資產		**7,237**	4,758
購入固定資產		**(330,166)**	(693,872)
投資聯營公司		**(154,728)**	(16,587)
投資共同控制公司		**(250)**	—
聯營公司還款／(借款)		**326,649**	(382,616)
共同控制公司還款／(借款)		**742,146**	(1,174,334)
購入附屬公司	(戊)	**398**	(28,075)
購入證券投資		**(744,052)**	(718,758)
增加購入附屬公司之股份		**(1,370,955)**	(12,913)
出售證券投資收入		**760,807**	2,034,841
投資活動現金流出淨值		**(762,914)**	(987,556)
融資前現金流入／(流出)淨值		**2,443,331**	(419,668)
融資	(丙)		
發行股份予少數股東		**898,299**	22,664
少數股東(還款)／科款		**(848,919)**	713,125
銀行新來借款		**9,890,936**	12,634,035
償還銀行借款		**(10,879,876)**	(10,063,811)
償還其他借款		**(500,000)**	(2,992,042)
償還受約束的融資租賃		**(134)**	—
融資現金(流出)／流入淨值		**(1,439,694)**	313,971
增加／(減少)現金及現金等價物		**1,003,637**	(105,697)
七月一日之現金及現金等價物		**(495,276)**	(389,579)
六月三十日之現金及現金等價物	(乙)	**508,361**	(495,276)

附註：

(甲) 應佔聯營公司及共同控制公司溢利減虧損前之經營溢利與來自營運業務之現金流入淨值對賬

	2001 港幣千元	2000 港幣千元
應佔聯營公司及共同控制公司溢利減虧損前之經營溢利	**4,412,351**	6,645,366
利息收入	**(686,651)**	(701,582)
利息支出	**165,740**	508,174
融資租賃承擔的財務費用	**162**	—
證券投資股息收入	**(22,374)**	(10,900)
攤銷及折舊	**105,876**	60,574
出售固定資產虧損	**1,029**	1,914
出售附屬公司部份權益溢利	**(582,181)**	—
出售聯營公司虧損	**4,461**	—
聯營公司清盤虧損	**—**	87,993
出售證券投資利潤	**(101,272)**	(1,239,351)
證券投資減值／(升值)	**58,516**	(31,968)
物業減值準備	**132,635**	891,616
物業減值準備回撥	**(513,622)**	—
投資減值	**60,713**	586,720
商譽撇除	**4,408**	13,921
資本儲備撥轉損益賬	**(75,789)**	(50,033)
投資物業重估儲備撥轉損益賬	**(4,886)**	(7,619)
滙兑差額	**333**	(1,908)
增加其他應收款	**(382,334)**	(122,584)
減少待發展之物業	**1,495,596**	871,412
減少／(增加)租賃土地	**10,738**	(109,138)
(增加)／減少發展中物業	**(1,148,128)**	5,132,659
減少待出售物業	**8,560**	—
增加待出售之建成物業	**(672,194)**	(2,433,548)
(增加)／減少存貨	**(20,850)**	13,278
(增加)／減少應收客戶合約工程款	**(150,645)**	15,213
(增加)／減少購買物業按金	**(9,635)**	9,943
減少／(增加)應收賬項、預付費用及按金	**615,482**	(80,089)
減少應收分期款	**862,944**	995,531
減少保管賬存款	**46,530**	162,507
減少已收預售樓宇定金	**(635,367)**	(8,091,850)
增加租約及其他按金	**6,717**	46,455
增加／(減少)應付賬項及應付費用	**147,141**	(63,891)
減少應付客戶合約工程款	**(996)**	(6,466)
增加同母系附屬公司借款	**3,664,633**	495,387
營運業務現金流入淨值	**6,797,641**	3,587,736

綜合現金流量表(續)

截至二零零一年六月三十日止年度

（乙） 現金及現金等價物結餘分析

	2001 港幣千元	2000 港幣千元
銀行及其他金融機構存款	**1,270,455**	931,532
銀行活期存款及現金	**286,976**	180,652
銀行借款及透支	**(1,049,070)**	(1,607,460)
	508,361	(495,276)

（丙） 年內融資變動分析

	融資租賃承擔 港幣千元	少數股東權益 港幣千元	銀行借款 港幣千元	其他借款 港幣千元	股本 港幣千元	股份溢價 港幣千元
於一九九九年七月一日結餘	—	13,688,055	9,603,811	4,275,903	3,444,280	8,387,915
融資現金流入／(流出)	—	735,789	2,570,224	(2,992,042)	—	—
應佔溢利減已付股息	—	653,410	—	—	—	—
物業重估儲備	—	(51,184)	—	—	—	—
資本儲備	—	2,495	—	—	—	—
少數股東權益減少	—	(50,350)	—	—	—	—
於二零零零年六月三十日結餘	—	14,978,215	12,174,035	1,283,861	3,444,280	8,387,915
於二零零零年七月一日結餘	**—**	**14,978,215**	**12,174,035**	**1,283,861**	**3,444,280**	**8,387,915**
融資現金流入／(流出)	**(134)**	**49,380**	**(988,940)**	**(500,000)**	**—**	**—**
應佔溢利減已付股息	**—**	**335,429**	**—**	**—**	**—**	**—**
物業重估儲備	**—**	**(178,646)**	**—**	**—**	**—**	**—**
資本儲備	**—**	**(54,497)**	**—**	**—**	**—**	**—**
少數股東權益減少	**—**	**(1,661,173)**	**—**	**—**	**—**	**—**
購入附屬公司	**1,410**	**559,259**	**454,596**	**—**	**—**	**—**
出售附屬公司部份權益溢利	**—**	**(582,181)**	**—**	**—**	**—**	**—**
新增融資租賃合約	**198**	**—**	**—**	**—**	**—**	**—**
於二零零一年六月三十日結餘	**1,474**	**13,445,786**	**11,639,691**	**783,861**	**3,444,280**	**8,387,915**

(丁) 購入附屬公司

	2001 港幣千元	2000 港幣千元
購入資產淨值		
固定資產	1,557,605	—
聯營公司權益	16,749	—
證券投資	150	—
待發展之物業	—	240,309
存貨	4,982	—
應收賬項、預付費用及按金	50,440	40,602
已抵押銀行存款	24,070	—
現金及現金等價物	65,224	9,458
應付賬項及應付費用	(52,275)	(83,569)
融資租賃承擔	(1,410)	—
税項	(3,569)	—
銀行借款	(454,596)	—
少數股東權益	(559,259)	—
股東貸款	(161,533)	—
轉為附屬公司前，聯營公司及共同控制公司之賬面價值	(344,882)	—
	141,696	206,800
加：商譽	4,408	2,024
資本儲備	—	(5,890)
	146,104	202,934
支付：		
同母系附屬公司(貸款)／借款	(25,037)	2,015
其他應收款	—	130,028
應收賬項、預付費用及按金	106,315	33,358
現金	64,826	37,533
	146,104	202,934

(戊) 有關收購附屬公司的現金及現金等價物流入／(流出)淨值的分析

	2001 港幣千元	2000 港幣千元
現金代價	(64,826)	(37,533)
收購所得的現金及現金等價物	65,224	9,458
有關收購附屬公司的現金及現金等價物流入／(流出)淨值	398	(28,075)

收購之附屬公司對本集團之經營現金流量淨值，於本年提供港幣157,713,000元，在投資回報及融資費用支出港幣45,414,000元，所支付税項支出為港幣10,301,000元及投資活動已收取港幣155,000元，而支付融資活動的費用是港幣123,169,000元。

收購之附屬公司對本集團的營業額提供港幣170,300,000元及本集團之經營溢利是港幣59,552,000元。

本集團去年購入附屬公司並沒有顯著影響去年之現金流量及經營結果。

一 主要會計決策

(甲) 遵例聲明

本賬項已按照香港會計師公會頒佈所有適用的會計實務準則及詮釋、香港公認會計原則及香港《公司條例》的規定編製，亦符合香港聯合交易所有限公司證券上市規則之適用的披露規定。本集團採用的主要會計決策概述如下。

(乙) 賬項編製基準

除投資及酒店物業，及部分證券投資按市值入賬(見下文會計決策)外，本賬項是以歷史成本作為編製基準。

(丙) 綜合賬項之基本方法

綜合賬項包括恒基兆業地產有限公司及其全部附屬公司每年截至六月三十日止之已經審核之賬項。

期內購入或售出之附屬公司，自收購日起或至售出日止之盈虧已包括於集團之綜合損益賬內。集團內公司之主要交易已於綜合賬中沖銷。

因編製綜合賬所產生之商譽代表附屬公司投資成本超逾收購日有形資產公允價值之數額。此項商譽於收購年度內即予以撇除。而有形資產公允價值超逾附屬公司投資成本之數額則撥入資本儲備賬內。出售附屬公司之損益計算已包括應佔之資本儲備。

(丁) 於附屬公司的投資

附屬公司是指一家本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。

本公司資產負債表內的於附屬公司的投資是按成本減董事會認為在投資出現非暫時性減值時按各附屬公司個別提撥的準備入賬。任何這些準備會在損益賬內確認為支出。

(戊) 聯營公司及共同控制公司

聯營公司是指一家本集團或本公司可以對該公司的管理層產生相當大的影響，包括參與財務及經營決策，但不是控制或聯合控制管理層。

共同控制公司是指一家本集團或本公司與其他方根據合約安排經營的公司。該份合約安排規定本集團或本公司與一名或以上的其他方共同控制該公司的經濟活動。

除非認為所購入及持有的聯營公司或共同控制公司權益會在不久的將來出售，否則於聯營公司或共同控制公司的投資是按權益法記入綜合賬項，並先以成本入賬，然後就本集團佔該聯營公司或共同控制公司淨資產在收購後的變動作出調整。綜合損益賬反映本集團所佔聯營公司及共同控制公司於收購後的年度業績。收購聯營公司或共同控制公司所產生的商譽，即收購成本高於本集團購得所佔可分離淨資產公平價值的餘額，在收購年度內即予以撇除。本集團購得所佔該可分離淨資產公平價值高於投資成本的餘額，則直接記入儲備。

本集團與各聯營公司及共同控制公司之間交易所產生的未變現損益會按集團在聯營公司或共同控制公司所佔的權益比率抵銷；但假如未變現虧損是由轉讓已耗蝕資產而產生，則這些未變現虧損會即時在損益賬內確認。

本年度出售聯營公司或共同控制公司時，出售盈虧的計算已包括應佔之資本儲備。

聯營公司及共同控制公司的業績按本年度的實收及應收股息計入本公司的損益賬，上述股息為有關截至或早於本公司結算日的期間，而收取該股息的權利已於董事會核准本公司賬項之前確定。本公司資產負債表內於聯營公司及共同控制公司的投資是按成本減董事會認為在投資出現非暫時性減值時按各聯營公司或共同控制公司個別提撥的準備入賬。任何這些準備會在損益賬內確認為支出。

一 主要會計決策(續)

(己) 證券投資

在集團就證券投資(於投資附屬公司、聯營公司及共同控制公司的投資除外)的決策如下:—

1. 為既定的長遠目標持續持有的投資歸類為「投資證券」。投資證券於資產負債表內按成本減任何減值準備入賬。當公允價值下跌至低於賬面值時,除非有證據證明價值下跌屬於臨時性質,否則會提撥準備,並於損益賬內確認為支出。有關的準備數額按每項投資個別釐定。

2. 所有其他證券均以公允價值記入資產負債表。公允價值的變動在產生時在損益賬內確認。

3. 在引致減值或撇銷的情況及事項不再存在,並有具説服力的憑證顯示新的情況及事項將會在可預見將來持續下去,則根據投資證券賬面值的準備予以撥回。

4. 出售證券投資的溢利或虧損是按估計出售所得淨額與投資賬面金額之間的差額釐定,並在產生時記入損益賬。

(庚) 收益之計算

在經濟效益可能會流入集團,而收入及成本(如有)能可靠地計算時,有關收入將於損益賬內確認,其方法如下:

1. 出售物業收益

出售物業所得之收益及售出樓宇之分期利息均於物業出售之日或有關政府當局發給之入伙紙或建築完成證明書之日,兩者之較後日期入賬。在收益確認日前所收售出未入伙物業所得之定金及分期款計入資產負債表已收預售樓宇定金內。

2. 經營租賃的租金收入

經營租賃的應收租金收入在租賃期所涵蓋的會計期間內,以等額在損益表確認,但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益表中確認為應收租賃淨付款總額的組成部份。或然租金在其產生的會計期間內確認為收入。

3. 利息收入

銀行存款及應收分期款之利息收入乃按本金及有關之息率以時間分配基準計算。

4. 建築工程之收益

在建築合約的結果能可靠地估計時:

— 固定價格合約的收入會以完工百分率法確認,根據直至當日所產生的合約成本與預計合約總成本的百分比計算;及

— 加本加成合約會參照期內所產生的可收回成本加已賺取的費用確認,根據直至當日所產生的成本與預計合約總成本的比例計算。

如果建築合約的結果不可以可靠地估計,收入只會根據所產生合約成本可能收回的幅度確認。

5. 路橋收入

高速公路的通行費收入,於收取時予以確認。

6. 酒店收入

酒店服務收入在所得之收益及提供該等服務後始入賬。

7. 百貨業務收入

百貨業務之銷貨收入於貨物送出及貨物之擁有權與相關風險轉移予客戶後始入賬。

一 主要會計決策(續)

(辛) 物業評值

1. 地契年期尚餘多於二十年之投資物業均按每年本集團之合資格估值師及最少每三年由獨立估值師估算之公開市值列入資產負債表內。整個投資物業組合估值後之盈餘撥入投資物業重估儲備內。因重估而產生之虧絀之數先以歷年重估盈餘抵銷，其不足之數則計算入損益賬內。

   出售投資物業時，已撥入投資物業重估儲備內之有關重估盈虧將撥入當年之損益賬。

2. 酒店物業乃根據每年之專業估值以公開市值列入資產負債表內。

3. 其他土地及樓宇乃按照成本值減累積折舊後列報。

4. 待出售物業均以成本值或估計之可變現淨值之較低者結算於賬內。可變現淨值乃董事局根據市場環境而估計。

5. 在結算日之待出售之建成物業均以成本值或可變現淨值之較低者入賬。成本值之計算按照此等物業所佔之土地成本及發展費用計算。可變現淨值乃董事局根據市場環境而估計。

6. 待發展及發展中物業按可以區分之成本(包括資本化借貸成本、累計發展成本、物料及供應品、工資及其他直接開支，以及於香港之入伙紙簽發前或於中華人民共和國(「中國」)其他地區之建築完成證明書簽發前之產生之推銷及發展物業有關之一切費用)減去董事會認為必須計提的任何準備後入賬。

7. 以換地權益書換地方式獲批准之租賃土地乃按照成本值在適當情形下提減準備後列報，成本值乃代表所交回政府之換地權益書成本值另加所需付與香港特別行政區政府之土地補價。

8. 其他租賃土地乃按照成本值列於賬項內，在適當情形下將會提減準備。

(壬) 借貸成本

除屬於需要相當時間才可投入原定使用用途或出售之建築工程之借貸成本是會資本化外，其他借貸成本在發生年度內撥入損益計算表內。

(癸) 在建工程合約評值

於結算日之在建工程合約以成本淨額加已確認盈利減已確認損失及按進度開發的賬單數額列在資產負債表上，並適當地計入「應收客戶合約工程款」作為資產或「應付客戶合約工程款」作為負債。

(子) 固定資產攤銷及折舊

1. 投資物業

   由於個別物業在估值當日已考慮該物業之狀況並已計算在估值內，地契剩餘年期不少於二十年之投資物業不予攤銷或折舊。

2. 酒店物業

   酒店物業之地契年期超過二十年者並無作出折舊準備。董事局認為由於對該等建築物經常作出適當之維修及改良，酒店物業之價值得以相應保持，使其並無任何之折舊因素。

3. 公路及橋樑運作權

   高速公路之運作權及橋樑之折舊是按償債基金法計算，平均每年按年率百分之六復合計算折舊及攤銷額，累積折舊於經營期滿後相等於高速公路之運作權及橋樑之總成本值。

一 主要會計決策(續)

4. 其他土地及樓宇

其他土地及樓宇之租賃土地乃按其未屆滿之地契年期以直線法攤銷。

而樓宇是根據相關之地契剩餘時間攤銷或按四十年分攤，兩者中較短者為準。

5. 待發展及發展中物業

待發展及發展中物業不予分期折舊。

6. 其他固定資產

其他固定資產均按照成本值減除折舊後列報。以其估計可用年數以直線折舊法攤銷如下：—

物業裝修、傢具及裝置	百分之二十
其他	百分之十至百分之三十三

(丑) 外幣換算

年中以外幣結算之交易，包括其業務及現金流量直接受本公司影響之於香港以外成立之附屬、聯營及共同控制公司，則按交易日之兑換率，化作港幣計算。凡以外幣結算之貨幣性資產及負債，均照資產負債表結算日之兑換率伸算為港幣。兑換差額已於損益計算表內處理。

其餘以外幣記賬之附屬、聯營及共同控制公司，其外幣賬項均按照資產負債表結算日之兑換率伸算為港幣，所產生之兑換差額已當作儲備變動處理。

(寅) 遞延税項

遞延税項乃就一切重大之時差所引起並有可能在預見將來實現之税務影響按負債法計算的準備。除非遞延税務利益肯定可以實現，否則不予確認。

(卯) 退休福利成本

退休福利計劃供款於產生時記入損益賬。

(辰) 現金等價物

現金等價物是指短期、流動性極高的投資，這些投資可以在沒有通知的情況下容易地換算為已知的現金數額，並在購入後三個月內到期。就編製現金流量表而言，現金等價物也包括須於貸款日起三個月內償還的銀行貸款。

(巳) 租賃

租賃資產

由承租人承擔所有權的絕大部份相關風險及報酬的資產租賃，均歸類為融資租賃。出租人並未轉讓所有權的全部相關風險及報酬的資產租賃，則歸類為經營租賃。

1. 以融資租賃購入的資產

本集團以融資租賃獲得資產的使用權，則將相當於租賃資產公允價值或最低租賃付款額的現值(如為較低的數額)列為固定資產，而相應負債(不計融資費用)則列為融資租賃承擔。折舊是在相關的租賃期或資產的可用年限內，以每年等額沖銷其成本計提；有關的可用年限載列於上文附註1(子)。租賃付款內含的融資費用會計入租賃期內的損益表，使每個會計期間的融資費用與負債餘額的比率大致相同。

2. 用作經營租賃的資產

本集團以經營租賃出租資產，則有關的資產會按性質列入資產負債表，並在適當的情況下，按上文附註1(子)所載本集團的折舊政策計算折舊。經營租賃所產生的收入則根據上文附註1(庚)所載本集團確認收入的政策確認。

3. 經營租賃費用

本集團透過經營租賃使用資產，則根據租賃作出的付款會在租賃期所涵蓋的會計期間內，以等額在損益表扣除，但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。

一　主要會計決策(續)

(午)　有關連人士

在賬項中，如果本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方人士均受制於共同的監控或共同的重要影響下，則被視為有關連人士。

二　分類資料

本公司之主要業務為投資控股，其附屬公司之主要業務為物業發展及投資、發展計劃管理、建築、物業管理、百貨業務、酒店業務、財務、投資控股及基建項目經營。

本集團營業額包括出售物業收入、租金及利息收入、從第三者所賺獲之建築合約收入、基建項目收益、酒店營業收益、百貨業務收入及其他包括管理及售樓佣金，證券投資股息收入以及大廈管理及警衛服務收入。

本集團主要項目之營業額及其對經營溢利之貢獻分析如下：—

	營業額		對經營溢利之貢獻	
	2001	2000	**2001**	2000
	港幣千元	港幣千元	港幣千元	港幣千元
銷售物業	**4,997,855**	13,398,008	**1,461,933**	6,257,135
租金收入	**1,959,693**	1,537,030	**1,303,063**	1,019,093
利息收入	**686,651**	701,582	**686,651**	701,582
建築工程	**367,105**	584,075	**15,637**	30,390
基建項目	**160,926**	—	**107,730**	—
酒店業務	**136,716**	127,987	**47,640**	31,804
百貨業務	**188,252**	217,891	**71,207**	99,392
其他	**671,918**	438,744	**404,211**	110,424
	9,169,116	17,005,317	**4,098,072**	8,249,820
集團其他支出減收入			**(11,807)**	(407,605)
			4,086,265	7,842,215

由於本集團從香港以外地區獲得之營業額及其經營溢利之貢獻少於百份之十，故並無按地區分析提供分類資料。

三　其他收益淨額

	本集團	
	2001	2000
	港幣千元	港幣千元
出售證券投資利潤	**101,272**	1,239,351
其他	**60,098**	56,072
	161,370	1,295,423

四 其他營運收入／(費用)

	本集團 2001 港幣千元	本集團 2000 港幣千元
物業減值準備回撥	**513,622**	—
物業減值準備	**(132,635)**	(891,616)
聯營公司清盤虧損	**—**	(87,993)
其他	**(177,189)**	(339,529)
	203,798	(1,319,138)

五 非營運收入／(費用)

	本集團 2001 港幣千元	本集團 2000 港幣千元
出售附屬公司部份權益溢利(附註)	**582,181**	—
證券投資(減值)／升值	**(58,516)**	31,968
投資減值	**(60,713)**	(586,720)
投資附屬公司之權益被攤薄所產生之收益(附註卅一)	**75,789**	50,033
商譽撇除	**(4,408)**	(13,921)
其他	**(959)**	(2,086)
	533,374	(520,726)

附註： 出售附屬公司部份權益溢利乃指於年內分拆恒基數碼科技有限公司在香港聯合交易所有限公司創業板上市所產生的溢利。

六 除税前經常性溢利

本年度綜合賬除税前經常性溢利，已扣除／（計入）下列各項：

	2001 港幣千元	2000 港幣千元
(甲) 融資成本		
銀行利息	**696,339**	710,072
五年內須全部償還之借款之利息	**285,768**	405,835
融資租賃承擔的財務費用	**162**	—
其他借貸成本	**384,658**	449,850
	1,366,927	1,565,757
減：資本化之數額*		
—利息	**(816,367)**	(607,733)
—其他借貸成本	**(343,272)**	(281,901)
	207,288	676,123

* 借貸成本乃根據年利率6.18%至6.54%（2000年—6.31%至6.69%）之息率資本化。

	2001 港幣千元	2000 港幣千元
(乙) 除已於附註三至六（甲）中披露外之其他項目		
攤銷及折舊		
－自置資產	**108,133**	64,003
－以融資租賃持有的資產	**527**	—
	108,660	64,003
減：資本化之數額	**(2,784)**	(3,429)
	105,876	60,574
員工成本－包括退休福利成本港幣25,814,000元（2000年—港幣22,900,000元）**	**743,243**	648,044
減：資本化之數額（包括退休金成本港幣1,218,000元（2000年—港幣1,329,000元））	**(47,702)**	(40,775)
	695,541	607,269
出售成本		
—待出售之建成物業	**3,062,078**	6,571,196
—存貨	**134,388**	87,307
核數師酬金	**9,570**	9,579
利息收入	**(686,651)**	(701,582)
除支銷港幣555,466,000元（2000年—港幣453,920,000元）後投資物業之租金收入***	**(1,161,809)**	(948,885)
其他除支銷後之租金收入	**(141,254)**	(70,208)
證券投資股息收入		
—有牌價	**(8,932)**	(3,820)
—無牌價	**(13,442)**	(7,080)

** 包括於本集團的員工成本中有港幣372,952,000元（2000年—港幣311,793,000元）屬於直接成本。

*** 包括或然租金收入港幣20,743,000元（2000年－港幣3,668,000元）。

附註： 除税後綜合純利包括在本公司賬項內列報之純利為港幣2,551,778,000元（2000年—港幣6,158,483,000元）。

七 應佔聯營公司溢利減虧損

	本集團	
	2001 港幣千元	2000 港幣千元
應佔除税前之淨溢利／（虧損）：—		
有牌價之聯營公司	**1,410,717**	1,267,489
無牌價之聯營公司	**36,801**	(22,767)
	1,447,518	1,244,722
應佔税項	**(191,297)**	(171,298)
	1,256,221	1,073,424

八 税項

（甲） 綜合損益計算表內列報之税項代表：—

	本集團	
	2001 港幣千元	2000 港幣千元
本年度香港利得税準備	**319,052**	1,161,140
往年度税項準備少計	**14,316**	12,226
往年度利得税退款	**(8,222)**	(8,643)
	325,146	1,164,723
香港以外税項準備	**7,109**	1,126
	332,255	1,165,849

本年度香港利得税準備乃按估計應課税溢利之16%計算。

香港以外税項乃按年內之適用税率就年內在有關境外司法管轄區賺取之估計應課税溢利計算。

（乙） 因時差產生之遞延税項數額不大，故並無撥出遞延税項準備金。

九 股息

	2001 港幣千元	2000 港幣千元
已派中期股息—每股港幣五角五分（2000年—每股港幣五角五分）	**947,177**	947,177
擬派末期股息—每股港幣五角五分（2000年—每股港幣一元）	**947,177**	1,722,140
	1,894,354	2,669,317

十 每股盈利

每股盈利乃按屬本公司股東之溢利港幣4,394,010,000元（2000年—港幣5,829,344,000元），並按年內已發行普通股1,722,140,000股（2000年—1,722,140,000股）計算。於2000年及2001年均無潛在攤薄之每股盈利。

十一 固定資產

(甲) 投資物業

本集團:

	港幣千元
成本值或估值:	
二零零零年七月一日	30,138,973
添置	182,036
由發展中之物業撥轉	272,185
透過收購附屬公司	91,060
重估虧絀	(4,353,124)
二零零一年六月三十日	26,331,130

(乙) 其他固定資產

本集團:

	酒店物業 港幣千元	其他土地及樓宇 港幣千元	待發展/發展中物業 港幣千元	收費公路經營權 港幣千元	橋樑 港幣千元	其他 港幣千元	總值 港幣千元
成本值或估值:							
二零零零年七月一日	1,380,000	509,829	590,167	—	—	515,163	2,995,159
添置	—	194	55,589	2,638	1,757	194,149	254,327
由發展中之物業撥轉	—	—	5,990,504	—	—	—	5,990,504
透過收購附屬公司	—	7,714	—	786,891	653,692	144,171	1,592,468
重新分類	—	—	—	—	2,813	(2,813)	—
出售或撇除	—	(556)	—	—	—	(16,056)	(16,612)
重估虧絀	(135,000)	—	—	—	—	—	(135,000)
二零零一年六月三十日	1,245,000	517,181	6,636,260	789,529	658,262	834,614	10,680,846
攤銷及折舊:							
二零零零年七月一日	—	42,931	—	—	—	395,475	438,406
透過收購附屬公司	—	873	—	32,388	43,159	49,502	125,922
本年度折舊	—	7,214	—	13,598	9,249	78,599	108,660
出售或撇除資產折舊撥回	—	(442)	—	—	—	(8,049)	(8,491)
二零零一年六月三十日	—	50,576	—	45,986	52,408	515,527	664,497
賬面淨值:							
二零零一年六月三十日	1,245,000	466,605	6,636,260	743,543	605,854	319,087	10,016,349
二零零零年六月三十日	1,380,000	466,898	590,167	—	—	119,688	2,556,753
成本值或估值於二零零一年六月三十日代表:							
成本值	—	451,101	6,488,260	789,529	658,262	834,614	9,221,766
估值:							
一九九二年六月三十日	—	20,110	—	—	—	—	20,110
一九九四年六月三十日	—	45,970	—	—	—	—	45,970
一九九七年六月三十日	—	—	148,000	—	—	—	148,000
二零零一年六月三十日	1,245,000	—	—	—	—	—	1,245,000
	1,245,000	517,181	6,636,260	789,529	658,262	834,614	10,680,846

十一 固定資產(續)

(丙) 物業賬面淨值之分析:—

	本集團 2001 港幣千元	本集團 2000 港幣千元
位於香港並簽有		
長期租約	**4,007,518**	4,804,547
中期租約	**28,445,979**	25,552,293
	32,453,497	30,356,840
位於香港以外並簽有		
長期租約	**5,146**	5,292
中期租約	**3,570,601**	2,213,906
	3,575,747	2,219,198
	36,029,244	32,576,038

本集團之投資物業及酒店物業已於二零零一年六月三十日由獨立估價師戴德梁行(其部份員工為香港測量師學會資深會員)及本集團之專業估價師黃浩明先生(香港測量師學會會員)進行重估。重估乃以淨收入並且考慮到物業市場潛在租金變化作為計算公開市值為評估基準。

董事局認為,凡若出售在香港經估值後之物業因而產生之資本增值,無須繳付任何稅項債務。若出售某些中國其他地區已重估之投資物業而產生有關中國土地增值稅及中國所得稅之或然負債可見於附註卅七(己)。

本集團用作經營租賃的投資及酒店物業的賬面總額分別為港幣26,331,130,000元(2000年—港幣30,138,973,000元)及港幣1,245,000,000元(2000年—港幣1,380,000,000元)。

本集團透過於一年至兩年內到期的融資租賃,租用生產機器及設備。於租賃期完結時,本集團有權以優惠價格購入有關的設備。各項融資租賃均不包含或然租金。本集團以融資租賃持有的機器及設備的賬面淨值為港幣2,196,000元(2000年—無)。

本集團已將收費公路經營權抵押予財務機構以取得港幣411,403,000元(2000年—無)銀行貸款。

包括於本集團其他的港幣834,614,000元(2000年—港幣515,163,000元)中有港幣852,000元(2000年—無)屬於橋樑在建工程。

十二 附屬公司權益

	本公司	
	2001	2000
	港幣千元	港幣千元
無牌價股份，成本值	**2,316,366**	2,316,476
附屬公司貸款	**39,155,882**	40,110,009
	41,472,248	42,426,485
減：準備	**(83,000)**	(83,000)
	41,389,248	42,343,485
附屬公司借款	**(2,122,113)**	(1,994,403)
	39,267,135	40,349,082

主要附屬公司之明細詳列於第一百八十七頁至一百九十六頁。

十三 聯營公司權益

	本集團		本公司	
	2001	2000	**2001**	2000
	港幣千元	港幣千元	**港幣千元**	港幣千元
無牌價股份				
股份，成本值	**—**	—	**262,991**	353,261
應佔資產淨值	**1,000,508**	1,248,648	**—**	—
聯營公司貸款	**3,057,088**	3,346,199	**1,064,917**	79,459
	4,057,596	4,594,847	**1,327,908**	432,720
減：準備	**—**	—	**(128,849)**	(218,985)
	4,057,596	4,594,847	**1,199,059**	213,735
聯營公司借款	**(102,098)**	(74,445)	**(364)**	(368)
	3,955,498	4,520,402	**1,198,695**	213,367
於香港上市之有牌價股份				
應佔資產淨值	**12,008,672**	11,351,170	**—**	—
	15,964,170	15,871,572	**1,198,695**	213,367
有牌價股份市值	**20,498,643**	16,460,741	**—**	—

主要聯營公司之明細詳列於第一百九十七頁。

十四 共同控制公司權益

	本集團		本公司	
	2001 港幣千元	2000 港幣千元	**2001** 港幣千元	2000 港幣千元
無牌價股份，成本值	**—**	—	**312**	62
應佔資產淨值	**1,075,850**	1,384,163	**—**	—
共同控制公司貸款	**4,511,111**	5,407,877	**114,234**	115,121
	5,586,961	6,792,040	**114,546**	115,183
共同控制公司借款	**(39,874)**	(41,323)	**(37,625)**	(20,050)
	5,547,087	6,750,717	**76,921**	95,133

主要共同控制公司之明細詳列於第一百九十八頁。

十五 證券投資

	投資證券		其他投資		合計	
	2001 港幣千元	2000 港幣千元	**2001** 港幣千元	2000 港幣千元	**2001** 港幣千元	2000 港幣千元
本集團：						
股份						
有牌價	**549,255**	24,986	**217,760**	678,345	**767,015**	703,331
無牌價	**151,321**	145,963	**16,057**	58,918	**167,378**	204,881
	700,576	170,949	**233,817**	737,263	**934,393**	908,212
有牌價股份市值	**552,783**	75,553	**217,760**	678,345	**770,543**	753,898

十六 待發展之物業

	本集團	
	2001 港幣千元	2000 港幣千元
香港	**1,139,205**	2,730,794
中國其他地區	**3,657,342**	3,488,383
	4,796,547	6,219,177

十七 應收分期款

(甲) 此乃自結算日起十二個月後應收分期款之樓價，結算日後十二個月內之應收分期款，已列入流動資產內。

(乙) 自結算日起十二個月內應收分期款(扣除壞賬準備)之賬齡分析如下：—

	本集團	
	2001 港幣千元	2000 港幣千元
一個月內到期	**476,973**	393,750
逾期一個月但少於三個月	**10,282**	29,448
逾期三個月但少於六個月	**9,285**	3,885
超過六個月	**58,431**	62,522
	554,971	489,605

十八 其他應收款

此已付款項乃用作提供資金予有關物業發展項目，該應收款項需要計算利息及已於二零零一年八月內全部獲償還。

十九 發展中物業

	本集團	
	2001 港幣千元	2000 港幣千元
香港	**10,456,959**	13,910,704
中國其他地區	**840,247**	1,649,288
	11,297,206	15,559,992

約有港幣8,362,753,000元(2000年—港幣13,546,349,000元)發展中物業將於一年後完成。

二十 待出售之建成物業

待出售之建成物業之賬面值，其中以按可變現淨值列賬為港幣2,605,981,000元(2000年—港幣3,256,125,000元)。

廿一 存貨

存貨之賬面值中按可變現淨值列賬為港幣12,153,000元(2000年—港幣423,000元)。

廿二 應收／(應付)客戶合約工程款

	本集團 2001 港幣千元	本集團 2000 港幣千元
於結算日履行中之工程合約：		
已產生之工程成本加確認利潤減估計虧損淨值	**567,968**	169,739
進度款	**(382,508)**	(135,920)
在建工程淨值	**185,460**	33,819
以上項目代表：		
應收客戶合約工程款	**185,460**	34,815
應付客戶合約工程款	**—**	(996)
	185,460	33,819

應收／(應付)客戶合約工程款中分別包括港幣68,853,000元(2000年—港幣29,570,000元)及港幣零元(2000年—港幣996,000元)之預期一年後獲收回及償還的款項。

廿三 應收賬項、預付費用及按金

本集團應收賬項、預付費用及按金中包括港幣416,005,000元(2000年—港幣461,781,000元)之預期一年後獲收回的款項。除此以外，所有款額預期可於一年內收回。

本集團設有特定之信貸政策。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

	本集團 2001 港幣千元	本集團 2000 港幣千元
應收貿易賬款(扣除壞賬準備)之賬齡分析如下：		
一個月內到期	**199,223**	587,288
逾期一個月但少於三個月	**47,083**	68,172
逾期三個月但少於六個月	**50,676**	35,731
超過六個月	**96,458**	120,556
	393,440	811,747
預付費用、按金及其他應收賬款	**628,374**	888,053
	1,021,814	1,699,800

廿四 現金及現金等價物

	本集團		本公司	
	2001	2000	**2001**	2000
	港幣千元	港幣千元	**港幣千元**	港幣千元
銀行及其他金融機構存款	**1,270,455**	931,532	**—**	—
銀行活期存款及現金	**286,976**	180,652	**767**	844
	1,557,431	1,112,184	**767**	844

廿五 銀行借款、透支及其他借款

	本集團	
	2001	2000
	港幣千元	港幣千元
銀行借款及透支(附註甲)		
—有抵押	**411,403**	—
—無抵押	**12,277,358**	13,781,495
	12,688,761	13,781,495
其他無抵押借款(附註乙)	**783,861**	1,283,861
	13,472,622	15,065,356
(甲) 銀行借款及透支償還期列報如下:—		
一年內並已列入流動負債項下	**1,808,398**	2,331,495
一年後並已列入非流動負債項下		
一年後及兩年內	**6,764,631**	6,800,000
兩年後及五年內	**4,018,752**	4,650,000
五年後	**96,980**	—
	10,880,363	11,450,000
	12,688,761	13,781,495
(乙) 其他無抵押借款償還期列報如下:—		
一年內並已列入流動負債項下	**—**	500,000
一年後並已列入非流動負債項下		
一年後及兩年內	**783,861**	26,320
兩年後及五年內	**—**	757,541
	783,861	783,861
	783,861	1,283,861

包括於其他無抵押借款內之外幣借款，乃根據與銀行安排之固定匯率外幣對掉交易折算，共為港幣757,541,000元(2000年—港幣757,541,000元)。

廿六 融資租賃承擔

於二零零一年六月三十日，本集團的融資租賃承擔的還款期如下：

	2001			2000		
	最低租賃付款額現值 港幣千元	日後期間的利息支出 港幣千元	最低租賃付款總額數 港幣千元	最低租賃付款額現值 港幣千元	日後期間的利息支出 港幣千元	最低租賃付款額總額 港幣千元
一年內並已列入流動負債項下	**1,004**	**217**	**1,221**	—	—	—
一年後並已列入非流動負債項下						
一年後及五年內	**470**	**93**	**563**	—	—	—
	1,474	**310**	**1,784**	—	—	—

廿七 租約及其他按金

本集團租約及其他按金中包括港幣226,612,000元（2000年—港幣240,189,000元）之預期一年後支付的款項。除此以外，所有款項預期於一年內支付。

廿八 應付賬項及應付費用

本集團應付賬項及應付費用中包括港幣287,703,000元（2000年—港幣271,775,000元）之預期一年後支付的款項。除此以外，所有款項預期於一年內支付。

	本集團	
	2001 港幣千元	2000 港幣千元
應付貿易賬款之到期日分析如下：		
欠款一個月內及按要求還款	**251,744**	284,743
欠款一個月後及三個月內	**1,097,550**	237,786
欠款三個月後及六個月內	**179,495**	897,269
欠款六個月後	**794,052**	538,718
	2,322,841	1,958,516
其他應付賬項及應付費用	**291,972**	424,445
	2,614,813	2,382,961

廿九 股本

	股數		票面值	
	2001 千計	2000 千計	**2001** 港幣千元	2000 港幣千元
法定股本				
普通股每股港幣二元	**1,800,000**	1,800,000	**3,600,000**	3,600,000
發行及繳足股本				
普通股每股港幣二元	**1,722,140**	1,722,140	**3,444,280**	3,444,280

三十 股份溢價

股份溢價之應用是受香港《公司條列》第48B條所管轄。

卅一 資本儲備

本集團：

	其他物業重估儲備 港幣千元	綜合賬項儲備 港幣千元	資本贖回儲備 港幣千元	匯兑儲備 港幣千元	其他儲備 港幣千元	合計 港幣千元
於一九九九年七月一日結存	355,853	1,268,879	20,200	(4,919)	2,315	1,642,328
其他物業重估虧絀	(229)	—	—	—	—	(229)
應佔聯營公司物業重估升值	41,339	—	—	—	—	41,339
綜合賬項產生之資本儲備	—	49,685	—	—	—	49,685
計入損益賬(附註)	—	(50,033)	—	—	—	(50,033)
投資香港以外聯營公司之匯兑差額	—	—	—	176	—	176
由損益賬撥轉	—	—	—	—	51	51
於二零零零年六月三十日結存	396,963	1,268,531	20,200	(4,743)	2,366	1,683,317
計入：						
本公司及附屬公司	345,395	1,268,531	20,200	—	2,366	1,636,492
聯營公司	51,568	—	—	(4,743)	—	46,825
	396,963	1,268,531	20,200	(4,743)	2,366	1,683,317

本集團：

	其他物業重估儲備 港幣千元	綜合賬項儲備 港幣千元	資本贖回儲備 港幣千元	匯兑儲備 港幣千元	其他儲備 港幣千元	合計 港幣千元
於二零零零年七月一日結存	396,963	1,268,531	20,200	(4,743)	2,366	1,683,317
其他物業重估虧絀	(94,958)	—	—	—	—	(94,958)
應佔聯營公司物業重估虧絀	(39,916)	—	—	—	—	(39,916)
綜合賬項產生之資本儲備	—	288,416	—	—	—	288,416
計入損益賬(附註)	—	(75,789)	—	—	—	(75,789)
投資香港以外聯營公司之匯兑差額	—	—	—	772	—	772
由損益賬撥轉	—	—	—	—	29	29
於二零零一年六月三十日結存	262,089	1,481,158	20,200	(3,971)	2,395	1,761,871
計入：						
本公司及附屬公司	250,437	1,481,158	20,200	—	2,395	1,754,190
聯營公司	11,652	—	—	(3,971)	—	7,681
	262,089	1,481,158	20,200	(3,971)	2,395	1,761,871

附註： 因投資於附屬公司之權益被攤薄所產生之收益包括於資本儲備之中，而每期計入綜合損益賬之數額乃按照附屬公司相關物業獲發建築完成證明書而定。

卅一 資本儲備(續)

本公司：

	資本贖回儲備	
	2001	2000
	港幣千元	港幣千元
於七月一日及六月三十日結存	**20,200**	20,200

資本贖回儲備之應用是受香港《公司條列》第49H條所管轄。

重估儲備、綜合賬項儲備及匯兑儲備之設立，將根據就透過收購附屬公司、聯營公司及共同控制公司所產生之商譽，物業重估及外幣換算所採用之會計決策(附註一)處理這些儲備。

其他儲備代表就成立於中國之公司的法定儲備。根據中國有關對於外資全資公司的條例及守則，本集團的其中一間附屬公司在年度內需要最少撥轉按中國會計守則計算除税後溢利的10%往儲備基金，直至此儲備基金的結存達至該附屬公司註冊資本的50%。法定儲備基金可用來抵銷過往年度的虧損，但不得分派予股東。

卅二 投資物業重估儲備

	本集團	
	2001	2000
	港幣千元	港幣千元
於七月一日結存	**17,621,815**	12,548,853
重估(虧絀)／升值	**(4,192,498)**	4,886,946
應佔聯營公司重估虧絀	**(27,245)**	(179,926)
應佔共同控制公司重估(虧絀)／升值	**(187,988)**	373,561
售出物業撥轉損益賬	**(4,886)**	(7,619)
於六月三十日結存	**13,209,198**	17,621,815
計入：		
本公司及附屬公司	**12,136,533**	16,333,917
聯營公司	**945,545**	972,790
共同控制公司	**127,120**	315,108
	13,209,198	17,621,815

投資物業重估儲備之設立及應用乃根據適用於投資物業之會計決策(附註一)。

卅三 溢利保留

	本集團		本公司	
	2001	2000	**2001**	2000
	港幣千元	港幣千元	港幣千元	港幣千元
於七月一日結存	**27,010,385**	23,850,409	**26,978,862**	23,489,696
本年度保留溢利	**2,499,627**	3,159,976	**657,424**	3,489,166
於六月三十日結存	**29,510,012**	27,010,385	**27,636,286**	26,978,862
保留溢利如下：				
本公司及附屬公司	**26,525,813**	24,631,533		
聯營公司	**2,866,043**	2,154,304		
共同控制公司	**118,156**	224,548		
	29,510,012	27,010,385		

卅四 可分派之儲備

於二零零一年六月三十日本公司可分派之儲備為港幣27,636,286,000元(2000年—港幣26,978,862,000元)。

卅五 承擔項目

於二零零一年六月三十日，本集團未包括在賬項內之承擔項目如下：—

		本集團	
		2001	2000
		港幣千元	港幣千元
(1)	就物業收購及未來發展及有關 內部裝修費用並已簽約之承擔	**1,202,569**	2,154,122
(2)	位於香港以外成立之附屬公司及聯營公司所需承擔的責任	**2,824,073**	3,247,983
(3)	就合約責任提供資金予物業發展項目之承擔	**5,507,000**	6,550,000
(4)	已由董事局批准但尚未簽約之 未來發展及有關內部裝修費用	**2,709,537**	3,419,778
		12,243,179	15,371,883

根據結算日之資料，董事局估計本集團於上述承擔項目支付日期如下：—

	本集團	
	2001	2000
	港幣千元	港幣千元
一年內	**7,893,758**	9,137,037
一年後及兩年內	**1,488,276**	2,026,735
兩年以後	**2,861,145**	4,208,111
	12,243,179	15,371,883

卅六 重要租賃安排

本集團分別為經營租賃之出租人及承租人。本集團應不可解除的經營租賃承擔如下：

(甲) 出租人

本集團以經營租賃租出若干物業。這些租賃一般初步為期一年至六年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。有關出租物業之賬面淨額已刊載於附註十一。

於本年度確認為經營租賃收入之港幣1,959,693,000元(2000年—港幣1,537,030,000元)已包括在綜合損益計算表中。

本集團根據不可解除的經營租賃在日後應收的最低租賃付款額總數如下：

	2001	2000
	港幣千元	港幣千元
一年內	**1,587,358**	1,438,187
一年後但五年內	**1,610,775**	2,297,971
五年後	**73,750**	114,303
	3,271,883	3,850,461

卅六 重要租賃安排（續）

（乙） 承租人

(1) 本集團以經營租賃租入若干物業。這些租賃一般初步為期一至三年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。各項經營租賃均不包含或然租金。

於本年度確認為經營租賃物業費用之港幣27,025,000元（2000年—港幣16,931,000元）已包括在綜合損益計算表中。

本集團根據不可解除的經營租賃在日後應付的最低付款額總數如下：—

	2001 **港幣千元**	2000 港幣千元
一年內	**14,023**	10,568
一年後但五年內	**10,300**	13,332
五年後	**4,360**	—
	28,683	23,900

(2) 本集團亦有以經營租賃租用電訊網絡設備。部份租賃是沒有特定條款而其餘的租賃起首期為三個月、六個月或一年，當起首租賃期屆滿後可選擇再續期。沒有任何租賃包括或然租金。

於本年度確認為經營租賃電訊網絡設備費用之港幣11,594,000元（2000年—港幣1,519,000元）已包括在綜合損益計算表中。

本集團根據不可解除的經營租賃在日後應付的最低付款額總數如下：—

	2001 **港幣千元**	2000 港幣千元
一年內	**7,512**	9,911
一年後但五年內	**98**	1,500
	7,610	11,411

卅七 或然負債

於二零零一年六月三十日，本集團及本公司之或然負債如下：—

	本集團		本公司	
	2001 **港幣千元**	2000 港幣千元	**2001** **港幣千元**	2000 港幣千元
（甲） 本公司及附屬公司為樓宇買家向財務公司發出之擔保	**151,314**	161,436	**6,176**	15,175
（乙） 本公司為附屬公司向銀行發出之擔保	**—**	—	**9,960,204**	11,264,487
（丙） 本公司為共同控制公司向銀行發出之擔保	**3,380,529**	—	**3,380,529**	—
（丁） 本公司為若干附屬公司向債券或擔保票據持有人發出之擔保	**—**	—	**759,000**	1,260,310
	3,531,843	161,436	**14,105,909**	12,539,972

（戊） 本公司向第三者發出擔保保證有關附屬公司就合作物業發展計劃應佔出資及物業發展項目提供資金之已簽約承擔。於二零零一年六月三十日，該等擔保之或然負債為港幣5,960,000,000元（2000年—港幣6,844,000,000元）。

卅七 或然負債(續)

(己) 根據本公司與一間附屬公司於一九九六年三月十五日簽定之賠償保證契約，本公司願意於指定情況下承擔賠償有關該附屬公司在出售其於一九九五年十二月三十一日所持有之物業權益而引致之任何應繳之中國所得税及中國土地增值税("土地增值税")。於二零零一年六月三十日，本公司有關於該附屬公司若干投資物業於二零零一年六月三十日重估所引起之或然中國所得税及土地增值税負債為港幣16,000,000元(2000年—港幣28,000,000元)及港幣21,000,000元(2000年—港幣37,000,000元)。惟該附屬公司之董事現時未有出售該等物業之意圖。

(庚) 按照本集團於二零零零年二月十六日獲授的固定電訊網絡服務牌照的條款，於二零零一年六月三十日，本集團就一間附屬公司的銀行履約擔保承擔或然負債為港幣19,000,000元(2000年－港幣40,000,000元)。

卅八 有關連人士的重大交易

(甲) 同母系附屬公司交易：

本集團與恒基兆業有限公司及其附屬公司之重大交易如下：

	本集團	
	2001 港幣千元	2000 港幣千元
貸款安排費(註1)	**343,272**	382,691
工程建築收入(註2)	**32,006**	45,013
大廈管理服務收入(註2)	**38,598**	37,332
租務佣金收入(註3)	**7,982**	7,678
其他利息支出(註4)	**157,541**	91,890
其他投資之收購價(註5)	**12,400**	—

註：

(1) 貸款安排費乃按當時有關貸款結餘額參考香港銀行同業拆息計算。

(2) 工程建築收入代表所產生的成本加上若干百份比之服務費用及大廈管理服務收入乃採用成本加成定價法計算。

(3) 租務佣金收入乃按照有關物業之租金收入釐定。

(4) 其他利息支出乃參考香港銀行同業拆息計算。

(5) 其他投資之收購價乃參照當時市場價格而釐定。

(6) 於二零零一年六月三十日，同母系附屬公司之借款已列於資產負債表中。

卅八 有關連人士的重大交易(續)

(乙) 與聯營公司及共同控制公司交易:

本集團與其聯營公司及共同控制公司之重大交易如下:

	本集團 2001 港幣千元	本集團 2000 港幣千元
其他利息收入(註1)	**65,696**	102,702
工程建築收入(註2)	**—**	14,768
租務佣金收入(註3)	**2,205**	2,185
管理費收入(註4)	**42,767**	14,988
專業費用收入(註2)	**26,125**	—
其他利息支出(註1)	**—**	434
獲取物業發展權之支付金額(註5)	**900,000**	600,000

註:

(1) 其他利息收入及支出乃參照香港銀行同業拆息或香港最優惠利率計算。

(2) 工程建築收入代表所產生的成本加上若干百份比之服務費用及專業費用乃採用成本加成定價法計算。

(3) 租務佣金收入乃按照有關物業之租金收入釐定。

(4) 管理費收入乃按照本集團與有關聯營公司或共同控制公司所簽定之合約收費細則而收取。

(5) 獲取物業發展權之支付金額乃按照本集團與有關聯營公司所簽定之合約付款細則支付。

(6) 於二零零一年六月三十日,聯營公司及共同控制公司之借款已列於附註十三及十四中。

(丙) 與關聯公司交易:

本集團與由本集團董事管理之基金之重大交易如下:

	本集團 2001 港幣千元	本集團 2000 港幣千元
工程建築收入(註1)	**120,540**	157,800
租務佣金收入(註2)	**1,591**	2,974
銷售佣金收入(註2)	**3,830**	8,878

註:

(1) 工程建築收入代表所產生的成本加上若干百份比的服務費用。

(2) 租務佣金及銷售佣金收入乃按照有關物業租金及銷售金額計算。

卅九 董事酬金

(甲) 依照香港《公司條例》第161節列報之董事酬金如下：—

	本集團 2001 港幣千元	本集團 2000 港幣千元
執行董事		
董事袍金	**940**	940
基本薪金、房屋津貼、其他津貼及實物利益	**35,546**	34,827
退休金供款	**1,297**	1,175
酌定花紅	**23,968**	24,799
	61,751	61,741
非執行董事		
董事袍金	**140**	140
基本薪金、房屋津貼、其他津貼及實物利益	**3,000**	3,000
	3,140	3,140
獨立非執行董事		
董事袍金	**240**	240
其他	**250**	—
	490	240

(乙) 董事之酬金介乎下列款額之人數如下：—

酬金：

港元	本集團 2001 董事人數	本集團 2000 董事人數
無 至 1,000,000	**5**	6
2,500,001 至 3,000,000	**1**	1
3,000,001 至 3,500,000	**4**	3
3,500,001 至 4,000,000	**2**	1
4,000,001 至 4,500,000	**1**	1
4,500,001 至 5,000,000	**—**	1
5,000,001 至 5,500,000	**1**	1
5,500,001 至 6,000,000	**—**	1
6,000,001 至 6,500,000	**1**	—
7,000,001 至 7,500,000	**—**	1
8,000,001 至 8,500,000	**2**	1
11,500,001 至 12,000,000	**1**	—
13,500,001 至 14,000,000	**—**	1

四十 高級管理人員酬金

五名最高薪僱員，其中四名（2000年：四名）為董事，其酬金已披露在附註卅九內。其餘一位（2000年：一位）之累計酬金如下：—

	本集團	
	2001 港幣千元	2000 港幣千元
薪金及其他酬金	**4,240**	2,109
酌定花紅	**1,500**	5,128
退休金供款	**157**	80
	5,897	7,317

四十一 最終控股公司

本公司董事局認為於二零零一年六月三十日之最終控股公司乃在香港註冊成立之恒基兆業有限公司。

四十二 比較數字

若干比較數字經予重新分類，以符合本年度賬項形式。

主要附屬公司

二零零一年六月三十日

除特別註明外，所有主要附屬公司皆在香港註冊及經營，其有關資料如下：—

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	本公司	附屬公司
(甲) 物業發展				
(i) 香港註冊及經營業務				
Avion Investment Limited	3,000,000	1	100	—
寶雅置業有限公司	500	100	100	—
億彩發展有限公司	10,000	1	100	—
益利發展有限公司	2	1	—	100
億雄發展有限公司	2	1	—	100
敦鴻發展有限公司	10,000	1	100	—
波加置業有限公司	20,000	100	—	100
* 明貿發展有限公司	1,000	1	—	100
* Camleigh Investment Limited	100,000+	10	100	—
* Camleigh Investment Limited	2++	10	—	—
* Camleigh Investment Limited	40,000+++	100	100	—
* Camus Investment Limited	1,000	100	100	—
* 勝凱發展有限公司	2	1	—	100
展寶發展有限公司	2	1	—	100
綽邦發展有限公司	2	1	—	100
* 豐永發展有限公司	2	1	—	100
鉅添發展有限公司	2	1	—	100
冠津有限公司	100	1	—	80
* 泰麟國際有限公司	2	1	—	100
好達置業有限公司	2	1	—	100
* Dili Investment Limited	500	100	100	—
* 龍彩發展有限公司	10	1	—	70
Dupple Investment Limited	30,000	100	100	—
順環有限公司	2	1	—	100
* 依智利置業有限公司	100,000	100	100	—
* 凱峰企業有限公司	500+	100	100	—
* 凱峰企業有限公司	2++	100	—	—
輝協發展有限公司	2	1	—	100
Fleetman Investment Limited	1,000	1	—	70
豐樂發展有限公司	2	1	—	100
* 豐傑發展有限公司	2	1	100	—
福霸發展有限公司	10,000	1	100	—
福捷發展有限公司	1,000	1	—	100
利年發展有限公司	2	1	—	100
溢至投資有限公司	2	1	—	100
盈基發展有限公司	1,000	1	—	75
* 佳偉發展有限公司	10,000	1	—	100
* 富萬發展有限公司	2	1	—	100
加隆置業有限公司	20,000	100	—	100
彩和發展有限公司	10,000	1	100	—
彩霸發展有限公司	1,000	1	—	100

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(甲) 物業發展(續)				
Gesund Investment Company Limited	2	100	—	100
威發隆發展有限公司	3,000,000	1	—	100
景翠發展有限公司	1,000	1	—	100
* 卓昇發展有限公司	2	1	—	100
康裕企業有限公司	10,000	1	—	100
廣敏發展有限公司	10,000	1	100	—
* 旺泰發展有限公司	2	1	100	—
宏爵發展有限公司	2	1	—	100
* 利達高發展有限公司	2	1	—	100
* 喜田地產有限公司	100	1	—	80
* 顯萬發展有限公司	2	1	—	100
* 康翠發展有限公司	100+	1	100	—
* 康翠發展有限公司	2++	1	—	—
仲世投資有限公司	2	1	—	100
祖利任有限公司	2	1	—	100
顯新發展有限公司	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* 啟謙投資有限公司	10,000	1	—	100
* 廣基置業有限公司	2	1	100	—
* 廣基置業有限公司	10,000**	100	100	—
隆暉發展有限公司	1,000	1	—	100
朗穎發展有限公司	2	1	—	100
禮通投資有限公司	100	1	—	100
* 朗捷發展有限公司	1,000	1	—	100
朗安發展有限公司	1,000	1	—	100
* 利萬發展有限公司	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
銘才發展有限公司	1,000	1	—	100
敏寶發展有限公司	2	1	—	100
* 萬和建業有限公司	30,000	100	100	—
萬財發展有限公司	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* 敬新有限公司	2	1	100	—
萬里發展有限公司	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
納滿置業有限公司	2	1	100	—
* 業萬發展有限公司	2	1	—	100
* 新置發展有限公司	1,000	1	—	100
新添發展有限公司	2	1	—	100
新基業發展有限公司	2	1	—	100
* Ohtori Investment Limited	2	1	100	—
* 安豐發展有限公司	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(甲) 物業發展(續)				
* 百龍發展有限公司	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
達萬發展有限公司	2	1	—	100
* 威統發展有限公司	2	1	—	100
利鋒發展有限公司	1,000	1	—	100
* 鈞利置業有限公司	10,000	100	100	—
利先置業有限公司	4	100	—	75
Reeltack Investment Limited	30,000	100	—	100
* 裕時發展有限公司	2	1	—	100
裕銀發展有限公司	2	1	—	100
Rightlane Investment Limited	2	1	100	—
可越發展有限公司	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
增光置業有限公司	1,000	1	—	100
真星置業有限公司	10,000	1	100	—
思朗發展有限公司	2	1	—	100
* 崇景建業有限公司	2+	1	100	—
* 崇景建業有限公司	20,000**	100	100	—
* 崇景建業有限公司	2++	1	—	—
* 傑耀發展有限公司	100	1	—	60
傑運發展有限公司	10,000	1	—	100
* 俊光發展有限公司	2	1	—	100
順盛企業有限公司	10,000	1	—	100
捷誠置業有限公司	10,000	1	100	—
星飛有限公司	2	1	—	100
誠宇發展有限公司	2	1	—	100
成冠發展有限公司	2	1	—	100
* 成霸發展有限公司	2	1	—	100
* 明崇發展有限公司	2	1	—	100
* 敦匯發展有限公司	2	1	—	100
* 添永發展有限公司	10	1	—	80
* 達泰發展有限公司	2	1	—	100
統樂發展有限公司	10,000	1	100	—
名堡置業有限公司	100	1	—	100
* 上昌發展有限公司	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
成傑發展有限公司	2	1	—	100
Vignette Investment Limited	2	1	—	100
* 達添發展有限公司	1,000	1	—	90.10
東鵬發展有限公司	10,000	1	100	—
威望發展有限公司	100	1	—	60

	已發行／實繳 註冊股本	權益擁有之百分比 本公司	附屬公司
(甲) 物業發展(續)			
(ii) 中國成立及經營業務			
* 北京高億房地產開發有限公司	美元8,400,000	—	70 @
* 北京恒兆置業有限公司	人民幣655,000,000	—	100 @
* 寶享房地產(深圳)有限公司	美元9,560,000	—	100
* 東莞恒駿廣場開發有限公司	港元15,429,190	—	70 @
* 東莞樟恒商住開發有限公司	人民幣19,069,725	—	70
* 廣州芳村恒基房地產發展有限公司	人民幣211,650,140	—	100 @
* 裕年發展置業(上海)有限公司	美元12,000,000	—	100
* 廣東嘉星房地產有限公司	港元148,845,677	—	100 @
* 廣州市廣安房產發展有限公司	美元17,947,550	—	62 @
* 廣州廣恒房產發展有限公司	美元16,393,165	—	72 @
* 廣州廣南房產發展有限公司	人民幣125,969,120	—	68.40 @
* 廣州市恒果房地產開發有限公司	港元61,150,866	—	80
* 廣州建恒房地產發展有限公司	美元17,000,000	—	100 @
* 廣州捷駿房地產開發有限公司	港元310,000,000	—	100 @
* 廣州捷通房地產開發有限公司	港元184,000,000	—	95 @
* 中光發展置業(上海)有限公司	美元12,000,000	—	100
* 仲合房地產(深圳)有限公司	美元4,360,000	—	100
* 捷升發展置業(上海)有限公司	美元12,000,000	—	100
* 上海興輝置業有限公司	美元26,843,216	—	99
* 上海恒成置業發展有限公司	美元33,340,000	—	85
* 上海恒濟置業發展有限公司	美元3,734,015	—	75 @
* 上海恒隴置業發展有限公司	美元1,652,071	—	75 @
* 上海恒平置業發展有限公司	美元3,393,525	—	75 @
* 上海恒瑞置業發展有限公司	美元1,795,219	—	75 @
* 上海恒太置業發展有限公司	美元6,540,401	—	75 @
* 上海恒宛置業發展有限公司	美元5,653,580	—	75 @

@ 此乃應佔附屬公司之溢利百分比。

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
（乙）物業投資				
* 建巧投資有限公司	2	1	—	100
* 賓冠置業有限公司	2	1	—	100
* 波雅置業有限公司	2	100	—	100
* 波雅置業有限公司	1,000**	100	—	100
* 威發置業有限公司	1,000	1	—	100
* 享潤投資有限公司	10,000	1	—	100
世欣發展有限公司	2	1	—	100
* 中確實業有限公司	10	1	—	100
* 財峰有限公司	10,000	1	72.80	—
* 財峰有限公司	10,000**	1	72.80	—
* 永順利發展有限公司	1,000	1	—	100
大城市有限公司	3,000,000	1	—	100
日冠發展有限公司	2	1	—	100
* 戴寶置業有限公司	2	1	100	—
迪加置業有限公司	2	1	—	100
迪加置業有限公司	2**	1	—	100
* 地隆置業有限公司	2	100	100	—
* 迪靈傑置業有限公司	2	1	—	100
* 迪靈傑置業有限公司	2**	1	—	100
龍閣地產有限公司	2	1	—	100
* 怡勝發展有限公司	2	1	100	—
怡福發展有限公司	2	1	—	100
怡運發展有限公司	2	1	—	100
新福有限公司	2	1	—	100
旺偉發展有限公司	1,000	1	—	100
* 景寶發展有限公司	1,000	1	—	100
景協發展有限公司	2	1	—	100
真利多投資有限公司	2	1	—	100
旺冠發展有限公司	1,000	1	—	100
金龍建業有限公司	12,200	100	—	100
夏爽有限公司	1,000	1	100	—
鴻順置業有限公司	20,000	100	—	100
依時威置業有限公司	2	1	—	100
捷高置業有限公司	2	1	—	100
* 朗富發展有限公司	1,000	1	—	100
樂晶發展有限公司	2	1	100	—
* 名士威有限公司	2	1	—	100
貫天置業有限公司	10,000	1	—	100
昌明科技有限公司	10,000	1	—	100
德運發展有限公司	1,000	1	—	100
希祿發展有限公司	10,000	1	—	94.40
Vansittart Investment Limited	2	1	—	100
* 偉城企業有限公司	2	1	—	100
* 年加發展有限公司	1,000	1	—	100
* 榮彩發展有限公司	2	1	100	—
統怡發展有限公司	2	1	100	—

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(丙) 財務				
* 中國物業財務有限公司	2	1	—	100
豪駿國際財務有限公司	10	1	—	60
* 數碼財務有限公司	2	1	—	100
* 恒基數碼財務有限公司	2	1	—	100
* 恒基(中國)財務有限公司	10,000	1	—	100
恒基國際財務有限公司	250,000	100	100	—
恒基兆業發展信貸有限公司	2	1	—	100
恒基兆業發展財務有限公司	1,000	100	—	100
Henderson Investment Credit (1997) Limited	2	1	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (1997) Limited	2	1	100	—
Henderson Land Credit (2000) Limited	2	1	100	—
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
* Henderson Land International Credit (Cayman Islands) Limited (開曼群島註冊及經營業務)	2	美元1	100	—
* Henderson Land Treasury (Cayman Islands) Limited (開曼群島註冊及經營業務)	2	美元1	100	—
* Henderson Land Treasury (Cayman Islands) Limited (開曼群島註冊及經營業務)	—	日圓 10,000,000,000 (附註甲)	—	—
恒基兆業地產財務有限公司	2	1	100	—
* 恒基地產財務有限公司	2	1	100	—
* 地財有限公司	2	1	100	—
* Hiram Assets Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
寶遠財務有限公司	2	1	100	—
威力高國際有限公司	2	1	—	100
統佳財務有限公司	100	1	—	90
盛遠財務有限公司	100,000	1	—	100
West Chelsea Holdings Co. Limited (英屬處女群島註冊及經營業務)	2	美元1	100	—
West Chelsea Holdings Co. Limited (英屬處女群島註冊及經營業務)	126,677,935+++	美元1	100	—

附註：

(甲) 此乃於2002年到期年息率為3.5%之擔保債券之本金。

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(丁) 建築				
裕民建築有限公司	50,000	100	100	—
恒達建築有限公司	2	100	100	—
(戊) 物業管理				
比華利山(物業管理)有限公司	2	1	—	100
粉嶺中心(管理)有限公司	2	1	—	100
花都廣場管理有限公司	10	1	—	60
冠威管理有限公司	2	1	—	100
恒毅物業管理有限公司	2	1	—	100
恒益物業管理有限公司	1,000	100	100	—
* 恒盛(中國)物業管理有限公司 (香港註冊及中國經營業務)	2	1	—	100
新都城管理有限公司	2	1	—	100
上水中心管理有限公司	2	1	—	100
新港城物業管理有限公司	2	1	—	100
偉邦物業管理有限公司	2	1	100	—
(己) 控股投資				
(i) 香港註冊及經營業務				
仁嘉發展有限公司	2	1	—	100
祥貴發展有限公司	2	1	—	100
中國投資集團有限公司	300,000	1,000	—	64.06
兆權發展有限公司	2	1	100	—
迪斯利置業有限公司	2	1	—	100
迪斯利置業有限公司	1,000**	1	—	100
鑑良發展有限公司	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
恒基兆業發展有限公司	2,817,327,395	0.20	—	73.34
年達發展有限公司	10,000	1	85	—
Macrostar Investment Limited	2	1	—	100
* 敏鵬有限公司	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
隆添發展有限公司	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
兆堅建業有限公司	1,500	1	—	94.40
兆堅建業有限公司	150,000**	100	—	94.40
利耀發展有限公司	2	1	—	100
Wiselin Investment Limited	2	1	—	100

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(己) 控股投資(續)				
(ii) 英屬處女群島註冊及經營業務				
Bonstar Limited	1	美元1	—	100
* Citimax Investment Limited	1	美元1	—	100
Felix Technology Limited	1	美元1	—	100
Goldmark Venture Limited	1	美元1	—	100
Higgins Holdings Limited	1	美元1	—	100
Kingsview International Limited	1	美元1	—	100
Midlink Pacific Limited	1	美元1	—	100
Multiglade Holdings Limited	1	美元1	—	100
Newspeed Technology Limited	1	美元1	—	100
Newmarket International Limited	10	美元1	—	100
Parson Investment Limited	1	美元1	—	100
Podar Limited	1	美元1	—	100
Ranko Investment Limited	1	美元1	—	100
Rejoice Investments Limited	1	美元1	—	100
* Senway Technology Limited	1	美元1	—	100
St. Helena Holdings Co. Limited	3	美元1	—	100
Threadwell Limited	1	美元1	—	100
Topgoal Limited	1	美元1	—	100
(iii) 英屬處女群島註冊，在香港經營業務				
Jetsome Limited	1	美元1	—	100
Midlink Limited	1	美元1	—	100
(iv) 開曼群島註冊，在香港經營業務				
* 恒基數碼科技有限公司	5,000,000,000	0.1	—	66.67
(v) 新加坡註冊，在中國經營業務				
新誠集團有限公司	1,200,000	新加坡元1	—	66
(vi) 百慕達註冊，在中國經營業務				
* Henderson China Holdings Limited	496,776,205	1	—	58.53
(vii) 香港註冊，在中國經營業務				
* 恒新石業有限公司	10,000	1	64	—
* 通運有限公司	10,000	1	—	55
* 興輝置業有限公司	10,000	1	—	60
* 宏祺發展有限公司	2	1	—	100
* 兆誠國際有限公司	100	1	—	75

主要附屬公司(續)

二零零一年六月三十日

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	本公司	附屬公司
(庚) 零售				
千色店有限公司	2	1	—	100
(辛) 酒店及服務式住宅管理及經營				
金廈管理有限公司	2	1	—	100
* 喜得置業有限公司	1,000	100	100	—
恒基兆業發展酒店管理有限公司	2	1	—	100
香港麗東酒店有限公司	2	1	—	100
九龍麗東酒店有限公司	2	1	—	100
麗東軒(北角)有限公司	2	1	100	—
(壬) 專業服務				
宏力保安服務有限公司	10,000	1	—	100
宏力保安服務有限公司	400+++	1	—	—
(癸) 管理及代理服務				
* 恒基(中國)地產代理有限公司	2	1	—	100
恒基物業代理有限公司	200,000	1	—	100
* 恒基兆業地產代理有限公司	2	100	100	—
* 盛萊發展有限公司	2	1	—	100
(子) 基建				
(i) 香港註冊及經營業務				
* 百城實業有限公司	2	1	—	100

(ii) 中國註冊及經營業務

	已發行/實繳註冊股本	權益擁有之百分比 本公司	權益擁有之百分比 附屬公司
杭州恒基錢江三橋有限公司	人民幣200,000,000	—	55.69
馬鞍山環通公路發展有限公司	人民幣99,450,000	—	49
寧波唯達公路發展有限公司	人民幣96,000,000	—	39
寧波智領公路發展有限公司	人民幣56,000,000	—	39
寧波盈輝公路發展有限公司	人民幣88,000,000	—	39
天津萬橋工程發展有限公司	人民幣20,000,000	—	70
天津津寧路橋建設發展有限公司	人民幣23,680,000	—	70

	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司	附屬公司
(丑) 資訊科技				
* 裕基科技有限公司	35,000,000	1	—	92.20
* 智慧居有限公司	2	1	—	100
* 恒基數據庫有限公司	2	1	—	100
* 名氣佳網上業務有限公司	2	1	—	100

** 畢馬威會計師事務所審核之公司*
*** 無投票權遞延股份*
+ A股
++ B股
+++ 優先股

以上為董事局認為對本集團損益賬或資產有重要影響之主要附屬公司。

主要聯營公司

二零零一年六月三十日

除特別註明外，所有主要聯營公司均在香港註冊及經營，其有關資料如下：—

	權益擁有之百分比 本公司	附屬公司	主要業務
上市公司			
香港中華煤氣有限公司	—	33.34	煤氣服務
香港小輪(集團)有限公司	—	30.98	渡輪服務
美麗華酒店企業有限公司	—	39.53	酒店經營
非上市公司			
Best Homes Limited	40	—	物業發展
Booneville Company Limited	50	—	酒樓服務
港興企業有限公司	—	28.75	控股投資
威永投資有限公司	—	50	控股投資
豐收發展有限公司	—	50	物業發展
隆業發展有限公司	—	50	物業發展
忠港發展有限公司	—	50	物業投資
名達置業有限公司	—	50	物業發展
典翠投資有限公司	—	25	物業投資
寶麟發展有限公司	—	50	控股投資
Quickcentre Properties Limited (英屬處女群島註冊及經營業務)	—	50	控股投資
上海恒昌置業發展有限公司 (中國成立及經營業務)	—	49	物業發展
Shinning Worldwide Limited (英屬處女群島註冊及經營業務)	—	45	控股投資
星際發展有限公司	—	33.33	物業投資
悦欣置業有限公司	—	20	物業投資
三暢有限公司	—	33.33	控股投資
UEX Beijing Holding Co. Limited	—	44.45	控股投資
富盟投資有限公司	33.33	—	控股投資

以上為董事局認為對本集團損益賬或資產有重要影響之主要聯營公司。

主要共同控制公司

除特別註明外，所有主要共同控制公司均在香港註冊及經營，其有關資料如下：－

	權益擁有之百分比		
	本公司	附屬公司	主要業務
北京燕莎友誼商城有限公司 (中國成立及經營業務)	—	50	零售
Billion Ventures Limited (英屬處女群島註冊及經營業務)	—	50	控股投資
卓群有限公司	—	50	物業發展
Central Waterfront Property Investment Holdings Limited (英屬處女群島註冊及經營業務)	—	50	控股投資
日威發展有限公司	—	25	物業投資
裕運(香港)有限公司	—	50	控股投資
喜加利投資有限公司	—	50	物業發展
翠玉地產資源有限公司	—	25	物業發展
利盈發展有限公司	50	—	物業發展
NSW (Holdings) Limited (英屬處女群島註冊及經營業務)	—	50	控股投資
Newfoundworld Holdings Limited	—	20	物業發展
中恩發展有限公司	—	50	物業發展
譽年企業有限公司	—	50	物業發展
佑昌有限公司	—	50	物業發展
Pure Jade Limited	—	20	物業發展
天暉有限公司	—	50	物業發展
旋高發展有限公司	—	50	物業發展
華都地產有限公司	25	—	物業發展
溢匯國際有限公司	—	50	物業發展

以上為董事局認為對本集團損益賬或資產有重要影響之主要共同控制公司。

Corporate Information 公司資料

BOARD OF DIRECTORS 董事局

(◦ EXECUTIVE DIRECTORS 執行董事)

◦ Dr. Lee Shau Kee 李兆基博士
D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
Chairman and Managing Director
主席兼總經理

The Hon Lo Tak Shing 羅德丞
G.B.M., J.P.
Vice Chairman 副主席

◦ Lee Ka Kit 李家傑
Vice Chairman 副主席

◦ Colin Lam Ko Yin 林高演
B.Sc., A.C.I.B., M.B.I.M., F.C.I.T.
Vice Chairman 副主席

Sir Po-shing Woo 胡寶星爵士
Hon. LL.D.,F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A.

Lee Tat Man 李達民

Leung Hay Man 梁希文
F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.

Angelina Lee Pui Ling 李王佩玲
J.P., LL.B., F.C.A.

Kan Fook Yee 簡福飴
F.H.K.I.S., F.R.I.C.S., F.C.I.Arb.

◦ Lee King Yue 李鏡禹

◦ Fung Lee Woon King 馮李煥琼

◦ Leung Sing 梁昇

◦ Eddie Lau Yum Chuen 劉壬泉

◦ Li Ning 李寧
B.Sc., M.B.A.

◦ Lee Ka Shing 李家誠

◦ Patrick Kwok Ping Ho 郭炳濠
B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.

◦ Ho Wing Fun 何永勳

◦ John Yip Ying Chee 葉盈枝
LL.B., F.C.I.S.

Vincent Liang 梁雲生
(Alternate Director to The Hon Lo Tak Shing
羅德丞先生之替代董事)

Jackson Woo Ka Biu 胡家驃
MA (Oxon)
(Alternate Director to Sir Po-shing Woo
胡寶星爵士之替代董事)

COMPANY SECRETARY 公司秘書

John Yip Ying Chee 葉盈枝
LL.B., F.C.I.S.

REGISTERED OFFICE 註冊辦事處

6th Floor, World-Wide House,
19 Des Voeux Road Central,
Hong Kong
香港德輔道中十九號環球大廈6樓

Telephone 電話: *(852) 2908 8888*
Facsimile 傳真: (852) 2908 8838
Internet 國際互聯網址: http://www.hld.com
E-Mail 電子郵件: henderson@hld.com

REGISTRARS 股份登記及過戶處

Central Registration Hong Kong Limited
19th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong
香港中央證券登記有限公司
香港皇后大道東一八三號合和中心19樓

SHARE LISTING 股份上市

Primary listing 第一上市:
The Stock Exchange of Hong Kong Limited
香港聯合交易所有限公司

Secondary listing 第二上市:
The Tokyo Stock Exchange 東京證券交易所

AUTHORISED REPRESENTATIVES 授權代表

Colin Lam Ko Yin 林高演
John Yip Ying Chee 葉盈枝

AUDITORS 核數師

KPMG 畢馬威會計師事務所

SOLICITORS 律師

Lo & Lo 羅文錦律師行
Woo, Kwan, Lee & Lo 胡關李羅律師行
Yung, Yu, Yuen & Co. 翁余阮律師行

PRINCIPAL BANKERS 主要往來銀行

The Hongkong and Shanghai Banking Corporation Limited 香港上海匯豐銀行有限公司

Hang Seng Bank Limited 恒生銀行有限公司

Bank of China 中國銀行

Standard Chartered Bank 渣打銀行

The Bank of East Asia, Limited 東亞銀行有限公司

The Chase Manhattan Bank 美國大通銀行

GROUP EXECUTIVES 集團行政人員

Lee Shau Kee 李兆基
D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
General Manager 總經理

Lee Ka Kit 李家傑
Deputy General Manager 副總經理

Colin Lam Ko Yin 林高演
B.Sc., A.C.I.B., M.B.I.M., F.C.I.T.
Deputy General Manager 副總經理

Lee Ka Shing 李家誠
Deputy General Manager 副總經理

Ho Wing Fun 何永勳
Assistant General Manager 助理總經理

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution; and

(b) the expression "Relevant Period" shall for the purposes of this Resolution have the same meaning as assigned to it under Ordinary Resolution (A) set out in the notice convening this Meeting.

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) above provided that such amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$3,600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$4,200,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$2.00 each up to but not exceeding 300,000,000."

By Order of the Board
John Yip
Secretary

Hong Kong, 4th October, 2001

Notes:–

(1) A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 4th December, 2001 to Monday, 10th December, 2001, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 3rd December, 2001.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2001 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from time to time up to but not exceeding HK$4,200,000,000 as and when required.

股東週年大會通告

本公司謹訂於二零零一年十二月十日(星期一)中午十二時三十分，假座香港干諾道中五號文華東方酒店松鶴及竹林廳舉行股東週年大會，商議下列事項：

(一) 省覽本公司截至二零零一年六月三十日止年度之已審核賬目、董事局及核數師報告。

(二) 通過派發末期股息。

(三) 重選董事及釐定董事酬金。

(四) 重聘核數師及授權董事局釐定其酬金。

(五) 作為特別事項處理，考慮及酌情通過下列各項議案為普通決議案：

(A)「動議：

(a) 在下文(b)段之規限下，一般性及無條件批准董事局於有關期間(如下文所釋)內，按照一切適用法例及香港聯合交易所有限公司(「聯交所」)或其他任何證券交易所不時修訂之證券上市規則之規定，行使本公司一切權力，以購回本公司在聯交所或可能在其他獲聯交所及證券及期貨事務監察委員會認可之任何證券交易所掛牌之本公司股本中每股面值港幣2.00元之普通股；

(b) 依據上文(a)段之批准而購回本公司股份之面值總額不得超過於本決議案日期本公司已發行股本面值總額百分之十，而上述批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據香港法例第三十二章公司條例本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案所載之權力經由股東在股東大會通過普通決議案將之撤銷或修訂之日。」

股東週年大會通告（續）

(B)「動議：

(a) 無條件授予董事局一般性權力，於有關期間（如下文所釋）內行使本公司之一切權力，配發、發行及處理本公司額外股份，並訂立及授予或需在有關期間或其後行使該項權力之售股建議、協議或購股權；惟所涉及之股份(但不包括根據(i)供股權的配發；或(ii)行使授予本公司及／或本公司之附屬公司僱員之任何購股計劃或類似安排之購股權；或(iii)行使本公司可能發行之任何認股權證之認購權；或(iv)根據本公司之公司細則以股代息而增發之股份)不得超過於本決議案日期本公司已發行股本面值總額百分之二十；及

(b) 就本決議案而言，「有關期間」一詞與召開本大會之通告內之第(A)項普通決議案所賦予之涵義相同。

「供股」指於本公司董事局訂定之期間內，向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時持有該等股份之比例提呈配售本公司股本中之股份之建議（惟本公司董事局認為必須或適宜時，可就零碎股份或按照任何香港以外地區之法例之任何限制或責任或任何認可管制機構或證券交易所之規定取消股份持有人在此方面之權利或作出其他安排）。」

(C)「動議：

將相當於本公司自授予董事局一般性權力之日起依據上文所載之第(A)項普通決議案授予董事局行使本公司權力購回本公司股本中之股份面值總額之數額，加入董事局根據上文所載之第(B)項普通決議案可依據一般授權配發、發行及處理本公司額外股份或同意有條件或無條件配發、發行及處理之股本之面值總額內，藉以擴大授予董事局當時已生效之一般性權力（根據該項授權，董事局可行使本公司之權力配發股份），惟加入一般授權內之購回股份之面值總額，不得超過於本決議案日期本公司已發行股本面值總額百分之十。」

(D)「動議：

倘董事局依據上文所載之第(B)及(C)項普通決議案或以其他方式批准配發及發行本公司所有或任何股份，以及在該等股份配發及發行後，本公司已發行之股本超過港幣3,600,000,000元之情況下，本公司於上述股份配發及發行前，在董事局認為需要或適當時，可予不時透過增加不超過300,000,000股每股面值港幣2.00元之額外普通股股份，增加本公司之法定股本至不超過港幣4,200,000,000元。」

承董事局命
秘書
葉盈枝　謹啟

香港，二零零一年十月四日

註：

(一)凡有權出席上述會議及投票之本公司股東，可委派一位或多於一位代表出席及投票，代表人不必為本公司之股東。代表委任書必須填妥，並於開會前至少四十八小時送達香港德輔道中十九號環球大廈6樓本公司註冊辦事處。

(二)本公司由二零零一年十二月四日(星期二)起至二零零一年十二月十日(星期一)止，首尾兩天在內，暫停接受辦理股份登記及過戶手續。

(三)為確保享有末期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零一年十二月三日(星期一)下午四時前送達香港皇后大道東一八三號合和中心19樓本公司股份登記及過戶處香港中央證券登記有限公司辦理轉名手續。

(四)關於上述第(五)項之(A)項普通決議案詳情之說明函件，將連同二零零一年年報寄予股東。

(五)關於上述第(五)項之(B)及(C)項普通決議案，要求股東授權之原因，乃為遵照公司法例第五十七(B)節及聯交所之證券上市規則而提出，藉以確保董事局在公司擬配發及發行不超過本公司已發行股本百分之二十之新股及依據上述第(五)項之(A)項普通決議案之一般授權而購回之股份時，獲得靈活及絕對之處理權。然而，董事局茲聲明本公司現並無任何發行新股計劃。

(六)關於上述第(五)項之(D)項普通決議案，乃要求股東在需要之情況下，通過將本公司之法定股本不時增加至不超過港幣4,200,000,000元。

Henderson Land Development Company Limited — Proxy Form

Form of Proxy for use of Shareholders at the Annual General Meeting convened at 12:30 p.m. on the 10th day of December, 2001.

I/We (note 1) ______________________________

of ______________________________

being the holder(s) of (note 2) ______________________________ Shares of HK$2.00

each of the abovenamed Company hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

to act as my/our proxy at the Annual General Meeting of the Company to be held on the 10th day of December, 2001 at 12:30 p.m. and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with a "✓" in the spaces provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

		FOR	AGAINST
1	To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2001.	❐	❐
2	To declare a Final Dividend.	❐	❐
3	To re-elect Dr. Lee Shau Kee as director.	❐	❐
	To re-elect The Hon Lo Tak Shing as director.	❐	❐
	To re-elect Sir Po-shing Woo as director.	❐	❐
	To re-elect Mr. Leung Hay Man as director.	❐	❐
	To re-elect Mr. Li Ning as director.	❐	❐
	To re-elect Madam Fung Lee Woon King as director.	❐	❐
	To fix the remuneration of directors.	❐	❐
4	To re-appoint Auditors and authorise the Directors to fix their remuneration.	❐	❐
5	To approve the Ordinary Resolutions in item 5 of the Notice of Annual General Meeting		
	(A) To give a general mandate to the Directors to repurchase shares.	❐	❐
	(B) To give a general mandate to the Directors to allot new shares.	❐	❐
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	❐	❐
	(D) To increase the authorised share capital to HK$4,200,000,000 as and when required.	❐	❐

Dated ______________________ Signature ______________________

In the presence of:

Witness ______________________

NOTES:

1 Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2 Please insert the number of Shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

3 A proxy need not be a member of the Company.

4 In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding .

5 In the case of a corporation this form of proxy must be under its Common Seal or under the hand of an officer or attorney duly authorised.

6 To be valid this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's registered office at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not later than 48 hours before the time of the meeting or any adjournment thereof.

7 Any alterations made in this form should be initialled.

恒基兆業地產有限公司
代表委任書

二零零一年十二月十日中午十二時三十分所召開之股東週年大會之代表委任書

本人(吾等)(註一) ____________________

寓 ____________________

持有上述公司每股面值港幣二元股份共 ____________________ 股(註二)，

玆委任 ____________________

寓 ____________________，

如其未克出席，則委任 ____________________

寓 ____________________ 為代表，出席

二零零一年十二月十日中午十二時三十分所召開之本公司股東週年大會(及其一切延會)並參加投票如下所示。

請在下欄內填上「✔」號，以表示贊成或反對，如未有明確指示，則其所委派之代表於投票時，有權自行作出決定。

		贊成	反對
1	省覽截至二零零一年六月三十日止年度之已審核賬目、董事局及核數師報告。	❑	❑
2	通過派發末期股息。	❑	❑
3	重選李兆基博士連任董事。	❑	❑
	重選羅德丞先生連任董事。	❑	❑
	重選胡寶星爵士連任董事。	❑	❑
	重選梁希文先生連任董事。	❑	❑
	重選李　寧先生連任董事。	❑	❑
	重選馮李煥琼女士連任董事。	❑	❑
	釐定董事酬金。	❑	❑
4	重聘核數師及授權董事局釐定其酬金。	❑	❑
5	通過列於股東週年大會通告內第五項之普通決議案		
	(A) 有關授權董事局一般性權力以購回股份事宜。	❑	❑
	(B) 有關授權董事局一般性權力以發行新股事宜。	❑	❑
	(C) 有關授權董事局一般性權力以發行面值相等於本公司購回股份面值總額新股事宜。	❑	❑
	(D) 在需要之情況下增加法定股本至港幣4,200,000,000元。	❑	❑

日期：二零零一年 __________ 月 __________ 日　　簽署 ____________________

見證人簽署 ____________________

附註：

一　請用正楷填上姓名及地址。

二　請填上　台端持有之登記股數。如未有填上股數，則以　台端在股東名冊內所登記之全部股數為準。

三　所委任之代表毋須為本公司之股東。

四　如屬聯名股東，則就所載各項議案投票時，本公司得接納在公司股東名冊內排名首位之聯名股東或其委派之代表投票，其他聯名股東即無權投票。

五　如股東為一有限公司，則代表委任書須蓋上公司印章，或由公司行政主管或合法授權人親筆簽署。

六　代表委任書連同簽署人之授權書或其他授權文件或由公證人簽署證明之副本，最遲須於股東週年大會或延會召開前四十八小時送達香港德輔道中十九號環球大廈6樓，本公司註冊辦事處方為有效。

七　代表委任書之每項更正，均須由簽署人簡簽認可。